STATE OF ISRAEL

This description of the State of Israel is dated as of June 30, 2014 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2013.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of or guaranteed by Israel.

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LIST OF TABLES

TABLES AND SUPPLEMENTARY INFORMATION

Map of Israel

*	These areas are subject to agreements between the State of Israel (the “State” or “Israel”) and the Palestinian Authority (see “State of Israel — International Relations,” below).

Currency Protocol

Except as otherwise expressed herein, all amounts in this annual report (“Report”) are expressed in New Israeli Shekels (“NIS” or “shekel”) or in U.S. dollars (“$,” “dollars,” or “USD”). Any amount stated in dollars in this Report as of a stated date or for a stated period that was converted from NIS into dollars, was either converted at the representative foreign exchange rate for dollars on such date, or at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel representative rates are indicative exchange rates of foreign currencies versus the shekel and are based on the average buying and selling prices published by banks around the time that the representative rate is set. The representative NIS/USD exchange rates as of the following dates and for the following periods were:

Table No. 1

NIS/U.S. Dollar Exchange Rates

	2009	2010	2011	2012	2013
December 31st	3.775	3.549	3.821	3.733	3.471
Yearly Average	3.933	3.733	3.578	3.856	3.611

Source:	Bank of Israel.

On December 31, 2013, the Bank of Israel representative foreign exchange rate for USD was NIS 3.471 per USD 1.0. The average exchange rate for 2013 was NIS 3.611 per USD 1.0.

In October 2000, all restrictions on foreign currency derivative transactions with non-residents were abolished. For further discussion on the convertibility of the NIS to USD (see “Balance of Payments and Foreign Trade,” below).

In June 2008, the NIS became one of the seventeen currencies eligible for payment settlements through the Continuous Linked Settlement (“CLS”) Bank system (“CLS Bank”). CLS eligibility eliminates part of the risk associated with foreign exchange transactions across time zones, enhancing the NIS’s systemic stability. Currently, over half of all CLS Bank members are able to settle payments in NIS immediately.

Totals in certain tables in this Report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.

Fiscal Year

The fiscal year of the Government of Israel (the “Government”) ends on December 31. The twelve-month period which ended on December 31, 2013 is referred to in this Report as “2013,” and other years are referred to in a similar manner.

FORWARD-LOOKING STATEMENTS

Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. These statements are based on Israel’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:

•	External factors, such as:
•	interest rates in financial markets outside Israel;
•	the impact of changes in the credit rating of Israel;
•	the security situation;
•	the economic growth and stability of Israel’s major trading partners, including the United States and the European Union (the “EU”);
•	the global high-tech market; and
•	regional economic and political conditions.
•	Internal factors, such as:
•	general economic and business conditions in Israel;
•	present and future exchange rates of the Israeli currency;
•	foreign currency reserves;
•	the level of domestic debt;
•	domestic inflation;
•	the level of budget deficit;
•	the level of foreign direct and portfolio investment; and
•	the level of Israeli domestic interest rates.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS

The following summary highlights information contained elsewhere in this Report and is qualified in its entirety by the more detailed information appearing elsewhere in this Report. This section is not complete and may not contain all the information that you should consider. You should read the entire Report and any supplement carefully.

Economic Developments

In August 2013, the Central Bureau of Statistics revised the System of National Accounts (SNA) due to a number of major changes that affect the various data series, with respect to values as well as percentages of change between periods. The data series beginning in 2006 was revised for the publication of the 2013 Statistical Abstract. The series from 1995 onwards will be revised in August 2014 for the publication of the Statistical Abstract of 2014. Revisions to the System of National Accounts are in accordance with the changes to the new SNA guide (System of National Accounts 2008), which has been accepted globally and includes changes in the measurement of the annual gross domestic product (“GDP”) (the United States and the United Kingdom have already implemented the new SNA guide, while the majority of other EU nations intend to implement the new SNA guide in 2014). Some of the main changes in the System of National Accounts in Israel consist of: (i) recording research and development as fixed capital formation, (ii) measurement of income from financial intermediation, (iii) recording the Central Bank's output, and (iv) recording of products for further processing in the balance of payments. The process of fully implementing the changes in the System of National Accounts in Israel will take several years and will be accompanied by additional adjustments to the Balance of Payments Manual 6 (BPM6) and the new international merchandise trade statistics guide. Further changes have been reflected in the classification of economic activities in Israel, as the classification is in accordance with the new International Standard Industrial Classification (ISIC Rev4). Moreover, there has been integration of the 2006 input - output tables that describe the relationships between various industries, as well as between the industries and the final uses (private consumption, general government consumption, fixed capital formation, and exports).

These methodology changes resulted in a restatement of the growth rates for 2006 through 2012, as well as certain other indicators including the debt-to-GDP ratio and the budget deficit as a percentage of GDP. Therefore, any economic data deriving from such growth rates and/or GDP figures calculated according to the methodology in place prior to August 2013 may not be directly comparable with the data deriving from the growth rates and/or GDP figures calculated according to the new methodology implemented by the Central Bureau of Statistics.

As a result of the above-mentioned methodology changes, the following indicators were revised:

Table No. 2

Revised Growth Indicators 2006 – 2013(1)

	2006	2007	2008	2009	2010	2011	2012	2013
Budget deficit as a percentage of GDP	0.9%	0.0%	2.1%	4.9%	3.5%	3.1%	3.9%	3.2%
Surplus/deficit in the current account as a percentage of GDP	4.7%	3.2%	1.4%	3.8%	3.1%	1.3%	0.3%	2.5%

(1)	Data for 2006 – 2012 presented in this table constitute revised GDP indicators calculated in accordance with the new SNA methodology adopted by the Central Bureau of Statistics as of August 2013. Data for 2013 were calculated in accordance with the new SNA methodology and have not been revised.
Sources:	Central Bureau of Statistics and Ministry of Finance.

The Israeli economy grew at a pace of 3.3% in 2013, almost unchanged compared to 2012, in which the GDP growth rate stood at 3.4%. The 2013 GDP growth rate is below the growth rates of 5.7% and 4.6%, recorded in 2010 and 2011, respectively. The growth rate began to moderate in the second half of 2011. This trend continued in 2012 and throughout 2013, during which time GDP grew by annual rates of 2.2%, 4.4% (mainly due to the beginning of natural gas production in Israel), 2.0% and 3.2% in the first, second, third and fourth quarters, respectively. The slowdown in growth rates that began in the second half of 2011 and continued through 2013 is attributable, in part, to the weakening of global demand and completion of large domestic infrastructure projects.

As of the date of this Report, the Ministry of Finance’s GDP growth forecast for 2014 is 2.9%. This forecast takes into account the contribution of natural gas production from the newly-operating Tamar natural gas field, which is estimated as accounting for 0.3 percentage points of GDP growth for 2014.

During the first quarter of 2014, GDP grew at an annual rate of 2.7%, a modest slowdown compared to the fourth quarter of 2013. This slowdown in growth is attributable to a decrease in private consumption and fixed capital formation. Business sector product (calculated as GDP less some general government services, services of private non-profit institutions and housing services) grew at an annual rate of 1.5% in the first quarter of 2014, compared to 2.3%, 5.2%, 1.2% and 2.5% in the first, second, third and fourth quarters of 2013, respectively. The growth in private consumption was negative in the first quarter of 2014, continuing the downward trend in private consumption. Fixed capital formation also declined in the first quarter of 2014, after four consecutive quarters of positive growth in 2013.

On May 14, 2013, the Government approved the biennial budget and economic plan proposal for 2013 –  2014. The budget proposal required the approval of the Israeli parliament (the “Knesset”) to become law. On July 30, 2013, the Knesset passed the 2013 - 2014 budget. The budget includes several measures to increase fiscal stability, including reducing the budget deficit to 2.8% of GDP in 2014 and adjusting government commitments to the expenditure ceiling as set forth by law. The budget also includes several measures designed to improve taxation revenue, including tax rate increases with respect to the corporate tax, and taxation on real estate and luxury items. The budget also includes an economic program aimed at improving the standard of living of the working population and increasing growth rates by increasing participation in the labor market among certain segments of the population that are currently underrepresented in the labor force.

In 2013, the Government continued its debt-reduction policy, reducing the Government debt as a percentage of GDP by 1.0%, to a level of 66.1%. Public debt (including local authorities’ debt) as a percentage of GDP continued its declining path falling by 1.0% relative to 2012 and standing at 67.4% at the end of 2013. After a deviation from the budget deficit target in 2012 (the actual budget deficit amounted to 3.9% of GDP during 2012), the actual budget deficit in 2013 was significantly below the 4.3% of GDP deficit targeted for the year, amounting to 3.2% of GDP. The 2013 - 2014 budget includes several revenue and expenditure measures aimed at reducing the deficit. The revenue measures included raising the VAT rate from 17% to 18%; increasing the excise tax on tobacco and alcohol; raising the corporate income tax; and imposing a one-time collectability of corporate tax amnesty for companies subject to tax exemptions. The expenditure measures included freezing previous planned public sector wage hikes; cutting the defense budget; and reducing child allowances. Accordingly, in 2013 revenues were higher than expected, due in part to one-time sources of revenue, including the taxes collected following the sale of Iskar and the taxation of “trapped profits” and lower-than-expected expenditures. This led to a 3.2% budget deficit compared to the budget deficit target of 4.3% of GDP in 2013. As part of the commitment to debt reduction, the Government set the 2014 budget deficit target at 2.8% of GDP.

Inflation in 2013 was 1.8% at year-end, within the Government’s target range of 1% to 3%. The inflation forecast for 2014 is 1.3%, also within the target range, and lower than the middle of the target range. The NIS/USD exchange rate appreciated since the second half of 2012 and into 2013, after having depreciated in 2011 and the first half of 2012. The NIS/USD exchange rate as of December 31, 2013, stood at 3.471, which represents an appreciation of 7% during 2013. The NIS/USD exchange rate as of May 31, 2014 was 3.475. During 2013, there was no change in Israel’s foreign currency credit rating from Standard & Poor’s (“S&P”), Moody’s Investor Services or Fitch Ratings. In November 2013, Fitch Ratings revised the outlook on Israel's Long-Term Foreign-Currency IDR to Positive from Stable, reflecting confidence in the turnaround in the fiscal position and the Government’s commitment to a credible medium-term path for further deficit reduction, as well as the economic benefits that are expected with the start of gas production.

Israel’s economy continues to be affected by current global economic conditions and the slow-growth climate in Europe. Europe continues to face uncertainty as many Eurozone countries face moderate growth and the inflation pace is lower than 1%. The continued sluggish growth in the EU, which is one of Israel’s major trade partners, could have a material adverse impact on Israel’s balance of trade and thereby adversely affect Israel’s financial condition. Since late 2009, several Eurozone governments, including Greece, Spain, Italy, Ireland, Portugal, France and Cyprus, have experienced rising national debt levels coupled with the downgrade of the credit ratings of their government debt. As a result, there was significant price volatility in the secondary market for sovereign debt of European and other nations. In 2013, it seems that this price volatility has significantly decreased, mainly due to measures that have been taken by the European Central Bank. Additionally, speculation regarding the inability of Greece and certain other Eurozone governments to pay their national debt has largely subsided. Although Israel’s economy has sustained moderate rates of growth in recent years, there can be no assurance that Israel’s economy will continue to grow in a prolonged negative global economic climate.

Balance of Payments and Foreign Trade

Israel had a current account surplus of 2.5% of GDP in 2013. This surplus follows eleven years of a positive surplus in the current account. The current account balance has decreased steadily since the second half of 2010 and through the first quarter of 2012. This decrease is partially attributable to the cessation of natural gas flowing from Egypt and the slowdown in the extraction of natural gas from Yam Tethis reservoir, the combined effect of which was to require Israel to import expensive alternative fuels during 2011 and 2012. The production of natural gas from the Tamar reservoir, which started in late March 2013, and the decline in fuel prices since the second half of 2012 contributed to an improvement in the current account balance in the second half of 2012 and into 2013. This improvement is expected to continue in future years.

During 2013, exports of goods and services increased slightly, while imports of goods and services decreased slightly. In 2013, Israel recorded a net-export surplus of $3.2 billion, compared to a deficit of $0.4 billion in 2012, and following a high deficit during 2011, and a high surplus in 2010. Compared to 2012, exports in real NIS terms grew moderately by 0.9% in 2013, whereas imports decreased by 0.3%. Due in part to the reduction in global demand (particularly relating to high-tech products) and the appreciation of the NIS, exports of goods in current dollars decreased in the third quarter of 2013 by 6.8% but recovered in the fourth quarter of 2013 and the first quarter of 2014, growing by 10.1% and 2.9%, respectively (compared with the previous quarter). The growth in exports during 2013 (4.4% in current dollar terms) was reflected in an increase of exports to the EU (5.8%) and Asia (4.8%), while exports to the United States decreased by 5.5%. Exports to other destinations (excluding Asia) grew by 12.6% in 2013. The share of exports to the EU increased by 0.4 percentage points (from 31.2% in 2012 to 31.6% in 2013), while the share of exports to United States decreased by 2.1 percentage points (from 23.3% in 2012 to 21.2% in 2013). The share of exports to Asia remained almost unchanged (declining from 21.0% in 2012 to 20.8% in 2013).

During the first quarter of 2014, exports of goods increased by 8.8% in real NIS terms and at an annual rate, compared to the previous quarter, and imports increased by 3.9% at an annual rate. The growth of imports in 2014 is expected to be limited due to the local production of natural gas, which will offset the importation of certain energy-related products.

On March 30, 2013, natural gas production at the Tamar reservoir began. The gas flowing from Tamar is being used mainly for domestic electricity production and is expected to lead to a significant decrease in energy-related imports. Following the beginning of gas production from Tamar, there were appreciation pressures on the NIS, leading the Bank of Israel to resume its intervention in the foreign exchange market for the first time since 2011. The Bank of Israel purchased foreign currency in the amount of $2.1 billion by the end of 2013 within the framework of the plan, and another $3.2 billion in unplanned purchases. In October 2013, the Bank of Israel projected that the overall effect of natural gas production on the balance of payments in 2014 will be $3.5 billion, and announced that it will purchase foreign currency during 2014 accordingly. The Bank of Israel intends to continue such foreign currency purchases until Israel’s sovereign wealth fund becomes operational, which is anticipated in 2018 (subject to legislative review by the Knesset).

Israel is a party to free trade agreements with its major trading partners and it is one of the few nations that signed free trade agreements with both the United States and the EU (see “State of Israel — Membership in International Organizations and International Economic Agreements,” below).

Fiscal Policy

The budget deficit amounted to 3.2% of GDP in 2013, below the budget deficit target of 4.3% of GDP for that year. In recent years, the budget deficit has been on a declining path, with the exception of 2012, amounting to 5.3% of GDP in 2009 due to a decrease in tax revenues resulting from the global financial crisis (the 2009 budget deficit target was set at 6%); 3.6% of GDP in 2010 (the 2010 budget deficit target was set at 5.5%); 2.7% in 2011 (the 2011 budget deficit target was set at 3.0%); and 3.9% in 2012 (the 2012 budget deficit target was set at 2.0%). Pursuant to recent legislation, the budget deficit target is set at 2.8% of GDP in 2014.

In accordance with the Government’s long-term fiscal policy, the Knesset revised the government expenditure ceiling set forth in the Expenditure Law (as defined below) (see “Public Finance — Limits on Expenditure and Deficit Reduction”). The revision modifies the formula that will be used to calculate the annual budget in the coming years. Under the new formula, beginning with the 2015 budget, the expenditure ceiling will be calculated based on the average population growth rate in the three years prior to the submission of the Budget Law, added to the ratio between 50% and the actual debt-to-GDP ratio. The formula takes into account the three-year average population growth rate in order to ensure that real government expenditure per capita increases.

Inflation and Monetary Policy

The inflation rate over the last decade was near the middle of the Government’s target range (1% – 3%) and stood at approximately 2% on average. Measured at year-end, the consumer price index (“CPI”) rose by 2.7% in 2010, 2.2% in 2011, 1.6% in 2012 and 1.8% in 2013. The changes in the CPI reflect a rise in the prices of commodities, housing, and agricultural products. In the first few months of 2014, the CPI remained within the target range but near the bottom of such range. The CPI rose by 1.0% during the twelve-month period ending May 31, 2014. It is expected that the average rate of inflation in 2014 will be 0.9%.

Because of the slowdown in the Israeli and global economies, the Bank of Israel lowered its key interest rate to 0.5% in the middle of 2009. As Israel’s economy recovered and continued to grow, the Bank of Israel began to gradually increase its key interest rate until it peaked at 3.25% in June 2011. The Bank of Israel then repeatedly reduced its key interest rate by 0.25 percentage points, beginning in September 2011. In May 2013, the Bank of Israel announced that it would further reduce the interest rate by 0.5 percentage points, to 1.25%. In March 2014, the Bank of Israel reduced its key interest rate to 0.75%. The real interest rate averaged -0.4% in 2013 after two years of positive interest rates of 0.2% and 0.1% in 2011 and 2012, respectively. In 2009 and 2010 the real interest rate was negative (-1% and -1.2%, respectively). As of May 2014, the real interest rate, less inflation expectations, was -0.64%.

In recent years, Israel has been active in the global sovereign debt markets. In March 2009, Israel issued in the global markets $1.5 billion aggregate principal amount of 5.125% bonds due 2019. In March 2010, Israel issued in the Euro market €1.5 billion aggregate principal amount of 4.625% bonds due 2020. In January 2012, Israel issued in the global markets $1.5 billion aggregate principal amount of 4% bonds due 2022. In January 2013, Israel completed a dual-tranche issuance in the global markets, issuing $1 billion aggregate principal amount of 3.15% bonds due 2023 and $1 billion aggregate principal amount of 4.5% bonds due 2043. In January 2014, Israel issued in the Euro market €1.5 billion aggregate principal amount of 2.875% bonds due 2024.

The NIS/USD exchange rate saw an appreciation between the second half of 2012 and into 2013, averaging NIS 3.61 for 2013 (compared to NIS 3.86 in 2012). On July 31, 2012, December 31, 2012, April 30, 2013 and December 31, 2013, the NIS/USD exchange rate stood at NIS 3.997, NIS 3.733, NIS 3.594 and NIS 3.471, respectively. In response to a sharp appreciation by the NIS that began in 2008 and continued until mid-2011, the Bank of Israel initiated a two-year policy of daily purchases of foreign currency. In August 2009, the Bank of Israel announced that it will terminate its daily purchasing of foreign currency but that it plans to continue purchasing such currency when it deems advisable. Between August 2011 and April 2013, the Bank of Israel did not make substantial foreign currency purchases.

In May 2013, the Bank of Israel announced its plan to resume purchasing foreign currency to counteract the adverse effects of natural gas production from the Tamar reservoir, which began operating in late

March 2013, on the balance of payments. Appreciation pressures on the NIS began following the commencement of production from the Tamar reservoir. The Bank of Israel’s intervention in the foreign exchange market, for the first time since 2011, is intended to offset the appreciation pressure on the NIS resulting from the increased domestic production of natural gas in order to avoid the phenomenon known as “Dutch disease,” which could negatively impact the Israeli economy. The Bank of Israel purchased $2.1 billion by the end of 2013 within the framework of the plan, and another $3.2 billion in unannounced purchases.

In October of 2013, the Bank of Israel projected that the overall effect of natural gas production on the balance of payments in 2014 will be $3.5 billion, and announced that it will purchase foreign currency during 2014 accordingly.

At the end of 2010 and 2011, official reserves stood at $70.9 billion and $74.9 billion, respectively. At the end of 2012 and 2013, official reserves stood at $75.9 billion and $81.8 billion, respectively. Due to the resumed purchases of foreign currency by the Bank of Israel, the official reserves increased to $86.5 billion in May 2014.

In January 2013, the Governor of the Bank of Israel, Professor Stanley Fischer, announced his intention to resign as of June 30, 2013. On November 13, 2013, Prime Minister Benjamin Netanyahu and Finance Minister Yair Lapid appointed Dr. Karnit Flug as Governor of the Bank of Israel. Dr. Flug previously served as Deputy Governor of the Bank of Israel since July 2011. From July 2013 until November 2013, Dr. Flug served as Acting Governor of the Bank of Israel. Under Israeli law, the Governor of the Bank of Israel is appointed by the President of the State after receiving the recommendation of the Government.

Labor Market

The rate of unemployment dropped to 6.2% in 2013, reflecting a significant decrease compared to 6.9% in 2012 and 7.0% in 2011. From January to April 2014, the unemployment rate averaged 5.8%, which is very low by historical standards. The participation rate improved significantly in the last four years, increasing from 61.6% at the beginning of 2010, to 63.37% in the fourth quarter of 2013 and 64.0% in April 2014. Despite the high participation rate and low unemployment rate, there are still no major signs of pressure to increase wages. This is in part attributable to the entry of a large number of workers into low-paying jobs and part-time positions.

Capital Markets

The Tel-Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel-Aviv 100 (“TA-100”) and Tel-Aviv 25 (“TA-25”) are its main indices and primary indicators of the performance of Israel’s public companies. The TA-100 and TA-25 measure, respectively, the 100 and 25 companies with the highest market capitalization listed on the TASE. The TASE is highly correlated with major stock markets in developed countries, and the global financial crisis and overall weakening in global growth starting in 2008 have affected Israel’s public companies. The TA-100 fell by 51.1% in 2008, but recovered in 2009 and 2010, rising by 88.8% and 14.9%, respectively. In 2011, the TA-100 fell by 20.1% and the TA-25 fell by 18%. The TASE partially recovered in 2012, with the TA-100 and TA-25 rising by 7.2% and 9.2%, respectively. This recovery continued into 2013 as the TA-100 and TA-25 increased by 15.1% and 12.1%, respectively. However, during 2012 and 2013 the TASE underperformed relative to the major international stock exchanges.

In light of the 7.0% appreciation of the NIS against the USD during 2013, the TA-25 rose 20.6% in USD terms over the course of the year. The TA-25 rose 4.8% in nominal terms and 4.7% in USD terms between January and May 2013, while the USD appreciated by 0.1% against the NIS. The value of the public portfolio of financial assets (a weighted average of the public’s holdings of financial assets and deposits, in Israel and abroad) dropped by 1.2% during 2011, but increased by 7.8% during 2012, and increased further by 8.9% in 2013; current data (through April 2014) shows a further increase of 1.8%. Redemptions in provident funds caused these funds to record a net outflow of assets under management of NIS 465.73 million in 2012, mainly due to large redemptions in January of that year. However, during the fourth quarter of 2012 there was a positive inflow of NIS 1.541 billion. During 2013, there was a significant net inflow of assets under management of NIS 2,757 billion, mainly due to large deposits in December 2013. Since the beginning of 2014 there was a net inflow of NIS 0.858 billion.

The Bank of Israel, together with governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector and to set policies and measures that will be implemented and enforced with respect to such entities.

In 2011, the Bank of Israel and the Ministry of Finance took a number of steps to reduce short-term investments by foreign investors. These include, starting in January 2011, requiring banking corporations in Israel to meet a 10% reserve requirement for foreign exchange swap transactions and shekel-based forward contracts entered into by non-residents. In addition, the Ministry of Finance cancelled a tax exemption previously granted to foreign investors on capital gains from non-indexed zero-coupon securities of up to one-year maturity issued by the Bank of Israel (“Makam”) and short-term government bonds. To improve its ability to analyze transactions in the foreign exchange market and to increase transparency and investor confidence, the Bank of Israel imposed reporting obligations on Israeli residents and non-residents undertaking transactions in foreign exchange swaps and forwards exceeding $10 million per day, and non-residents undertaking transactions in Makam and short-term government bonds exceeding NIS 10 million per day.

Political Situation

Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution but rather a number of basic laws that were granted special status, enabling judicial review by the Israeli Supreme Court. Israel’s constitutional jurisprudence is also grounded in judicial decisions and in the State’s Declaration of Independence. The President of Israel is the head of state. The presidency is largely an apolitical, figurehead role, with the real executive power in the hands of the Prime Minister. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” below).

Israel signed peace treaties with Egypt in 1979 and Jordan in 1994, but past efforts to achieve peace with Syria, Lebanon and the Palestinians have yet to bear fruit. Relations between Israel and the Palestinian Authority continue to be based on existing agreements and on current efforts by the US administration to resume peace talks.

In 2005, Israel redeployed out of the Gaza Strip (“Gaza”), dismantling all Israeli communities in Gaza and all its military bases there, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations,” below).

In the summer of 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas’s firing into Israel an increasing number of rockets from Gaza, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to relative calm from 2009 and into 2011. Operation Cast Lead did not materially affect the Israeli economy. From 2011 and into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets that have the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, a military campaign against terrorist targets in Gaza. Operation Pillar of Defense lasted eight days.

Having been at a standstill since 2009 (despite a brief round of talks beginning in September 2010), Israeli-Palestinian peace negotiations were again initiated, under the auspices of US Secretary of State John Kerry, in July 2013. Progress was made, but before the last phase of negotiations of a prisoner release by Israel, for which Government approval was imminent, the Palestinian Authority breached its commitments and submitted requests to accede to fifteen international conventions. While the talks were suspended, the Palestinians announced a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government. Incorporating Hamas into the Palestinian government, under one guise or another, is unacceptable to Israel as long as Hamas rejects the three benchmarks of the International Quartet (namely, recognizing Israel, accepting existing Israeli-Palestinian agreements, and renouncing violence). Although Israel has expressed its willingness to negotiate without preconditions with Palestinian partners who accept the Quartet’s conditions, Hamas still refuses to do so, leaving negotiations at an impasse. However, improvements have been made in economic and security cooperation with the Palestinian Authority.

In September 2011, the Palestinian Authority filed an application for membership with the United Nations. In November 2012, the General Assembly upgraded the Palestinian Authority’s status in the United Nations from a “non-member observer entity” to a “non-member observer state.”

Since January 2011, there has been political instability and civil unrest, termed the Arab Spring, in numerous Middle East and North African countries, including Bahrain, Libya, Egypt, Tunisia, Yemen and Syria. The Arab Spring has ousted long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. While Israel is hopeful that these developments will lead to increased freedom and opportunity for the citizens of its neighboring countries, it remains concerned regarding the stability of the region. The delicate relations between Israel and its neighbors could become even more fragile with the ensuing domestic turmoil and change in regimes. However, such instances of instability in the Middle East and North Africa region have so far not materially affected Israel’s financial or political situation, and countries who have signed peace agreements with Israel remain committed to them, regardless of internal political developments. Nevertheless, there can be no assurance that such instability in the region will not escalate in the future, that such instability will not spread to additional countries in the region, that current or new governments in the region will be successful in maintaining domestic order and stability, or that Israel’s economic or political situation will not thereby be affected. This uncertainty is highlighted by recent fighting in Syria and Iraq, where an Islamist militia group known as ISIS (Islamist State in Iraq and Syria) is challenging the territorial boundaries of both states.

Since the signing of the Camp David Accords in 1979, peace with Egypt has been important to Israel’s national security. Following the ousting of former President Hosni Mubarak, the relationship between Egypt and Israel has been strained, but the election of President Al-Sisi has been accompanied by reassuring statements regarding common interests. As of June 2014, Israel did not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remained in force. Moreover, as of June 2014, the weakening of the Assad regime in Syria and the removal of its chemical weapons was perceived as diminishing the strategic threat to Israel emanating from the Syrian armed forces. Nevertheless, Israel remains vigilant regarding the security challenges posed by its shared border with Syria, possible transfers of strategic weapons (including chemical and biological weapons), and the possibility that the ongoing civil war will devolve into a state of anarchy.

Fundamentalist regimes such as Iran present a deep concern for the international community and especially for states in the region. Since 2011, the prospect of a nuclear Iran has been at the center of international geopolitical discourse. The implementation of strict international sanctions against Iran, combined with widespread international denouncement of Iranian nuclear military ambitions, serve as evidence that the United States, EU and other world powers share Israel’s concerns. Talks between the P5+1 group and Iran have so far resulted in what Israel considers to be a disadvantageous interim agreement, since it validates Iran’s nuclear enrichment capacities. There has yet to be a breakthrough before a final agreement on this matter can be reached. Prime Minister Benjamin Netanyahu has publicly stated that Israel aims to achieve a peaceful resolution to the situation; however, all options for preventing Iran from obtaining nuclear weapons remain on the table.

Privatization

Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of the broader market reforms initiated by the Government aiming to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2013, 98 government companies became partially or fully-private. The proceeds stemming from these privatizations totaled $14.2 billion. In 2010, privatization proceeds amounted to NIS 4.5 billion, partly as a result of the privatization of the State’s interest in two of the five major banks in Israel — Israel’s entire remaining stake in Israel Discount Bank Ltd., and 5% proceeds of Israel’s stake in Bank Leumi Le-Israel Ltd. Currently, the Government holds approximately 6.03% of Bank Leumi’s outstanding equity securities, and on June 9, 2014, the Finance Committee of the Knesset approved the Government's request to sell the remaining stake over the coming year. In addition, the Government plans to continue with the process of privatizing its interest in financial institutions, as well as State-owned land, seaports, and parts of the defense industry (see “The Economy — Role of the State in the Economy,” below).

Loan Guarantee Program

In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years, and in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year). Further extension of the program was approved by the U.S. House of Representatives on July 17, 2012 and signed into law by President Obama on July 27, 2012. The new law extends the program until 2016, and allows the United States to provide access to up to $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program.

The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004, Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Table No. 3

Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)

	2009	2010	2011	2012	2013
Main Indicators
GDP (at constant prices)	819.7	866.2	905.8	936.2	967.4
Real GDP growth	1.2%	5.7%	4.6%	3.4%	3.3%
GDP per capita (at constant 2010 prices)	109,568	113,666	116,687	118,422	120,084
GDP per capita, percentage change	-0.5%	3.7%	2.7%	1.5%	1.4%
Inflation (change in CPI-annual average)	3.3%	2.7%	3.5%	1.7%	1.5%
Industrial production	-6.6%	9.5%	2.0%	4.0%	0.6%
Business sector product (at constant 2010 prices)	607.2	645.8	676.2	699.3	724.1
Permanent average population (thousands)	7,482	7,621	7,764	7,906	8,056
Unemployment rate(1)	8.9%	8.0%	7.0%	6.9%	6.2%
Foreign direct investment (net inflows, in billions of dollars)	4.4	5.5	10.8	9.5	11.8
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2010 prices)	265.2	302.9	325.1	328.1	330.3
Imports (F.O.B) of goods and services (NIS, at constant 2010 prices)	250.0	287.8	318.2	325.5	324.5
Government Debt(2)
Total gross government debt (at end-of-year current prices)(3)	596.4	608.2	633.0	666.8	696.3
Total gross government debt as percentage of GDP	73.7%	70.2%	68.5%	67.1%	66.11%
External Debt
External debt liabilities (in millions of dollars)	90,947	101,071	109,984	97,697	96,517
Net external debt (in millions of dollars)	-54,319	-58,406	-63,907	-69,877	-78,821
Revenues and Expenditures
Revenues and grants	223,039	244,108	263,604	272,728	296,636
Expenditures	307,615	325,801	347,758	376,391	389,473
Expenditures other than capital expenditures	226,552	223,195	245,077	262,457	278,608
Development expenditures (including repayments of debt)	81,063	92,606	102,681	113,934	110,865
Repayments of debt	68,384	79,554	88,163	97,679	94,417

(1)	Reflects changes in the Central Bureau of Statistics’ labor survey methodology, resulting in higher values in the unemployment rate line items.
(2)	Government debt excluding local authorities’ debt.
(3)	Risk Management Dept., Debt Unit, Ministry of Finance.
Sources:	Central Bureau of Statistics, Bank of Israel and Ministry of Finance.

STATE OF ISRAEL

Introduction

Israel is a highly developed, industrialized democracy. Real GDP increased annually by 3.9% on average between 1996 and 2013, and GDP grew by 3.3% in 2013. Israel has seen marked improvements in most economic indicators in recent decades. GDP growth has been steady and consistent, with the exception of a contraction during the global slowdown of the early 2000s and fluctuating growth rates surrounding the global financial crisis and the European debt crisis. Since the second half of 2011, there has been a slowdown in the Israeli economy, primarily in the areas of exports and fixed capital formation.

In the early 2000s, GDP contracted as a result of ongoing security challenges in Israel, as well as the global technology slump and economic slowdown that followed the burst of the dot-com bubble. An economic recovery began in 2003 and accelerated between 2004 and 2008. During the period 2003 and 2008, GDP increased by 5.4% on average per year. This growth is attributable to a reduction in the fiscal deficit and the size of government, a global economic recovery, growth in the Israeli high-tech sector, and relatively low real interest rates.

The global financial crisis caused a slowdown in growth starting in the second half of 2008 and through the first half of 2009. In 2009, GDP grew by 1.2%. However, the Israeli economy was affected by the global crisis to a lesser extent than other developed economies. Several unique factors and characteristics of Israel’s economy and financial system served to ameliorate the negative effects of the global financial crisis, including the low budget deficit, a current account surplus, the resilience and strength of State supervision over the banking system, a stable real estate market, and limited exposure of Israeli financial institutions to toxic foreign assets, such as those associated with U.S. subprime mortgages.

Israel was therefore able to recover from the global financial crisis relatively quickly, with GDP growing at 5.7% and 4.6% in 2010 and 2011, respectively, though growth slowed in the second half of 2011. The lower growth rate starting in the second half of 2011 can be attributed to the deterioration in Europe’s fiscal condition and the high levels of economic uncertainty around the world. This slowdown continued into 2012, as the Israeli economy grew by 3.4%. This slowdown is evident in all GDP components, with the exception of public consumption. In particular, the growth rate of the fixed capital formation was negative in the last three quarters of 2012. Operation Pillar of Defense, which took place in November 2012, also weighed on economic growth, as GDP grew by 3.7% in the fourth quarter of 2012 (at annual rate). In 2013, the Israeli economy grew slightly slower than 2012 with GDP growing at 3.3%. The first quarter of 2013 grew by 2.2% (in annual rate), mainly due to a concentration in the expenditure on public consumption that decreased by 3.3% (at annual rate), as well as the delay in the approval of the biannual 2013 – 2014 budget. In the second quarter, growth accelerated to 4.7%, mainly due to the commencement of gas production in the Tamar reservoir and the relatively high volume of start-up companies’ exports. In the third quarter, growth fell sharply to 1.8% mainly due to a significant decline in goods and services exports. This decline stems largely from softening export sales in the pharmaceuticals sector and from a significant regression in the start-up companies’ exports. In the fourth quarter, the growth rate accelerated to 2.7%, yet this growth rate is much lower than the quarterly growth rates that were recorded during 2010 – 2012.

Israel has made substantial progress in opening its economy since 1990, removing major trade barriers, as well as tariffs. Israel has entered into free trade agreements with its major trading partners and is one of the few nations to sign free trade agreements with both the United States and the EU. Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) and with Canada, Turkey, Jordan, Egypt and Mexico. In September 2010, Israel became a full member of the Organization of Economic Co-operation and Development (“OECD”), following a unanimous vote by OECD members.

The total budget deficit, excluding net lending and the realized profits of the Bank of Israel, averaged 3.9% of GDP between 2001 and 2004, primarily as a result of a decline in GDP and in tax revenues in those years. The implementation of a decisive fiscal policy starting in mid-2003, backed by loan guarantees from the U.S. government, contributed significantly to macroeconomic stability by raising fiscal credibility and lowering economic uncertainty. In 2005 and 2006, the total budget deficit amounted to 1.8% and 0.9% of GDP, respectively, and the budget was balanced in 2007, mainly reflecting higher than expected tax revenues.

In 2008, the budget deficit increased to 2.1% of GDP due to continued reduction in tax revenues, as well as the slowdown in economic activity and negative developments in global and local capital markets (all of which had a negative effect on tax revenues). In 2009, the budget deficit target was 6%, but the actual deficit stood at 4.9%. While the 2010 budget called for a 5.5% deficit target, the actual deficit was significantly lower at 3.5%, largely due to higher than expected revenues. In 2011, Israel continued to lower its deficit to 3.1%, just slightly above the target of 3%. In 2012, the budget deficit reached 3.9% of GDP, significantly exceeding the Government’s deficit target of 2% of GDP. In 2013, the government deficit decreased to 3.2%, contrary to early estimates that had predicted a significant increase. The deficit decrease resulted from the implementation of fiscal consolidation measures by the Government (on both income and expenditure sides) and from one-off tax revenues (“trapped profits” and sales of start-up companies).

The unemployment rate has fallen consistently throughout the past decade, except for a temporary increase during 2009. In 2012, the unemployment rate was 6.9%, and in 2013 the unemployment rate declined to 6.2%, the lowest rate in the last decade. The reduction in the unemployment rate in recent years was accompanied by an improvement in the labor participation rate. The participation rate in 2013 stood at 63.7%, continuing a trend of incremental improvement from 59.4% in 2002.

One of Israel’s most important resources is its highly educated work force. Based on OECD reports, approximately 46% of adults between the ages of 25 and 64 hold a university or technical degree in Israel, compared to the 32% OECD average. Between 1990 and 2008, approximately 1.1 million people immigrated to Israel, increasing Israel’s population by approximately 25%. Most of these new immigrants are highly educated and have strong academic and professional backgrounds, mainly in science, management, medicine and other technical, professional fields. Although this wave of immigration initially placed a strain on the economy, by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants were ultimately successfully integrated into the economy. As of 2013, according to Bank of Israel, the unemployment rate among immigrants who came to Israel during the first half of the 1990s is 5.1%, which is lower than the general unemployment rate of 6.2%.

Over the past three decades, Israel has gradually made progress in reducing hostilities with its Arab neighbors. The first peace agreement between Israel and a hostile neighbor country was signed in 1979 in the form of the Camp David Accords with Egypt. In September 1993, Israel and the Palestinian Liberation Organization (“PLO”) signed a Declaration of Principles, a turning point in Israeli-Arab relations. Israel also signed a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the PLO. In the early 2000s, unrest in the areas under the rule of the Palestinian Authority posed a setback to the peace process. Since 2003, there has been an improvement in the political affairs in the West Bank area, which is reflected by a relative decline in the number of terrorist attacks and security incidents stemming from the West Bank. In 2005, Israel implemented a unilateral disengagement plan, according to which the State dismantled and evicted all Israeli communities in Gaza, four Israeli towns in the northern West Bank and all of its military personnel in those areas. During July and August 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. The conflict has been termed the Second Lebanon War (see “International Relations,” below).

After the Israeli disengagement from Gaza, Hamas, a terror organization, assumed administrative control over Gaza. In December 2008, in response to Hamas’s firing into Israel an increasing number of rockets from Gaza, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to relative calm from 2009 and into 2011. From 2011 and into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets that have the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel commenced Operation Pillar of Defense, a military campaign against targets in Gaza.

Since January 2011, there has been political instability and civil disobedience, termed the Arab Spring, in numerous Middle East and North African countries, including Bahrain, Libya, Egypt, Iran, Tunisia, Yemen and Syria. The Arab Spring has ousted long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in the center of this region, it closely monitors these events, aiming to protect its economic, political and security interests. While Israel is hopeful that these developments will lead to increased freedom and opportunity for the citizens of its neighboring countries, it remains concerned regarding the stability of the region. The outcome of the ongoing turmoil in Syria, and regime change in several countries including Egypt, remains uncertain. The delicate relations between Israel and its neighbors could become even more fragile with the ensuing domestic turmoil and change in regimes. It should be noted that such instances of instability in the Middle East and North Africa region have not so far materially affected Israel’s financial or political situation, and that regimes deemed as hostile have nevertheless kept the peace. However, there can be no assurance that such instability in the region will not escalate in the future, that such instability will not spread to additional countries in the region, that current or new governments in the region will be successful in maintaining domestic order and stability, or that Israel’s economic or political situation will not thereby be affected.

Geography

Israel is located on the western edge of Asia bordering the Mediterranean Sea. It is bound to the north by Lebanon and Syria, to the east by Jordan, to the west by the Mediterranean Sea and Egypt, and to the south by Egypt and the Gulf of Eilat. Israel has a total land area, excluding Gaza and the West Bank, of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the state of New Jersey. Jerusalem is the capital of Israel.

Population

Israel’s population, including Israeli citizens residing in the West Bank, but not including foreign nationals residing in Israel for employment purposes, is estimated at 8.13 million as of 2013. This is an increase of 1.87% from 7.98 million in 2012 and 3.8%, from 7.83 million in 2011. Between 1990 and 2012, Israel’s population grew by 69.7%, largely as a result of immigration from the former Soviet Union. In 2012, 10.4% of the population were 65 years of age or older, 31.9% were between the ages of 35 and 64, 29.4% were between the ages of 15 and 34, and 28.2% were under the age of 15. 91.4% of the population lives in urban areas, with 18.8% of the population living in Israel’s three largest cities: Jerusalem (population 815,300), Tel-Aviv (population 414,600) and Haifa (population 272,200).

The Israeli population is composed of a variety of ethnic and religious groups. In 2013, 75.1% of the total Israeli population was Jewish, 17.4% Muslim, 2.0% Christian, and 1.6% was Druze. The State’s Declaration of Independence and various decisions of the Supreme Court of Israel guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages in Israel, while English is commonly used.

In 2009, the Haredi Jewish community comprised approximately 9.9% of Israel’s population. The Haredi community is characterized by a high fertility rate, which is expected to gradually increase its demographic share among the general population. Based on the demographic projections of the Central Bureau of Statistics, it is anticipated that by 2019 the Haredi community will comprise 12.4% of the population and by 2039 it will comprise 19% of the population. The Haredi community is also characterized by a relatively low participation rate in the labor market, particularly among men.

There is concern that Haredi demographic trends may, over the long-term, contribute to a lower aggregate participation rate in Israel, thereby adversely affecting GDP growth. The impact of Haredi demographic growth may be significant with respect to tax revenue, due to lower revenues from taxation of labor. However, due to several governmental initiatives, in recent years there has been a steady increase in the participation rate among the Haredi community. It is anticipated that these governmental initiatives will continue to positively affect the Haredi participation rate, thereby moderating the negative impact of Haredi demographic trends on Israel’s long-term economic and fiscal prospects. The 2014 - 2015 budget proposal includes an economic program aimed at, among other things, increasing participation in the labor market among certain segments of the population that are currently underrepresented in the labor force including Haredi Jews.

Immigration

Israel has experienced a continuous flow of immigrants, in part due to its Law of Return, which provides that Jews, those of Jewish ancestry, their spouses and converts to Judaism, have the right to immigrate and settle in Israel and gain citizenship. In 2010, 16,634 immigrants arrived in Israel, an increase of 14.1%

compared to 2009. In 2011, 16,893 immigrants arrived in Israel, an increase of 1.6% compared to 2010. In 2012, 16,558 immigrants arrived in Israel, a decrease of 2.0% compared to 2011.

Between 1990 and 2003, a substantial influx of immigrants, totaling 1.1 million, increased Israel’s population by more than 23%, putting total population growth at 42.5%. Approximately 83% of the immigrants came from the former Soviet Union and many were highly educated. Of those over the age of 15, 58% had academic backgrounds comprising over 13 years of schooling and approximately 62% held scientific, academic, managerial, technical or other vocational degrees. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990 (see “The Economy — Employment, Labor and Wages,” below).

Form of Government and Political Parties

Israel was established in 1948 as a parliamentary democracy, with governmental powers divided among the legislative, executive and judicial branches. Israel has no formal written constitution, but rather, a number of basic laws which govern the fundamental functions of the state, including the electoral system, the government, the legislature and the judiciary system, and guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. These basic laws were granted a special status by the Israeli Supreme Court in comparison to other laws and, in some cases, cannot be amended except by an absolute majority vote of the Knesset. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the State’s laws, judicial decisions and Israel’s Declaration of Independence.

The President of Israel is the head of state. The President has an apolitical, figurehead role, with the real executive power lying in the hands of the Prime Minister. The current President, Shimon Peres, took office in July 2007. Presidents are elected by the Knesset for a seven-year term, and cannot be reelected for an additional term. The President has no veto powers and the duties of the office are mainly ceremonial. After consulting with different parties’ representatives, the President selects a member of the Knesset to form the government. If this selected Knesset member successfully assembles a coalition, then he or she becomes Prime Minister.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nation-wide voting under a system of proportional representation. The Knesset is elected for a four-year term, although most governments have not served a full term and early elections are a frequent occurrence.

The legal voting age for Israeli citizens is eighteen. Elections are overseen by the Central Elections Committee and are held in accordance with the Knesset Elections Law. Early elections can be called by a majority vote of Knesset members, or by an edict of the Prime Minister approved by the President, and normally occur on occasions of political stalemate and inability of the Government to obtain the Knesset’s support for its policies. Failure to obtain Knesset approval to the annual budget by March 31st (three months after the start of the fiscal year) also triggers early elections. Israel uses the closed list method of party-list proportional representation, whereby citizens vote for their preferred party and have no influence over the position of individual candidates placed on the party list. The 120 seats in the Knesset are assigned proportionally to each party that received votes, provided that the party meets or exceeds a 3.25% electoral threshold. Parties are permitted to form electoral alliances so as to gain enough collective votes to meet the threshold (the alliance as a whole must meet the threshold, not the individual parties) and thus be allocated a seat. After an election, the President, following consultations with the elected party leaders, chooses the Knesset member most likely to form a viable government. While this typically is the leader of the party receiving the most seats, it is not required to be so. In the event a party wins 61 or more seats in an election, it can form a viable government without having to form a coalition. However, no party has ever won 61 seats in an election. Thus, a coalition has always been required to form a government, with those remaining outside the coalition comprising the opposition. Israel’s most recent general election was held on January 22, 2013. Following the elections, the President selected Benjamin Netanyahu of the Likud Party to form a coalition government. After successfully forming a coalition government in March 2013, Benjamin Netanyahu became the Prime Minister of Israel for the third time.

Since the establishment of the State in 1948, the Government has been a coalition government led most often by Avodah (Labor), Likud or a predecessor of these parties. In the January 2013 election, a new party, Yesh Atid, gained 19 seats in the Knesset. The following table sets forth the distribution of current Knesset seats by political party as of February 5, 2013.

Table No. 4

Distribution of Knesset Seats by Party
(As of February 5, 2013)

Number of Seats
Likud – Israel Beitenu	31
Yesh Atid	19
Avodah (Labor)	15
Ha’Bayit Ha’yehudi (Jewish House)	12
Shas	11
Torah and Shabbat Judaism	7
Hatenua	6
Meretz	6
United Arab List - Arab Renewal	4
Hadash	4
National Democratic Assembly (Balad)	3
Kadima	2
Total	120

In March 2013, Prime Minister Benjamin Netanyahu formed a coalition government consisting of the following parties: Likud-Israel Beitenu, Yesh Atid, Ha’Bayit Ha’yehudi (Jewish House) and Hatenua. The Prime Minister appointed Yair Lapid as Minister of Finance.

The Judicial System

The Israeli judicial system, which functions independently from the executive and legislative branches, consists of civil courts and tribunals, as well as religious and military tribunals.

The civil courts, which have jurisdiction over civil, administrative and criminal matters, are administered by the Directorate of Courts, a separate unit operating within the Ministry of Justice. Civil courts consist of magistrate courts, district courts, the Supreme Court and specialized labor courts. Religious tribunals, which operate under the auspices of the Ministry of Religious Services, have jurisdiction with respect to certain personal status matters. In addition, there are military tribunals that operate under the auspices of the Ministry of Defense, which are authorized to try soldiers for military and civil offenses.

Within the civil court system, magistrate courts are courts of first instance. They have jurisdiction over criminal matters relating to offenses carrying a potential sentence of less than seven years imprisonment, and civil matters for claims of less than NIS 2.5 million or involving the use and possession of real estate. Magistrate courts also sit as specialized courts based upon subject matter: municipal courts, family courts, small claims courts, traffic courts, rent courts and juvenile courts. There are 31 magistrate courts in all.

The six district courts — Jerusalem, Tel-Aviv, Haifa, Beer Sheba, Nazareth and Central Region — are first instance courts with jurisdiction over criminal cases in which the maximum penalty exceeds seven years imprisonment and in civil cases involving sums exceeding NIS 2.5 million, as well as matters not within the purview of magistrate courts. District courts also have jurisdiction in cases concerning corporations and partnerships, arbitration issues, administrative matters (e.g., prisoners’ petitions, appeals on tax matters, government tenders, planning and building issues and other petitions against decisions of government bodies and authorities), as well as appeals of magistrate court decisions. The Jerusalem District Court has exclusive jurisdiction with respect to certain matters such as extradition and antitrust issues. In addition, the Haifa District Court also functions as a maritime tribunal and has exclusive jurisdiction in maritime matters.

The Supreme Court sits as an appellate court in review of trial court judgments and appellate decisions of district courts. In addition, the Supreme Court sits as the High Court of Justice, a court of first instance in administrative and constitutional cases, whose judgments cannot be appealed. Under certain circumstances, the High Court of Justice is also authorized to review the decisions of the National Labor Court. Supreme Court rulings are considered binding upon all lower courts in Israel.

The Supreme Court is composed of fifteen Justices who are appointed by the nine members of the Judicial Selection Committee, and registrars who are appointed by the President of the Supreme Court with the approval of the Minister of Justice. The Judicial Selection Committee is chaired by the Minister of Justice and is composed of three Supreme Court Justices (including the President of the Supreme Court), two Cabinet ministers (including the Minister of Justice), two members of the Knesset and two members of the Israel Bar Association. Judges are appointed by the President of the State, following a recommendation by the Judicial Selection Committee. By tradition, the President of the Supreme Court is selected based on seniority. The President of the Supreme Court serves for a term of seven years.

Labor and social security issues are under the jurisdiction of a specialized labor court system, composed of regional courts and the National Labor Court, which serves as both an appellate court and a court of first instance in certain matters.

National Institutions

Israel has four so-called “national institutions”: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. These national institutions, which predate the formation of the state, perform a variety of non-governmental charitable functions. Each national institution is independent of the Government and finances its activities through private and public sources, including donations from abroad. These national institutions were responsible for net unilateral transfers into Israel of $0.2 billion in 2013, and a similar amount in 2012.

International Relations

Over the past three decades, Israel has persisted in making every effort to reduce the hostilities that have existed with the region’s Arab countries. As first expressed in Israel’s Declaration of Independence in 1948, Israel offers “peace and unity to all the neighboring states and their peoples, and invites them to cooperate with the independent Jewish nation for the common good of all.” Even with new and complex challenges in the Middle East, Israel remains committed to peaceful resolutions regarding those challenges facing the region, including a willingness to make difficult compromises for peace, as well as the creation of economic opportunities for regional development.

As a result of the historic 1977 visit to Israel by Anwar Sadat, the President of Egypt, and the intensive negotiations held by the two countries with the close assistance of the United States, Egypt and Israel signed a peace treaty on March 26, 1979. This was the first peace agreement that was signed between Israel and one of its neighboring countries.

The Madrid Conference in 1991 marked the start of a broader peace process in the Middle East. On October 26, 1994, Israel and Jordan signed a peace treaty. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation between the two countries and to coordinate regional economic development initiatives. The peace treaty with Jordan, and subsequent progress in Israel’s negotiations with the Palestinians, enabled Israel to initiate economic and political relations with other foreign countries bordering the region, as well as in North Africa and the Gulf area.

The signing of the Declaration of Principles in 1993 (the Oslo Accords) between Israel and the PLO and the commitments undertaken for mutual recognition, served as a turning point and led to the introduction of a number of interim agreements that set the grounds for the establishment of the Palestinian Authority. As part of the 1994 Gaza Strip and Jericho Agreement, signed in Cairo, and the 1995 Interim Agreement on the West Bank and Gaza, signed in Washington, DC, several rounds of negotiations were held between Israel and the PLO in 2000, including a summit at Camp David in July 2000, aimed at achieving a permanent agreement and an end to the conflict. In September 2000, relations between Israel and the Palestinian Authority deteriorated due to violence perpetrated by Palestinian terror organizations against Israeli targets and citizens in violation of the bilateral agreements signed in 1993. The ascent of the Hamas terrorist organization and its violent takeover of Gaza in June 2007 perpetuated this trend. In 2004 and 2005, despite unsuccessful dialogue and increased violence, the Government unilaterally implemented the Gaza disengagement plan, fully withdrawing Israeli civilian and military presence from Gaza. The disengagement plan effectively ended Israel’s 38 years of military presence and authority over the Gaza territory.

Following Israel’s disengagement from Gaza, Palestinian terrorist organizations began launching locally-manufactured rockets and mortar rounds into Israel in increasing numbers. In 2007 and 2008, over 2,300 and 3,000 rockets, respectively, were launched on civilian targets in Southern Israel. As the range of these missiles continued to increase, by the end of 2008, over one million Israelis found themselves within range of terrorist rocket fire and mortar attacks. In December 2008 and again in November 2012, in response to the continued firing of rockets and mortars at its citizens, as well as the continued smuggling of weapons and ammunition to Hamas and other terrorist organizations through tunnels under the Egypt-Gaza border, Israel commenced military operations to protect its citizens from attacks. The 2008 operation was termed Cast Lead and the 2012 operation was termed Pillar of Defense. While Hamas still exercises effective control over Gaza, its operational capabilities have been considerably weakened and international efforts to prevent cross-border smuggling of weaponry have intensified.

On May 23, 2000, Israeli military forces unilaterally withdrew from South Lebanon. This full withdrawal was confirmed by the United Nations. During July and August 2006, Israel became embroiled in a war with Hezbollah, a terror organization supported by Iran and based in Lebanon. The conflict, which was termed the Second Lebanon War, began when militants from Hezbollah fired rockets at Northern Israeli border towns and conducted a deadly ambush on Israeli soldiers. Israel responded with airstrikes and artillery fire on Hezbollah targets in Lebanon. Hezbollah then launched more rockets into Northern Israel and engaged the IDF in guerrilla warfare. In accordance with UN Security Council Resolution 1701, a United Nations-brokered ceasefire went into effect on August 14, 2006, calling on the Lebanese government to take full control of Lebanon and prohibiting the presence of paramilitary forces, including Hezbollah, south of the Litani River. Since that conflict, Israel’s border with Lebanon has remained mostly quiet and peaceful.

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987, including by way of loan guarantees. Israel and the United States agreed to reduce U.S. foreign assistance to Israel by way of a phase-out of U.S. Economic Support Fund (“ESF”) assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-year period that concluded in 2009. Over that period, the United States increased annually the level of its Foreign Military Financing assistance to Israel in amounts equal to half the amount of the annual reduction in ESF assistance. Israel and the United States share a commitment to seeking peace and economic development in the Middle East and developing a security framework that makes such progress possible. Cooperation on key defense projects such as the Iron Dome and Arrow missile defense programs has been a great success, highlighting the depth of cooperation between the two countries.

Since January 2011, there has been dramatic change in numerous Middle East and North African countries including Bahrain, Libya, Egypt, Iran, Tunisia, Yemen and Syria. As Israel is situated in the center of this region, it closely monitors these events, aiming to protect its economic, political and security interests. While Israel is hopeful that these developments will lead to increased freedom and opportunity for the citizens of its neighboring countries, it remains concerned regarding the stability of the region. Fundamentalist regimes, such as Iran’s, present a deep concern for the international community and especially for states in the region. For the past several years, the prospect of a nuclear Iran has been a central geopolitical concern both domestically and internationally. Iran continues to support terrorist groups throughout the Middle East and Africa, perpetuating the risk of destabilization and radicalization of many countries in the region. Prime Minister Benjamin Netanyahu has publicly stated that Israel aims to achieve a peaceful resolution to the situation; however, all options for preventing Iran from obtaining nuclear weapons remain on the table.

Israel currently maintains diplomatic relations with 159 countries, seeking to develop relations on a full range of issues including trade, cultural ties and building shared values for democracy and mutual respect. During the 1990s, Israel established or re-established commercial, trade and diplomatic relations with all of the republics of the former Soviet Union, Eastern Europe, and other countries that had previously aligned politically with the former Soviet Union. Israel has shown significant growth of commercial, trade and diplomatic relations with most key Asian countries, including Japan, South Korea, China and India.

Membership in International Organizations and International Economic Agreements

Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development, and the Inter-American Development Bank. Since September 2010, Israel has been a full member of the OECD.

Israel has been a signatory to the General Agreement on Tariffs and Trade of 1947 (GATT) since 1962 and it is a founding member of the World Trade Organization (“WTO”). In addition, Israel actively participates in multilateral initiatives conducted under the framework of the WTO, such as the Government Procurement Agreement and the Information Technology Agreement.

Israel has an extensive network of free trade agreements with most of its trading partners; among these are the United States, EU, EFTA, Turkey, Canada, Mexico and the MERCOSUR trade bloc (Brazil, Argentina, Uruguay and Paraguay), and is awaiting ratification of a free trade agreement signed with Colombia in September 2013. Approximately 60% of Israel’s foreign trade is conducted under its bilateral free trade agreements, which provide duty-free access and other preferential treatment schemes. Israel is currently conducting free trade agreement negotiations with India and Ukraine.

In 1975, Israel signed a free trade agreement with the European Economic Community (EEC) that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into effect in June 2000. The 1995 agreement, which replaced the 1975 agreement, addresses issues relating to competition, government procurement and cooperation in many areas, including research and development (“R&D”). It also expands the liberalization in agricultural products. Two additional agreements providing for further liberalization in agricultural trade were implemented, the most recent of which became effective as of January 1, 2010.

In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of tariffs on all industrial products, taking effect at the beginning of 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries. In 2010, Israel and the United States concluded a work plan with the aim of upgrading their trade relations in areas such as agriculture and services. The two sides are conducting a standardization dialogue and have agreed to further enhance this cooperation.

In addition to these agreements, Israel has entered recently into three mutual recognition agreements in the area of standardization. Two of them, with the United States and Canada, cover telecommunication equipment; the third, with the EU, covers goods manufacturing processes in the area of pharmaceuticals.

Israel, with the assistance of the United States, has developed new regional trade agreements that stimulate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in December 2004. These QIZ agreements allow Egypt and Jordan, respectively, to export products to the United States, free of export duties if the products contain inputs from Israel (8% input from Israel in the Israeli-Jordanian QIZ agreement, 10.5% input from Israel in the Israeli-Egyptian QIZ agreement). This trade initiative aims to support prosperity and stability in the Middle East by encouraging regional economic integration.

At the end of 2004, Israel and the EU approved an Action Plan (within the framework of the European Neighborhood Policy) to address several issues, including, but not limited to, services and dispute settlement for trade matters and standardization. Since 1996, Israel has participated in the EU Framework Programs for

Research and Development, which allow Israeli firms and academic institutions to participate in EU-based R&D projects. Israel is the only country outside Europe to enjoy this special status, a status granted to Israel largely in recognition of its key role in technology in the global arena. In November 2002, Israel once again participated in the EU’s Sixth Research and Development Program and gained equal access to its €17 billion budget, enabling Israel’s R&D proposals to receive the same consideration as those of other EU member countries. Israel has been fully associated with the Seventh Framework Program for Science and Technology (“FP7”) since it was launched at the end of 2006 until its end in 2013. The program, which was one of the biggest in the world involving academia, business and industry, provided Israel with access to €50 billion in R&D funding from the EU. FP7 provided funding in the following areas: health, food, agriculture, biotechnology, information and communication technologies, nano-sciences and nanotechnologies, energy, environment and climate change, transport and aeronautics, socio-economic sciences and the humanities, space and security. Additionally, FP7 allowed mobility of research and promoted pioneering research. The program enabled Israeli entities to cooperate in technological development with European industries, research institutions and universities, and to showcase Israeli technological abilities.

Overall, 8,969 Israeli entities were included in 6,101 submitted FP7 proposals, resulting in 2,124 Israeli entities participating in 1,197 retained projects, with a total cost of €10.1 billion. The total grant value for Israeli entities amounted to €838 million.

On June 8, 2014, Israel signed an agreement to join Horizon 2020, the eighth European Framework Program for R&D. Retroactively joining the program officially as of January 1, 2014, Israel will participate in the program until its end in 2020. Through its participation, Israel will have access to € 77 billion in total funding. Israel is an active participant in the EUREKA Network, Europe’s leading platform for R&D entrepreneurs and industries. An inter-governmental public network of 40 member countries and the EU, EUREKA supports R&D-based businesses and institutions through funding and partner-matching services. On a yearly basis, EUREKA supports more than 300 collaborative projects in a variety of industries, totaling over €1.2 billion. Projects can be launched in virtually all industry fields and technological areas — ICT, manufacturing, water technologies, communications, biotechnology and energy. In July 2010, Israel took the reins of the EUREKA Network as its year-long Chair. Leveraging Israeli best practices in technological innovation, the Israeli EUREKA chairmanship focused on promoting a culture of innovation and developing new sources of funding for start-up companies, small and medium sized enterprises, and research institutions in Israel, throughout Europe and the world. Israel is among EUREKA’s most active participants: of EUREKA’s 40 member countries, Israeli companies have partnered in more than 10% of all EUREKA’s projects.

THE ECONOMY

Overview

Israel’s economy is industrialized and diversified. GDP per capita in 2013 was $36,187 and between 2007 and 2013, real GDP growth averaged 4.2% annually. The global financial crisis had far reaching effects that impacted, both directly and indirectly, the economies of many countries around the world. Israel, however, was affected to a lesser extent: GDP growth in 2009 fell to 1.2% but recovered to 5.7% in 2010. Most of the deficiencies that led to the development of the global financial crisis were not prevalent in Israel. Israel’s economic growth throughout and in spite of the global financial crisis can be attributed to the demand for high-tech products, the adoption of tighter fiscal policy, a relatively calm security situation and a less restrictive monetary policy. Since 2010, the national accounts were characterized, in general, by overall growth in all components of the GDP, including private consumption, investments and external trade.

Israel had a moderate 3.3% rate of growth in 2013, similar to the 2012 growth rate of 3.4%. The plateau in growth during this period can be attributed to exogenous factors including the contraction of economies around the world, which caused a slowdown in exports. The overall strength of the domestic economy in 2013 was reflected in a solid labor market, as the unemployment rate remained at a relatively low level of 6.2% throughout the year.

The composition of Israel’s trade of goods reflects the industrialized nature of its economy. In 2013, exports of goods consisted primarily of manufactured goods, and particularly high-tech products. Exports traditionally have been a significant driver of Israel’s economic growth. Following an improvement in Israel’s security situation and a recovery from the global recession of the early 2000s, exports of goods and services gained momentum between 2005 and 2008, averaging real annual growth of 6.6%. The global financial crisis, coupled with the lagged effect of an appreciation of the real exchange rate in 2008, had a negative impact on Israeli exports in 2009. Exports of goods and services declined by 11.7% in 2009 but increased significantly, by 14.2%, in 2010. Exports continued to increase in the first half of 2011, but declined in the latter half of the year (7.3% in total). In 2012 and 2013, exports of goods and services declined, with an annual real growth rate of 0.9% for both years.

Historically, the Government has had substantial involvement in nearly all sectors of the Israeli economy. In the past 20 years, however, a central goal of the Government’s economic policy has been to reduce its role in the economy and to promote private sector growth. In order to advance this goal, the Government has pursued a policy of privatizing state-owned enterprises, including banks, the electricity sector and the ports. The Government has also pursued stability-oriented monetary and fiscal policies. Fiscal discipline has kept Israel’s debt to GDP ratio on a declining trend over the last decade, with only a slight increase in 2009 as a result of the global financial crisis.

The Government is committed to price stability with an inflation target between 1% and 3%. In the last ten years, prices have risen by an average of 2.1% annually. The average rate of inflation stood at 3.5% in 2011, at 1.7% in 2012 and at 1.5% in 2013.

Gross Domestic Product

GDP is defined as gross national product (“GNP”) minus income of Israeli residents from investments abroad, earnings of Israeli residents who work abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel).

Between October 2000 and the beginning of 2003, the GDP growth rate declined mainly due to the global economic slowdown following the bursting of the dot-com bubble, the September 11th terrorist attacks and the adverse effects of terrorism. Recovery began in 2003 and gained momentum between 2004 and 2008, with the average annual GDP growth being 5.4% during those years.

During the second half of 2008, the Israeli economy became vulnerable to the effects of the global economic crisis. Israel’s GDP growth fell from 7.8% in the first quarter of 2008 to -1.7% in the fourth quarter of 2008. In the first quarter of 2009, GDP continued to contract, with growth being -2.0%. By the second quarter of 2009, however, the Israeli economy began to recover, as GDP expanded at a rate of 2. 5%. During the third and the fourth quarters of 2009, GDP growth accelerated at the rates of 4.5% and 5.3%, respectively. Growth in these periods reflected an expansion in private consumption and exports of goods and services. Overall, annual GDP growth in 2009 was 1.2%. While this was significantly lower than growth rates of previous years, it was favorable compared to the performance of other developed economies.

Real GDP growth recovered in 2010, accelerating at an annual rate of 5.7%. In 2011, GDP continued to grow at 4.6%, which is significantly higher than GDP growth in most developed countries during that year. Growth rates were uneven throughout 2011, with higher rates in the beginning of the year. GDP growth in the first half stood at 4.8%, and then slowed to 4.0% in the second half. This slowdown continued into 2012, as GDP grew by 3.4% throughout the year. In the first, second and third quarters of 2012, GDP growth stood at 2.7%, 3.2% and 4.1%, respectively, and the growth rate declined, in respect to the third quarter, to 3.5% in the fourth quarter, mainly due to the effects of Operation Pillar of Defense, which took place in November 2012. In 2013, economic growth was slightly slower than in 2012, with a GDP growth rate of 3.3%. In the first quarter of 2013 GDP grew by 2.0%, with the slowdown in growth partially due to the contraction in expenditures on public consumption, which decreased to 3.2%. Also going on in the background during the first quarter was the delay in the approval of the 2013 - 2014 biannual budget. In the second quarter there was significant acceleration in the growth rate, which rose to 4.7%, mainly due to the commencing of natural gas extraction from the Tamar Reservoir. The third quarter of 2013 posted a decline in the rate of exports, which stemmed largely from softening export sales in the pharmaceuticals sector, with the volume of exports in this sector falling significantly lower than in 2012. Due to the decline in the exports of goods and services, the GDP growth rate declined to 1.8% in the third quarter. However, a recovery in the volume of exports during the fourth quarter of 2013 contributed to re-acceleration of the GDP growth rate, which reached 3.2% in the final quarter.

GDP in 2013 amounted to NIS 1.052 trillion and business sector product amounted to NIS 780.8 billion (in each case, at current prices). Business sector product is calculated as GDP less certain general government services (government operations executed through private companies are included in the business sector product), services of private non-profit institutions housing services (representing the imputed value of the use of owner-occupied residential property). This methodology is applied by the Central Bureau of Statistics according to international and national accounts practices. In 2013, government output and product of services of private non-profit institutions amounted to NIS 152.3 billion, and housing services amounted to NIS 118.9 billion. Housing services grew by 3.2% in 2013, below the average of 4.0% over the previous five years (2008 – 2013). Government output and the product of private non-profit institutions increased by 2.4% in 2013, below the average of 3.0% over the previous five years (2008 - 2013).

The leading sector in 2013 was finance and business services, which comprised 31.5% of business sector product, and which grew by 3.4% during 2013. Manufacturing was the second largest business sector in 2013, comprising 20.8% of business sector product, growing by a mere 0.7% during 2013 when compared to the rapid growth of 8.8% during 2012. Wholesale & retail trade was third, comprising 14.2% of business sector product and increasing by 2.1% during 2013. Other sectors, including agriculture, electricity, construction, transportation, information and communication, arts, entertainment, recreation and other service activities, together comprised the remaining 33.5% of the business sector product in 2013. Agriculture, forestry and fishery increased by 0.5% during 2013, a significant decline compared to the 7.4% growth recorded in 2012.

The electricity and water sector, which has consistently displayed the highest volatility in its growth levels, posted significant growth of 55.7% in 2013 after a decline of 46.5% in 2012. Construction has risen in each of the past three years, posting 11% in 2011, 4.8% in 2012 and 3.0% in 2013. This growth is due to increases in housing prices and the governmental policy of increasing housing supply by reducing the administrative processes required to obtain building permits.

Gross National Income (“GNI”) is defined as gross domestic product less subsidies on products, taxes on products and net income paid abroad. GNI increased by 8.4% in 2013 at nominal terms.

Table No. 5

Main Economic Indicators
(In Billions of NIS Unless Noted Otherwise)

	2009	2010	2011	2012	2013
Growth (percent change)
Real GDP growth	1.2%	5.7%	4.6%	3.4%	3.3%
GDP growth per capita	-0.5%	3.7%	2.7%	1.5%	1.3%
Inflation (change in CPI – annual average)	3.3%	2.7%	3.5%	1.7%	1.5%
Industrial production	-6.6%	9.5%	2.0%	4.0%	0.5%
Constant 2010 prices
GDP	819.8	866.2	905.8	936.2	966.7
Business sector output	607.2	645.8	676.2	699.3	723.2
Current Prices
GDP	809.2	866.2	923.9	993.4	1,052.0
Business sector product	606.8	645.8	683.5	736.6	780.8
Permanent average population (thousands of people)	7,482.1	7,620.8	7,763.1	7,905.7	8,056.0

Source:	Central Bureau of Statistics.

Table No. 6

Resources and Use of Resources
(In Billions of NIS at Constant 2010 Prices)

	2009	2010	2011	2012	2013
Resources
GDP	819.8	866.2	905.8	936.2	966.7
Imports of goods and services	250.0	287.8	318.2	325.5	324.5
Total	1069.8	1,154.0	1,224.0	1,261.7	1,291.2
Use of resources
Private consumption	469.3	492.7	511.4	527.8	546.4
Public consumption	195.0	201.4	206.5	213.2	220.1
Gross domestic capital formation	141.1	157.0	181.0	192.4	193.2
Exports of goods and services	265.3	302.9	325.1	328.1	331.1
Total	1,070.7	1,154.0	1,224.0	1,261.5	1,290.8

Source:	Central Bureau of Statistics.

Table No. 7

Net Domestic Product Percentage Change by Industry

	2009	2010	2011	2012	2013
Agriculture, forestry and fishing	16.0%	-9.8%	4.3%	7.4%	0.5%
Manufacturing, mining and quarrying, excluding diamonds	-5.6%	15.1%	-0.3%	8.7%	0.7%
Electricity and water	25.2%	32.6%	-5.7%	-46.5%	55.7%
Construction (building and civil engineering projects)	2.4%	11.1%	11.0%	4.8%	3.0%
Commerce, restaurants, hotels and Repair of motor vehicles	-0.4%	7.4%	4.4%	2.7%	2.1%
Transport, storage and communications	-2.0%	5.1%	4.6%
Finance and insurance services, activities in real estate, professional and scientific services	0.6%	1.3%	5.1%	2.7%	3.4%
Housing services	2.0%	5.2%	5.1%	3.3%	3.2%
Public services	3.5%	2.4%	3.5%	3.1%	2.4%
Culture and other services	3.6%	7.2%	6.3%	5.6%	2.8%
Net Domestic Product	1.2%	5.7%	4.6%	3.4%	3.3%

Source:	Bank of Israel.

Savings and Investments

Gross domestic capital formation, the sum of investments in fixed assets and the change in inventories, increased by 0.4% in 2013, following an increase of 6.3% in 2012, and 15.3% in 2011. In 2013, gross fixed investments increased by 1.2%, following an increase of 3.5% in 2012 and 15.7% in 2011.

Israel’s savings rate is close to the OECD average. In 2013, gross national saving as a percentage of GDP was 22.2%, an increase compared to the 2011 and 2012 levels of 21.5% and 21.0%, respectively. In 2012, the ratio of private saving as a percentage of disposable private income was 17.2%, continuing the upward trend, as the ratio stood at 15.1%, and 2011 and 16.2% in 2012, and much higher than the pre-crisis level of 12.1% – 12.5%.

Business Sector Output

Business sector output in Israel equals GDP less general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). Since 2003, business sector output has expanded at consistently high rates, averaging 6.3% annual growth between 2004 and 2008. The global economic crisis impacted business sector output starting in the second half of 2008, with total output growing in 2009 by just 0.7%. In 2010 and 2011, growth had recovered to pre-crisis levels, as business sector output grew by 6.4% and 4.7%, respectively. In 2012, the business sector grew at a moderate rate of 3.4%, due to the slowdown in the world economy. In 2013 the business sector product’s growth did not change significantly from 2012, as business sector output grew by 3.4%.

Table No. 8

Composition and Growth of Business Sector Output
(Annual Growth: Real Terms)

	2009	2010	2011	2012	2013	Percent of Total Business Sector, 2013
Trade and services	0.5%	3.2%	5.0%	2.9%	3.0%	48.8%
Manufacturing	-5.6%	15.1%	-0.3%	8.7%	0.7%	20.8%
Transport and communication	1.2%	1.4%	8.2%	3.5%	5.0%	18.0%
Construction	2.4%	11.1%	11.0%	4.8%	3.0%	7.6%
Agriculture	16.0%	-9.8%	4.3%	7.4%	0.5%	1.9%
Water and electricity	25.2%	32.6%	-5.7%	-46.5%	55.7%	2.9%
Total Business Sector	0.7%	6.4%	4.7%	3.4%	3.4%	100%

Source:	Bank of Israel.

Trade and Services.  The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. This business sector has expanded rapidly in the last decade, growing in 2006 and 2007 by 5.7% and 8.0%, respectively. Following slower growth rates in 2008 and 2009, the sector expanded by 3.2% in 2010, 5.0% in 2011, 2.9% in 2012 and 3.0% in 2013. Trade and services comprised 48.8% of the business sector in 2013.

Manufacturing.  Manufacturing, excluding diamonds, increased at a rate of 0.7% in 2013, following a significant increase of 8.7% in 2012 and a decrease of 0.3% in 2011. The relatively low growth rate in 2013 is attributable to the global slowdown, mainly due to the debt crisis in Europe.

Table No. 9

Manufacturing Index by Category
(Annual Real Percentage Change)

	2009	2010	2011	2012	2013
Food, beverages and tobacco	-1.4%	2.7%	3.5%	0.5%	0.4%
Mining	-32.5%	85.6%	-2.9%	-8.4%	32.1%
Textiles and clothing	-13.6%	0.8%	-3.8%	-4.4%	-4.8%
Leather and leather products	-13.8%	1.2%	-3.0%	-4.3%	-4.9%
Wood and wood products	-8.9%	6.4%	4.5%	-0.3%	-3.3%
Paper and paper products	-1.0%	4.8%	-0.1%	-8.4%	-4.3%
Publishing and printing	-9.4%	-2.4%	-2.7%	-4.8%	**
Chemical products and refined petroleum	-7.9%	19.2%	-4.0%	8.3%	0.9%
Rubber and plastic products	-12.3%	15.8%	6.5%	-0.6%	-0.6%
Non-metallic mineral products	-11.7%	2.3%	3.9%	7.4%	4.2%
Basic metal	-17.1%	13.0%	6.0%	-0.1%	-1.4%
Metal products	-19.3%	17.7%	11.0%	2.6%	-2.6%
Machinery and equipment	-4.9%	0.2%	4.4%	10.5%	-1.8%
Electric motors	-12.8%	6.3%	0.7%	-0.3%	0.7%
Electronic equipment and components	8.3%	4.9%	2.2%	10.8%	-2.9%
Communication equipment	-13.4%	-3.7%	7.0%	3.9%	-10.3%
Transport equipment	-4.1%	-5.2%	6.1%	-2.0%	5.3%
Jewelry and goldsmiths	-19.3%	-0.9%	-5.1%	-4.8%	**
Other	-7.3%	4.5%	-5.4%	2.8%	3.5%
Total (excluding diamonds)	-6.6%	9.5%	2.1%	4.0%	0.5%

Source:	Bank of Israel.
**	No data available for 2013.

Table No. 10

Industrial Production Index
(Base Year: 2011 = 100)

	2009	2010	2011	2012	2013
Index Level(1)	89.48	97.99	100.00	104.04	104.57
Annual Real Percentage Change	-6.6%	9.5%	2.0%	4.0%	0.5%

(1)	Excludes diamonds.
Source:	Central Bureau of Statistics.

Transportation.  Israel has a network of over 18,000 kilometers of roads, including highways that link the major cities — Tel-Aviv with Haifa, Jerusalem and Be’er-Sheva. Government-owned railways run from Nahariya, on the northern coastline, to Dimona, in the south (via Be’er-Sheva), linking some of Israel’s major cities with the southern part of the State. Buses are the major form of public transportation in Israel. Bus routes exist in all cities in Israel and connect Israel’s major cities, smaller towns and rural areas.

Since 1993, the Government has identified infrastructure improvement as one of its top priorities. In September 2003, the Government founded Netivei Israel, the National Transport Infrastructure Company Ltd. (“NTIC”), a government company (as defined in “Role of the State in the Economy,” below), which is responsible for the inter-urban road system, traffic management and control, planning, development and maintenance of the roads and their safety. The budget for NTIC projects in 2013 was approximately NIS 6.3 billion. In recent years, the Government has approved a number of major road construction projects, including the Cross-Israel Highway — Israel’s North-South toll highway. The 86-kilometer central sections of this highway were opened to traffic in January 2004 and currently, the highway’s total length is 140 kilometers. Other projects include the Carmel Tunnel (completed in 2010), an express toll lane at the east entrance to Tel-Aviv (completed in January 2011) and Highway 431, which serves south-eastern suburban Tel-Aviv (completed in 2009), and, unlike existing highways, is operating as a private financial initiative pursuant to a public-private partnership.

The Government considers the development of an advanced mass transit infrastructure as a top priority. In 2001, the Government issued a tender to establish a light rail build-operate-transfer (“B.O.T.”) project in Jerusalem. The first Jerusalem line began to operate in 2011. In 2010, the Government decided that the State owned Metropolitan Mass Transit System Company (NTA) will set up a light rail in metropolitan Tel-Aviv. The first Tel-Aviv light rail line is expected to commence its operations in 2021. In 2007, the Government commenced works in the Haifa metropolitan area on the first bus rapid transit (BRT) line, known as the “Metronit,” which in 2013 began connecting Haifa and the Krayot area using an exclusive lane. In 2008, the Government decided to invest NIS 27 billion over a period of five years in a rail development program. As part of this development plan (i) the old line between Jerusalem and Tel-Aviv (via Beit-Shemesh) was revived and opened to the public in April 2005, (ii) a direct and upgraded line between Jerusalem and Tel-Aviv is scheduled to commence its operations in 2018, (iii) the line between Tel-Aviv and Ben-Gurion International Airport was opened to the public in March 2005, and its extension through Modi’in was opened in 2008, (iv) the line between Tel-Aviv — Rishon Le-Zion was opened in 2011, and (v) several new and improved lines, such as the Kfar Saba — Rananna — Tel-Aviv line, and the Ashkelon — Be’er-Sheva line, are scheduled to commence their operations in 2015 and 2016, respectively.

In February 2010, the Government decided to embark on an ambitious program to develop the transportation infrastructure in the northern part (the “Galilee”) and the southern part (the “Negev”) of the State. The program, titled Netivei Israel (which is not directly related to the government company of the same name), includes the construction of a series of railways and highways and the electrification of Israel’s railway network. It is expected to play a crucial role in accelerating economic activity and shortening travel time between the State’s central and peripheral areas. The program is scheduled to be completed by 2020 at an estimated cost of NIS 27.5 billion.

Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, on the Red Sea. During 2013, 49 million tons were handled in the Israeli ports, including 2.5 million TEUS of containers. In July 2004, the Knesset decided to implement a structural reform of the seaports in order to enhance competition and improve efficiency, thereby strengthening Israel’s foreign trade. As mandated by legislation, the Israel Ports Authority ceased its operations on February 16, 2005 and was replaced by four government-owned companies. The Israel Ports Development and Assets Company Ltd. is one of the four and serves as landlord of the ports’ real estate in Haifa, Ashdod and Eilat, and is responsible for developing and leasing those properties. The Ashdod Port Company Ltd., Haifa Port Company Ltd. and Eilat Port Company Ltd. are the three port-operating companies which received a mandate to operate port facilities that have been leased to them by the Government. In the end of 2012, the Government sold its shares of the Eilat Port Company to Papo Maritime after concluding a bidding process among potential strategic investors. Among the major projects are the development of the Hayovel terminal in Ashdod which commenced its operations in May 2005, and the Hacarmel terminal in Haifa, which commenced its operations in 2010. The Israel Ports Development and Assets Company Ltd. invested approximately NIS 3.9 billion in these two projects. In July 2013, the Government announced its intention to build new privately-operated ports. The tenders for both construction and operation of the new ports are in process.

Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod which is located approximately 40 kilometers from Jerusalem and 20 kilometers from Tel-Aviv. Ben Gurion Airport served approximately 13.5 million passengers in 2013, compared to 12.4 million passengers in 2012, with flights to and from most major cities throughout the world. A new terminal opened at Ben Gurion Airport in November 2004 in order to increase its capacity, financed exclusively by Airports Authority revenues and private project financing. In 2011, the Government approved the building of the Ilan and Assaf Ramon Airport in Timna, with construction having commenced in 2013. The new airport will serve as the international airport of Southern Israel and will replace the Eilat Airport and the civilian activity in the Ovda Airport.

Communications.  The telecommunications market (not including television) presently constitutes approximately 4% (NIS 29 billion) of Israel’s gross national income. Israel’s communications market is characterized by fundamental technological and regulatory changes, large investments in advanced infrastructure by operators, rapid development, and significant levels of competition. The market currently comprises five infrastructure-based domestic cellular operators, two of which started operations in 2012, and a number of new resale based operators (MVNO). In addition, there are seven international telephony service providers and two fixed domestic telephony operators with universal service obligations. The telecommunications market is fully privatized, and the Government does not hold a stake in any communications operators.

While the Israel Telecommunications Corp. Ltd. (“Bezeq”) remains the main fixed telephony service operator, the cable companies and other alternative operators have acquired more than 950,000 voice subscribers, mainly in the households segment, and now comprise more than 35% of this market. In September 2004, the domestic fixed telephone market was opened to competition after the Ministry of Communications promulgated regulations, allowing new entrants to provide services without the attendant obligations to provide services over large areas. Under these regulations, five new operators were licensed to provide domestic fixed telephone services.

Israel has five cellular telephone network operators which provide digital technology and modern, third generation services. Three of these operators have long provided countrywide coverage, and the two additional operators are rolling out networks while offering services based on “national roaming” in the interim period. As of December 31, 2013, there were approximately 9.5 million cellular subscriptions, i.e., more than 1.2 cellular phones per capita. Total revenues for the cellular market in 2013 were in excess of NIS 13.5 billion. Competition in the mobile sector is fierce, with customers enjoying low rates, while levels of usage (including the number of minutes used, mobile broadband use, etc.) are considered high by international standards.

Three major internet service providers and about forty smaller ones serve more than 1.9 million users in Israel, which include more than 80% of households and businesses. Fixed broadband service in Israel is used in 99% of households that have internet service, and speeds of up to 100 megabits per second are widely available. The average speed purchased by household users is above 18 Mbps, placing Israel at the forefront of high speed internet access usage in the Western world. The introduction of a wholesale market in fixed communications is currently under consideration. If implemented, the introduction of a wholesale market is expected to make the market for provision of fixed high-speed internet access more competitive. The cable companies and Bezeq are obligated to provide universal deployment of broadband internet access service throughout the national territory. The Israeli Public Broadcasting Authority had an official monopoly on television broadcasts through 1993. As of December 31, 2013, there were six public and commercial television channels in Israel, as well as one cable television operator and a single direct broadcast satellite operator.

Construction and Housing Prices.  Following years of low activity levels, construction activity began to accelerate in 2008 due to high demand in the housing sector. In 2013, investments in construction grew at a rate of 3.4%, following higher growth rates of 10.2% and 5.7% in 2011 and 2012, respectively. At the same time, residential construction starts increased by 3.4% in 2013, following a decrease of 8.3% in 2012, and increases of 15.1% and 15.5% in 2010 and 2011, respectively.

Agriculture.  In 2013, agricultural exports totaled NIS 5.4 billion, representing 1.6% of total merchandise exports. The agricultural value of production in 2013 was NIS 30 billion, of which livestock accounted for 40% and crops accounted for 60%. In 2013, the agricultural sector’s share in employment amounted to 1.4% of the work force, unchanged from 2012. Investments in agriculture amounted to 1.15% of fixed investments in 2013.

The Government has implemented structural reforms in order to increase agricultural competition and productivity. In 1994, the Government launched a reform to eliminate production quotas for poultry, cattle and crops. In 1998, a reform in the dairy sector was launched, aimed at enhancing competition and efficiency while reducing pollution levels emanating from dairy farms. The effects of this reform can be seen in the diminishing number of dairy farms and the rising number of cows per farm. The reforms in the poultry, cattle, crops and dairy sectors facilitated a sizeable shift from manufacturing, marketing and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units, which receive fewer subsidies from the Government.

Water.  The scarcity of natural fresh water resources is a problem not only in Israel, but also in the entire Middle East. Since 2000, the Government has significantly increased investments in the water and electricity sectors. Israel is conducting ongoing discussions with Jordan and the Palestinian Authority regarding the allocation of water resources. The primary natural sources of fresh water in Israel consist of the Sea of Galilee, the Eastern mountain region aquifer (partially situated in the West Bank) and the coastline region aquifer. To increase the availability and diversity of its water sources, Israel is developing large scale seawater desalination plants along the Mediterranean. Desalinated water produced in such plants is distributed through the national water system to all parts of Israel, including to the arid areas in the South.

Approximately 75% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a Government Company (see “Role of the State in the Economy,” below). The remaining 25% of Israel’s fresh water is supplied by private water associations established by agricultural users and certain municipalities. During 2013, Mekorot designated NIS 965 million to capital investments relating to water distribution, compared to NIS 1.15 billion in 2012, NIS 1.03 billion in 2011 and NIS 611 million in 2010.

Approximately 57% of Israel’s total water consumption and 39% of Israel’s fresh water consumption is used by the agricultural sector. Because most of Israel’s existing fresh water resources are already being utilized, Israel is constantly investing resources to develop additional water sources, mainly from treated wastewater and desalinated seawater. Desalination plants are being built by both local and foreign private sector companies through B.O.T. projects. When all of the plants are operational (expected in 2014), the Government expects to purchase approximately 670 million cubic meters of desalinated seawater per year at an estimated annual cost of NIS 2 billion. In accordance with recent government decisions, the costs of purchasing desalinated seawater will be covered by water tariffs. In 2012, the Government purchased approximately 290 million cubic meters of desalinated seawater from desalination plants in Hadera and the expanded existing plants in Ashkelon and Palmachim.

In addition, further development of agriculture involves intensifying the yield from irrigated land and the reuse of treated wastewater. Israel led the world with a water recycling rate of 90% (400 million cubic meters) in 2013; this is expected to increase to 95% by 2015. To address the relative shortage of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems which maximize irrigation efficiency. Israel has also increased its investments in technologies for the purification and improvement of contaminated groundwater. The Government budget for 2013 - 2014 includes provisions for both grants and loans to stimulate capital investment in these areas. The Government has also taken steps to facilitate the establishment of regional water and sewage companies. The purpose of these steps is to promote the efficient management of water and sewerage systems and to direct the revenues from these services to investments in water and sewerage infrastructure. In July 2001, the Knesset passed a law regulating the commercial relationship between the regional companies, the municipalities and consumers. As of April 2014, 55 regional companies were in operation, servicing approximately six million people.

Electricity.  Most of the electric power in Israel is supplied by the Israel Electric Corporation Ltd. (“IEC”), a Government Company that generates 85% of the electricity used in Israel (see “Role of the State in the Economy — Israel Electric Corporation Ltd.,” below). In 1996, the exclusive franchise granted to IEC by the Government expired, the Electricity Sector Law was enacted, and the Public Utility Authority (“PUA”) was established to supervise electric utility services and, among other things, regulate the prices associated with providing electricity to the public. The purpose of the Electricity Sector Law is to establish the tariff base, regulate activity in the electricity sector for the public interest, to ensure the reliability, availability, quality and efficiency of services, to create conditions for competition and to minimize costs. The law provides for a ten-year transition period during which IEC has been granted a license to generate, transmit, distribute and supply electricity. IEC currently holds licenses to produce electricity at each of its 67 generation units. The generation and transmission licenses, as well as the licenses for distribution and supply, have been extended several times and are valid until December 31, 2014. Any extension beyond 2014 will require an amendment of the law.

Under the Electricity Sector Law, a licensed independent system operator (“ISO”), a transmission operator or a distributer of electricity is required to purchase electricity from private generators, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the Electricity Sector Law was enacted, the Government passed several resolutions aimed to strengthen independent power production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these governmental resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government also plans to establish an ISO that will oversee and manage the electricity market. The Government’s goal is to achieve a competitive market in the generation segment of the electricity sector. Currently, there are three independent private producers that build power-plants. As of May 2014, two of these producers were operating and generating 12% of the electricity produced in Israel, and it is anticipated that by the end of 2018, 40% of the electricity in Israel will be produced by independent private producers.

During 2009, the Government decided to set a 10% target for generation using renewable energy by the year 2020. In accordance with the Government’s decision, the Ministry of National Infrastructure, Energy and Water Resources (previously known as the Ministry of Infrastructure) instituted quotas for renewable energy technologies, such as wind, solar, thermal, photovoltaic, biogas and biomass, and as a result, the PUA set an appropriate tariff. In 2010, the Government set a 20% target for reducing CO2 emissions by 2020. The emissions reduction plan, which is centered on energy efficiency, has been allocated a budget of NIS 2.2 billion until 2020. NIS 539 million was allocated in 2011 - 2012. In 2013, the plan was put on hold until further notice.

Energy

Israel’s main sources of energy are oil and coal. Israel is almost totally dependent on imported fuel for its energy requirements since domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Most of Israel’s foreign oil is purchased in the open market. Pursuant to an oil supply arrangement between the United States and Israel, the United States has agreed to supply Israel with oil in the event of a failure of Israel’s oil supply.

In 1999, a substantial amount of natural gas was discovered near Israel’s Mediterranean shore. The discovery of the natural gas could reduce Israel’s dependence on imported oil. Exploration efforts have continued for new supplies of natural energy, and in January 2009, a substantial amount of natural gas was discovered in the Mediterranean Sea, estimated at more than 280 billion cubic meters (“BCM”). In December 2010, another natural gas reservoir was discovered which is estimated to hold more than 450 BCM of high quality natural gas. The natural gas reservoirs discovered in 2009 and 2010 are known as Tamar and Leviathan, respectively. Israel has succeeded in significantly reducing its dependence on oil for the production of electricity by switching to coal-fired power stations located along Israel’s coastline, and by expanding a coal facility in Ashkelon. Israel purchases the majority of its coal from South Africa, the United States, Colombia and Australia. Smaller amounts of coal are purchased from other countries, including China. Because most of the coal used in Israel is low-sulfur coal, the shift to coal production has not had a significant environmental impact on Israel.

In 1997, the Government decided to establish natural gas infrastructure in Israel. In August 2003, the Government founded Israel Natural Gas Lines Ltd. (“INGL”), a Government Company that was established in order to supervise, control and operate the natural gas transportation system. In February 2004, the first natural gas power station in Israel was inaugurated in Ashdod. Between 2004 and 2011, INGL completed building the first stage of the national transmission system, connecting eight large power stations owned by IEC, two independent private producers of electricity and most of Israel’s largest industries.

In light of the natural gas discoveries offshore in recent years, INGL is currently in the midst of a development plan, and has already begun constructing additional transmission lines that will reach all Israeli gas distribution areas, including small industries and domestic consumers. Among those areas are Jerusalem and northern Israel, home to several large industries. In addition to the new lines, INGL is currently working to multiply existing lines to meet rising demand of natural gas in Israel.

It is anticipated that 60% of all electricity production in 2014 will be generated from natural gas-operated power stations. The demand for natural gas is estimated to increase from 1 BCM in 2004 to about 8.6 BCM in 2014 and 9.7 in 2015. Such demand will be supported by the discovery of the Tamar and Leviathan gas fields (see “Balance of Payments and Foreign Trade — Foreign Investments,” below).

Israel experienced a natural gas shortage from 2011 through the beginning of 2013. One major cause of the shortage was the disruption in the gas supply from Egypt. Egyptian gas, which started flowing to Israel in 2008, completely stopped in 2011 due to the occurrence of numerous explosions in the pipeline connecting Egypt and Israel. To mitigate the gas shortfall, the speed of extraction from the Yam Tethis reservoir was increased. However, this accelerated the depletion of the Yam Tethis reservoir, whose supply was lower than originally anticipated.

The natural gas shortage has been ameliorated by two recent developments: In January 2013, INGL began operating its liquefied natural gas (“LNG”) buoy, allowing the importation of LNG into Israel; and in March 2013, extraction from the Tamar gas field commenced. Supply from the Tamar field alone is expected to meet most, if not all, of the Israeli demand for gas. It is also anticipated that in the coming years, exploration drilling will take place in additional locations in Israeli waters.

Tourism

Tourism plays an important role in the Israeli economy. Israel’s tourist centers include Jerusalem, various religious sites throughout the State, Eilat, the Dead Sea and the Mediterranean coast. Income derived from foreign tourism, excluding expenditures of foreign workers in Israel, has steadily increased since the middle of the last decade. In 2008, foreign tourism revenues amounted to $3.7 billion (1.8% of GDP). In 2009, foreign tourism revenues dropped to $3.4 billion (1.7% of GDP) but soon recovered, reaching $4.1 billion (1.8% of GDP) in 2010 and $4.2 billion (1.7% of GDP) in 2011. In 2012, foreign tourism revenues reached $4.4 billion (1.8% of GDP), and in 2013 amounted to $4.5 billion (1.6% of GDP).

The unrest that began in late September 2000 resulted in an immediate drop in the number of tourists entering Israel. Thus, the total number of tourists entering Israel by air decreased significantly in both 2001 and 2002. From the second half of 2003 through 2006, foreign tourism gradually recovered due to the improving security situation in Israel and the recovery from the global recession of the early 2000s. In 2006, the Second Lebanon War led to a temporary decline in tourism. In 2007 and 2008, inbound tourism increased, reviving the pre-2006 trend. Operation Cast Lead, which began in December 2008 and ended in January 2009, had a limited effect on inbound tourism. The flow of inbound tourism recovered by the second quarter of 2009; however, the overall number of foreign tourists (excluding cruise passengers) in 2009 declined by 10.4% compared to 2008, mainly due to the global economic downturn. In 2010, 3.3 million tourists visited Israel, an increase of 22.6% compared to 2010. In 2011, 3.1 million tourists came to Israel, a decrease of 4.6% compared to 2010. In 2012, tourist arrivals increased by 4.6% compared to 2011, with the increase taking place primarily in the first three quarters of 2012 and a relatively poor showing in the fourth quarter due to the effects of Operation Pillar of Defense on the tourism sector. With 3.3 million tourists visiting Israel in 2013, the number of tourists in Israel in 2013 did not see a significant change compared to 2012.

The total revenue generated in domestic hotels from foreign visitors amounted to $1.084 billion in 2013, representing a decrease of 3.6% compared to 2012 in real NIS terms, mainly due to the appreciation of the NIS relative to the USD.

Table No. 11

Tourist Arrivals by Area of Origin and Receipts(1)
(Arrivals in Thousands of People)

	2009	2010	2011	2012	2013
Asia	164.6	232.1	236.4	277.0	275.8
Africa	80.8	75.2	90.7	78.2	74.7
Europe	1,683.5	2,084.5	1,952.3	2,051.6	2,057.7
Americas
United States	548.0	620.2	592.2	593.9	607.5
Other	153.0	212.8	202.3	215.8	212.6
Oceania	27.6	36.8	34.2	36.2	38.6
Other	13.8	14.1	16.9	16.4	15.9
Total arrivals	2,671.3	3,275.7	3,124.9	3,269.1	3,282.9
(In USD Millions)
Income from tourism	3,383	4,073	4,233	4,372	4,540
Expenditures of foreign workers in Israel	1,058	1,033	1,066	1,121	1,106

(1)	Excluding cruise passengers.
Source:	Central Bureau of Statistics.

Research and Development

The Government encourages investment in industrial research and development (“R&D”) through advancing support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The objectives of the Government’s support for industrial R&D are, among others, to: foster the development of technology-related industries; create employment opportunities for Israel’s scientific and technological labor force; and improve Israel’s balance of payments by increasing exports of high-tech products and reducing reliance on imports of such products. In 2012 (the most recent year for which civilian R&D data are currently available), approximately 4.0% of GDP was invested in civilian R&D — the highest level of national expenditure on R&D in the OECD.

Israel participates in more than 34 different international and bi-national industrial R&D joint ventures, several with the United States (BIRD, USISTC, Maryland, Virginia), several with the EU (Eureka, Eurostars, Galileo, EEN, ISERD), Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina and Uruguay. The 2014 budget includes NIS 626 million for the European R&D joint venture program, compared to NIS 610 million in 2013.

Prices

Since the end of 1991, the Government has announced annual inflation targets. The inflation target range for 2013 was, as in previous years, between 1% and 3%. During the last decade, the rate of inflation was almost 2% on average, close to the middle of the Bank of Israel’s target range. In 2013, the CPI averaged 1.5% (1.8% for December 2012 through December 2013). The CPI in previous years was within, or close to, the Government’s target range, averaging 2.7% in 2010, 3.5% in 2011 and 1.7% in 2012. The slowdown in the pace of inflation in 2013 was due to relatively low increases in the prices of housing compared with previous years, as well as price decreases in furniture, transportation and communication.

Since November 1993, the Bank of Israel has adjusted its key interest rate on a monthly basis. In September 2008, the slowdown in the global economy, coupled with falling inflation, led the Bank of Israel to gradually lower interest rates. By April 2009, the key interest rate was lowered to 0.5%, but later that year, as the Israeli economy recovered, the interest rate was raised slightly. The gradual increase of the interest rate continued throughout 2010 and into first half of 2011. In June 2011, the Bank of Israel raised the interest rate to 3.25% and kept it at that level until September 2011. Since then, due to subsiding inflationary pressures, coupled with a slowdown in the global economy and moderate growth in the Israeli economy, the Bank of Israel gradually lowered the nominal interest rate, reaching 0.75% in March 2014.

The real interest rate, derived from the Bank of Israel’s key interest rate and inflation expectations (gauged as the difference between the yields of indexed and non-indexed government bonds) has decreased from more than 6% in mid-2003, to averages of 2.6% in 2007 and 1.7% in 2008. Due to the global financial crisis, the Bank of Israel decreased the key interest rate, and by April 2009 the real interest rate had turned negative, averaging -1% in 2009. Throughout 2010 and for the first five months of 2011, the real interest rate remained negative for the most part, averaging -1.2% in 2010 and 0.2% in 2011. Throughout most of 2012, the real interest rate was near zero, and by the end of 2012, it decreased to -0.2%. Throughout 2013, the real interest rate remained negative, averaging -0.4%. The one year inflation expectation averaged 1.8% in 2009, rose to 2.9%, in 2010, and then decreased gradually, reaching 2.7%, 2.4% and 1.9% in, 2011, 2012 and 2013, respectively. The 2013 level was slightly under the mean of the inflation target range.

Table No. 12

Selected Price Indices
(Percentage Change, Annual Average)

Period	CPI	CPI Excluding Housing, Fruits and Vegetables	Wholesale Price of Manufacturing Output
2003	0.7%	2.4%	4.3%
2004	-0.4%	0.5%	5.4%
2005	1.3%	1.7%	6.2%
2006	2.2%	2.2%	5.7%
2007	0.5%	0.9%	3.5%
2008	4.6%	4.6%	9.6%
2009	3.3%	1.1%	-6.3%
2010	2.7%	1.7%	4.0%
2011	3.5%	2.8%	7.8%
2012	1.7%	1.1%	4.3%
2013	1.5%	1.0%	0.4%

Source:	Central Bureau of Statistics.

Employment, Labor and Wages

As of January 2012, the Central Bureau of Statistics has made a transition from a quarterly system of measuring labor force characteristics to a new and improved system that better suits the latest international recommendations on employment and unemployment statistical methodology. The principal changes were: adjusting the definition of the population; significantly increasing the samples and transition to monthly coverage; geographic expansion and using more advanced statistical methods in the sampling, both in the questioning model and in data estimation. These changes, based on statistical science, led to many changes in logistics and operations, such as improved technological systems, expansion of work teams, interview methodology and work procedures. With the transition to the new system, and as often happens in the case of updating and in this case revolutionizing a statistical series, a “break in the series” was formed. The ability to compare the past with the present became even more difficult and requires extreme care. In the following sections we will present the data according to the new methodology, and data prior to 2012 has been adjusted accordingly.

In 2013, there was a 0.8% increase in real wages (adjusted for inflation), following an increase of 0.5% in 2012, 0.4% in 2011 and of 0.7% in 2010. Real wages decreased in both 2008 and 2009. The increase in wages between 2010 and 2013 reflects an ongoing recovery in the domestic economy and is consistent with the reduction in the unemployment rate. In 2013, wages increased by 1.1% in the public sector and 0.8% in the private sector. This year, nominal wages increased by 2.4% overall, with increases of 2.7% in the public sector and 2.3% in the private sector. The average monthly wage (adjusted for inflation) decreased by 1.0% between December 2012 and December 2013.

Subsequent to the 2008 global financial crisis, and particularly from 2010 to 2013, there was significant improvement in the labor market. The unemployment rate decreased from 8.9% in 2009 to 6.2% in 2013. Employment increased by 14.2% between the second quarter of 2009 and the fourth quarter of 2013, and real wages increased by 2.7% during the same period. The unemployment rate has been in an overall declining trend since 2003; it declined gradually from a high rate of 12.0% in 2003 to 11.7% in 2004, 10.3% in 2005, 9.7% in 2006, 8.7% in 2007 and 7.4% in 2008. As a result of the global financial crisis and the slowdown in the Israeli economy, the unemployment rate increased to an average of 8.9% in 2009. In the latter half of 2009, the unemployment rate returned to a decreasing trend, reaching 8.0% in 2010, 7.0% in 2011, 6.9% in 2012 and 6.2% in 2013. Currently, the unemployment rate is at a historically low level of approximately 5.8%.

In 2012 (the most recent year for which poverty data are currently available), the improvement in the labor market contributed to the reduction of poverty in Israel; the percentage of families living in poverty rose from 19.8% in 2010 to 19.9% in 2011, and decreased to 19.4% in 2012, the lowest percentage since 2004. The percentage of individuals living below the poverty line decreased from 24.8% in 2011 to 23.5% in 2012. The percentage of children living in poverty increased from 35.3% in 2010, to 35.6% in 2011, and decreased to 33.7% in 2012. The incidence of poverty among working families was almost unchanged at 13.7% in 2012. Concerning different demographic groups, the incidence of poverty among Ultra-Orthodox (“Haredi”) Jews decreased from 64.3% in 2011, to 61.5% in 2012. On the other hand, the poverty rate among Arabs increased from 45.2% in 2011, to 54.3% in 2012. In 2012, the incidence of poverty among single parents with dependents was 29.0%, a decrease from 30.8% in 2011. The poverty rate among families with children was 25.4% in 2011 and decreased to 24.8% in 2012.

The labor force participation rate (the labor force as a percentage of the population over the age of 15) stood at 63.7% in 2013, a slight increase relative to the 2012 level of 63.6%, but much higher than the level of 62.6% in both 2010 and 2011. There has been steady, incremental improvement in the participation rate since 2002 when it stood at 59.4%. However, the participation rate is negatively affected by the non-working populations in Israel, such as Haredi men and Arab women. The increase in the participation rate and the number of Israelis employed is attributable to, among other factors, overall economic growth and the successful implementation of the Government’s policy to cut transfer payments and lower taxation on labor.

The wave of Eastern European immigrants that came to Israel following the collapse of the Soviet Union led to significant growth in the Israeli labor force beginning in 1990. Despite the initial difficulties experienced by many of the professional and highly skilled immigrants in finding suitable employment, statistical data regarding employment trends in Israel suggest that immigrants have been successfully integrated into the labor market and were for the most part able to find employment suited to their educational level and employment qualifications. One important factor in this integration has been the growth in demand driven by Israel’s high-tech companies, which matched the educational and professional background of many of the new immigrants.

Table No. 13

Principal Labor Force Indicators(1)
(Annual Average — Figures In Thousands Unless Noted Otherwise)

	2009	2010	2011	2012	2013
Permanent average population	7,482	7,621	7,763	7,906	8,056
Population aged 15+	5,399	5,489	5,585	5,672	5,775
Civilian labor force(2)	3,354	3,435	3,497	3,606	3,678
Labor force participation rate(3)	62.1%	62.6%	62.6%	63.6%	63.7%
Unemployment Rate	8.9%	8.48.0%	7.0%	6.9%	6.2%

(1)	All figures are comparable with the Central Bureau of Statistics’ new methodology for the monthly labor force survey. Due to a change in the methodology, unemployment rate data through 2012 may give different values than those for 2013, as such data were calculated according to different conventions.
(2)	The sum of the number of workers and the number of job seekers.
(3)	Civilian labor force as a percentage of the population over the age of 15.
Source:	Central Bureau of Statistics.

Table No. 14

Unemployment Data by Demographic Group(1)

	2009	2010	2011	2012	2013
Men	9.1%	8.3%	7.2%	6.8%	6.2%
Women	8.8%	7.7%	6.9%	7.0%	6.2%
Population aged 25 – 64	7.8%	6.9%	6.1%	5.9%	5.4%

(1)	All figures are comparable with the Central Bureau of Statistics’ new methodology for monthly labor force survey. The unemployment rate for the years prior to, and including, 2012 is calculated according to the difference between participating and working persons as a percentage of the number of participating persons.
Source:	Central Bureau of Statistics.

Table No. 15

Employment Data
Twelve-Months Ended December 31, 2013
(Wages in USD at Current Prices)

Month	Average Wage	Participation Rate	Unemployment Rate
January	$2,376	63.5%	6.5%
February	$2,407	64.1%	6.7%
March	$2,403	63.6%	6.5%
April	$2,479	63.8%	6.8%
May	$2,470	63.7%	6.7%
June	$2,493	63.7%	6.6%
July	$2,508	63.8%	6.1%
August	$2,519	64.0%	6.0%
September	$2,554	63.4%	5.9%
October	$2,573	63.8%	5.8%
November	$2,538	63.6%	5.6%
December	$2,600	63.7%	5.9%
Average	$2,493	63.7%	6.3%

Source:	Central Bureau of Statistics and Bank of Israel; Calculations by the Chief Economist — Department at the Ministry of Finance.

In 2013, Israel’s population totaled 8.06 million, an increase of 1.8% compared to 2012. The population has grown at a steady rate of around 1.8% – 1.9% since 2006. The civilian labor force increased by 1.8% in 2013, in tandem with the population growth rate. Of the 3.44 million employed in the labor force in 2013, 35% worked in the public sector.

One of Israel’s most important resources is its highly educated work force. Based on OECD reports, approximately 46% of adults between the ages of 25 and 64 have attained tertiary education, compared to the 32% OECD average. Utilizing its highly-educated population, Israel has developed a technology-based and export-oriented economy. In 2013, 38.8% of the work force consisted of employees with an academic, scientific, technical or related professional background, while 18.7% consisted of administrative or managerial employees. These percentages compare favorably with the percentages of such workers in other developed countries. The employment qualifications of recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union consisting of scientists, engineers or technical staff.

Table No. 16

Structure of Employment in Israel
(Employed Persons by Industry, as Percent of Total Employees)

	2009	2010	2011	2012(1)	2013(2)
Employment by Sector
Public Sector Employment	29.8%	30.0%	30.3%	34.7%	35.2%
Private Sector Employment	70.2%	70.0%	69.7%	65.3%	64.8%
Employment By Industry
Agriculture	1.7%	1.6%	1.4%	1.5%	1.2%
Manufacturing	14.6%	14.2%	13.8%	12.6%	11.9%
Water and electricity(3)	0.7%	0.7%	0.8%	0.6%	0.9%
Construction	5.1%	5.4%	5.4%	4.5%	4.8%
Trade	13.3%	13.2%	13.3%	12.1%	11.7%
Catering	4.6%	4.6%	4.6%	4.3%	4.4%
Banking and financial services	3.9%	4.0%	3.9%	3.5%	3.4%
Business services(4)	14.5%	14.6%	14.2%	13.4%	16.8%
Public administration	4.6%	4.6%	4.8%	10.2%	10.5%
Education	12.5%	12.5%	12.7%	12.4%	12.0%
Health, welfare and social work	10.2%	10.3%	10.1%	9.8%	10.3%
Transport	6.5%	6.5%	6.5%	6.2%	4.3%
Personal and other services(5)	5.0%	5.0%	5.1%	4.8%	4.4%
Services for households by domestic personnel	1.9%	1.9%	1.7%	1.8%	1.9%
Other	1.0%	1.0%	1.6%	2.2%	1.6%
Total workers(6) (In Thousands)	2,841	2,938	3,025	3,359	3,450

(1)	The 2012 – 2013 data are not directly comparable with previous years’ data due to a change in the Central Bureau of Statistics’ monthly labor force survey methodology.
(2)	Due to the reclassification of industries in 2013, the 2013 data are not directly comparable with previous years’ data.
(3)	Includes the new classifications “Electricity, gas, steam and air conditioning supply” and “Water supply; sewerage, waste management and remediation activities.”
(4)	Includes the new classifications “Information and communication,” “Real estate activities,” “Professional, scientific and technical activities” and “Administrative and support service activities.”
(5)	Includes the new classifications “Arts, entertainment and recreation” and “Other service activities.”
(6)	Israeli workers only.
Source:	Central Bureau of Statistics, Bank of Israel.

Role of the State in the Economy

Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses and industries. Before the privatization process started, ownership of industry in Israel was divided among the Government, the organization of trade unions (“Histadrut”) and the private sector, with the Government and the Histadrut owning prominent interests in several key industries. In recent decades, the Government has made progress towards the privatization of state-owned enterprises and introduced structural competitive changes in several sectors of the economy. As part of the privatization process, the Government has implemented structural market reforms aiming to enhance competition in certain essential monopolistic sectors such as the communications sector, oil refineries and the seaports. In addition, the Government has begun the process of introducing competition in additional sectors and industries, such as the electricity sector and capital markets.

The Government Companies Authority (“GCA”) was established under the Government Companies Law, 1975. The GCA is a professional unit of the Ministry of Finance, which is the government body charged with exercising the ownership function in state-owned enterprises, including overseeing privatizations and managing structural changes. The GCA is responsible for the activity of all state-owned enterprises, including both commercial and non-commercial enterprises. As of December 2013, there were 98 state-owned enterprises, which include business-oriented enterprises, funds established as investment vehicles, academic and educational institutions, real estate companies, and social services providers.

State-owned enterprises are divided by law into two main categories: Government Companies (including their Government Subsidiaries) and Mixed Companies. In addition to state-owned enterprises, there are statutory corporations, which are established pursuant to specific laws regulating their operations and governance structures.

“Government Companies” are companies in which the Government owns more than 50% of the voting shares or the right to appoint more than half of the members of the board of directors. Government Companies are subject to the Israeli Government Companies Law and the regulations promulgated thereunder (collectively, the “GCL”). In addition, the GCA regularly issues circulars in accordance with the GCL (see “— Privatization,” below). A substantial part of the GCL is dedicated to corporate governance of Government Companies and the circumstances under and procedures by which the Government may sell shares in or reorganize Government Companies.

Government Companies play a significant role in the Israeli economy. In 2013, they employed 1.7% of the Israeli work force, accounted for 6.9% of total exports and comprised 4.8% of fixed assets investments. These companies include several public utilities, monopolies and defense companies.

“Mixed Companies” are companies in which the State owns 50% or less of the voting shares or has the right to appoint less than half of the members of the board of directors. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies are subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the Government. Mixed Companies play a relatively minor role in the economy.

The Government has initiated a number of regulatory arrangements to increase competition in certain sectors. These arrangements focus on the introduction of privately-owned companies as competitors to state-owned enterprises in sectors in which the Government wishes to increase competition. The pace of privatization is dependent upon further regulatory and structural reforms and the formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable amount of time.

Privatization.  Privatization is an essential element of the broader market reforms initiated by the Government over the past several decades aiming to promote the growth of the private sector, mainly by enhancing competition. Privatization efforts have included the full or partial sale of state-owned companies and banks and the transfer to private entities of activities that were previously performed by Government Companies or statutory corporations.

In total, between 1986 and 2013, 98 government companies have changed their status from Government Companies to either Mixed Companies or fully-private enterprises. The proceeds stemming from these privatizations totaled $14.2 billion. The most significant individual privatization transactions, measured by revenue, have been: Israel Chemicals Ltd. in 1992; Zim Integrated Shipping Services in 2003; Bezeq, the Israel Telecommunication Corp., Ltd. in 1997 – 2005; El Al Israel Airlines Ltd. in 2003 - 2007; Oil Refineries Ltd. in 2006 - 2007; and Eilat Port Company Ltd. in January 2013. In parallel, the Government has sold its shares in the major Israeli banks that came into state ownership following the 1983 banking crisis. The State remains a minority shareholder only in one bank — Bank Leumi, in which it currently holds 6.03%.

The implementation of the privatization policy includes a reduction of the State’s holdings in Government Companies, as well as an increase in the number of Government Companies through the consolidation and transformation of various Government units and statutory authorities. In addition, the Government has implemented structural changes to the external controls system, aiming to implement high standards of accounting controls, improve civil services and increase competition in the infrastructure industry. As part of the revised external controls structure, in July 2002 the State enacted new legislation based on provisions of the U.S. Sarbanes-Oxley Act of 2002. This legislation provides for, among others, accuracy and transparency in financial statements and internal controls systems of Government Companies. Under this legislation (and similar to Section 404 of the Sarbanes-Oxley Act), Government Companies holding or managing assets in excess of NIS 400 million are required to submit statements regarding the scope, adequacy and effectiveness of their internal control procedures for financial reporting, attested to by their accountants.

Table No. 17

Selected State-Owned Companies
(As of December 31, 2013)(1) (In Millions of Dollars, Except Percentages)

Company Name	Direct/ Indirect Government Ownership	Total Assets	Long-Term Liabilities	Total Revenue
Israel Electric Corp. Ltd.	99.85%	24,755	20,488	7,659
Israel Aerospace Industries Ltd.	100.00%	5,006	3,995	3,642
Rafael-Advanced Defense Systems Ltd.	100.00%	2,457	1,730	2,047
Israel Military Industries Ltd.(3)	100.00%	668	1,167	330
Israel Ports Development & Assets Company Ltd.(2)	100.00%	1,820	83	244
Ashdod Port Company Ltd.(2)	100.00%	1,126	436	301
Haifa Port Company Ltd.(2)	100.00%	714	205	207
Israel Railways Ltd.	100.00%	5,634	5,858	456
Mekorot Water Company Ltd.(3)	91.57%	4,166	3,412	1,148
Israel Postal Company Ltd.	100.00%	1,488	1,347	508
Israel Natural Gas Lines Company Ltd.	100.00%	1,313	1,140	111
Netivei Israel-National Transport Infrastructure Company Ltd.(3)	100.00%	431	361	1,580
Petroleum & Energy Infrastructures Ltd.	100.00%	412	92	83

(1)	Based on consolidated NIS-denominated financial statements prepared in accordance with either Israeli generally accepted accounting principles or IFRS. Amounts in dollars were converted from NIS at the applicable exchange rates for December 31 set forth in Table No. 1.
(2)	Spun-off from the Ports Authority in 2004.
(3)	According to draft 2013 financial statements.

Sources:  Ministry of Finance, Government Companies Authority.

Below are summary descriptions of the state-owned companies set forth in the above table, including specific steps planned or taken by the Government to prepare such companies for privatization or reform their structures and operations:

Israel Electric Corporation Ltd.

Israel Electric Corporation Ltd. (IEC) is a monopoly supplying most of Israel’s electricity demand. Since 1996, IEC has been regulated under the Electricity Sector Law and the regulations promulgated thereunder. Since the enactment of the law, the Government and several ministries have made a number of decisions and recommendations regarding the electricity sector, some of which were subsequently adopted as amendments to the law. The purpose of the Electricity Sector Law is to regulate activity in the electricity sector in the public interest, to ensure the reliability, availability, quality and efficiency of services, to create conditions for competition and to minimize costs. The Electricity Sector Law’s numerous amendments outline the separation of activities in the generation, transmission, distribution and supply of electricity, which are to be separated among several entities. The law provides for, among other things, tariff supervision (including efficiency incentives) regulating IEC’s profits and the prices it can charge consumers, and licensing requirements pursuant to which IEC holds licenses that permit it to conduct its business. The law provides for transition periods during which IEC has been granted licenses to generate, transmit, distribute and supply electricity. IEC currently holds licenses to generate electricity at each of its 63 generation units. The generation and transmission licenses, as well as the licenses for distribution and supply, have been extended several times and are valid until December 31, 2014.

Under the Electricity Sector Law, the owner of a license for transmission or distribution is required to purchase electricity from other generators of electricity, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the law was enacted, the Government passed several resolutions aimed to strengthen independent power production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these governmental resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government also plans to establish an independent system operator that will oversee and manage the electricity system. The Government’s goal is to achieve a competitive market in the generation segment of the electricity sector.

In September 2010, the Ministry of Finance, the management of IEC, the Histadrut and the employees’ union of IEC reached certain understandings regarding possible principles of the outline for structural change that are essentially different from the provisions of the Electricity Sector Law and have not been approved by the Government or the authorized government officials. For the understandings to become legally binding, the Electricity Sector Law would need to be amended substantially, and related governmental and administrative decisions and actions would also be required. Accordingly, there is uncertainty as to which of these understandings will be implemented, if any, and whether other structural changes, including those outlined in the Electricity Sector Law, will be implemented in the future.

In June 2008, the Government adopted a resolution approving the incorporation of two new Government Companies to operate in the electricity sector: (1) System Management Company Ltd., which will manage the electricity sector; and (2) New Electricity Generation Stations in Israel Ltd., which will handle the establishment and operation of the new power stations. Currently, System Management Company Ltd. is inactive.

On July 22, 2013, a ministerial steering committee was formed to address the issue of electricity and the electricity sector, consisting of the National Infrastructures, Energy and Water Minister Silvan Shalom and Finance Minister Yair Lapid. The committee’s tasks, as specified in the order signed by the ministers, are: (1) Examining the optimal structure for the electricity sector and IEC, taking into consideration existing acceptable models around the world as well as those considered heretofore, including the model presented to IEC in recent years. The committee will examine the different models while emphasizing the implementation of competitive segments. (2) Examining the financial strength of IEC and implementing reforms that adequately raise the financial performance of IEC; (3) Examining IEC’s internal efficiency program; and (4) Proposing a comprehensive reform for the electricity sector and IEC, in light of the foregoing. On March 23, 2014, the committee submitted draft recommendations and called for public comment regarding such draft recommendations during the 30 day comment period. In addition, a negotiating team was established to hold discussions with IEC employees and management and to reach an agreement regarding IEC employees’ rights and the impact of structural changes in the electricity sector on such rights. The negotiating team conducted numerous meetings with employees, the Histadrut and management in an attempt to reach agreement on such issues. While the parties have made progress, a comprehensive agreement has not been reached as the parties continue to disagree on several fundamental issues.

Defense Oriented Companies

Israel Aerospace Industries Ltd. (“IAI”), Israel Military Industries Ltd. (“IMI”), and Rafael-Advanced Defense Systems Ltd. (“Rafael”) are three defense-oriented Government Companies. Currently, the State holds 100% of each of these companies. Rafael was formerly part of the Ministry of Defense and in January 2002 was converted into a Government Company. In 2007, IAI raised $250 million on the TASE through the issuance of bonds, followed by additional bond issuances on the TASE of $110 million in 2009 and $318 million in 2013. With regard to the privatization of Rafael and IAI, it was decided that a privatization of 20% or more of the State’s holdings in these companies would be subject to a decision by the Ministerial Privatization Committee in accordance with the GCL. On December 23, 3013, the Ministerial Privatization Committee decided to privatize IMI by establishing a new Government Company to which the business oriented activity of IMI would be transferred, and such new company would be sold in a private sale to one or a group of investors from Israel or abroad.

Ports Companies

The Ports Authority, which historically functioned as an operating port authority (with ownership over all port property and assets and responsibility for all vessels and cargo handling operations in Israel’s ports), was one of the strongest and most significant monopolies in Israel. In July 2004, the Knesset passed a law abolishing the Ports Authority and dividing its activities among three newly-formed Government Companies, each responsible for operating the ports of Haifa, Ashdod or Eilat, respectively. An additional Government Company was created to hold and manage the ports’ assets and to lease them to these the three port operating companies and other companies in the ports industry. An Administration of Shipping and Ports was also established under the jurisdiction of the Ministry of Transport and Road Safety. The implementation of the port sector reform began in February 2005, when the Ports Authority was abolished and the aforementioned companies commenced operations. As part of the privatization process, it was planned that portions of the three port operating companies would be sold to private investors. In September 2009, the Government reached a decision regarding the gradual privatization of the Ashdod and Haifa port companies. The Government’s current policy toward the Ashdod and Haifa port companies contemplates the sale of predetermined percentages of the Government’s holdings of these companies in several stages. In 2010, a ministerial committee for privatization decided that the Government will sell all of its holdings in the Eilat Port Company through a private sale. In January 2013, the Eilat Port Company was successfully sold to Papo Maritime Ltd. Papo Maritime paid the State NIS 105 million for the right to manage and operate the port for the next 15 years, with the total proceeds during this period expected to be approximately NIS 120 million. Papo Maritime will pay another NIS 105 million should it decide to exercise an option to extend the lease for an additional ten years, provided it meets certain predetermined operational targets. In June 2013, the Government announced its plan to build two additional container terminals, one in the Haifa area and one in Ashdod. The Israel Ports Development and Assets Company is currently conducting a global tender for terminal operators to operate these new facilities. During 2013, Israel’s three commercial seaports handled 48.8 million tons, up from 46.5 million tons in 2012.

Israel Postal Company Ltd.

Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in March 2006 to replace the Postal Authority. These Government Companies were established as part of a comprehensive reform in the postal sector, which included, among others, opening the postal sector to competition, licensing the operations of the companies and setting fees for postal services.

In September 2006, the Government passed a resolution in principle according to which the Postal Company, including the Postal Bank, would be privatized in two stages: during the first stage, up to 49% of the companies’ shares would be offered on the TASE. During the second stage, the remaining shares would be sold to strategic investors. In order to implement this decision, a mandatory privatization decision of the Ministerial Committee for Privatization is required. As of December 31, 2013, such a decision had not been made and the privatization process had not begun. In 2012, an amendment was added to the Postal Law that enhanced the status of the Postal Bank as an independent subsidiary of the Postal Company and its financial services. The Ministry of Communications and the Ministry of Finance are implementing the relevant arrangements relating to such amendment. In 2013, due to continuing poor financial performance and negative cash flow, the Postal Company presented to the Ministry of Finance and to the Ministry of Communications a comprehensive recovery plan, which is now under consideration by the aforementioned ministries, along with the company’s overall financial condition.

Israel Railways Ltd.

Israel Railways was separated from the Ports and Railways Authority pursuant to a December 2002 amendment to the Ports and Railways Authority Law. In 2003, Israel Railways began operating as a Government Company and commenced a five year, $4.5 billion investment plan. In August 2007, this plan was updated and expanded to $7.8 billion, to be implemented in years 2003 - 2013. In 2008, the Government and the company entered into a new infrastructure and investment agreement. This agreement, together with the investment plan, is expected to have a long-term positive impact on the Israeli transportation system in particular and on the Israeli economy in general. In December 2009, the Government and Israel Railways signed an agreement that set forth the principles applicable to the State’s subsidization of the company’s ongoing activity. This agreement is currently being revised.

From 2010 to 2012, the Ministries of Finance and Transportation held discussions with Israel Railways’ employees and the Histadrut regarding making structural changes in the company. After protracted negotiations, the parties reached an agreement, which was made effective through a Government decision to establish two railway subsidiaries: (1) Israel Railway Station Development Company Ltd., which will enable development of real estate compounds surrounding Israel Railway stations; and (2) Israel Rail Cargo Company Ltd., which will handle transportation of cargo. In addition, Israel Railways employees agreed to outsource 30% of the maintenance of portable electronic equipment. As of May 2014, the subsidiary companies had yet to begin operations.

Kibbutzim and Moshavim

Kibbutzim are collective settlements that traditionally were primarily agricultural. However, most kibbutzim now derive a majority of their revenues from manufacturing, tourism and other services. There are approximately 266 kibbutzim in Israel with approximately 140,100 inhabitants. Moshavim are cooperative settlements, most of which consist of individual owners of small farms. Moshavim derive a large percentage of their revenues from agriculture. There are approximately 443 moshavim with approximately 295,400 inhabitants. Kibbutzim and moshavim both experienced financial crises in the 1980s.

In 1988, the Government and the bank creditors of the moshavim agreed on a rescue and recovery program for the moshavim. In 1992, the Knesset approved legislation requiring the voluntary discharge of part of the moshavim’s bank debt, partial repayment of outstanding debt by the moshavim using the proceeds of certain mandatory asset sales by the moshavim, and restructuring of the remaining of the moshavim’s debt at below-market interest rates. The total outstanding amount of the moshavim’s debt subject to the 1992 legislation, as of December 31, 2013, is NIS 20.9 billion. Implementation of the 1992 legislation remains ongoing, and as of December 31, 2013, the 1992 legislation had been implemented with respect to approximately 99.73% of the individual moshavim members and 100% of the moshavim union obligors with regard to the moshavim’s debt.

In 1989 and 1999 the kibbutzim, their bank creditors and the Government signed a series of agreements targeting the establishment of a rescue and recovery program for the kibbutzim. In accordance with these agreements, an aggregate debt of NIS 15.89 billion (calculated as of December 31, 2007) was voluntarily discharged and written off by the banks, out of which NIS 6.66 billion was paid to the kibbutzim’s bank creditors by the Government. An additional NIS 13.3 billion of the kibbutzim’s outstanding bank debt was restructured and funded entirely by below-market loans extended by the Government to the kibbutzim’s creditors. As of December 31, 2013, the remaining outstanding debt of the kibbutzim amounted to NIS 0.4 million.

The Environment

Since the establishment of the Ministry of Environmental Protection (“MOEP”) in 1989, Israel has enacted many laws and regulations relating to the protection of the environment. The MOEP seeks to, among other things, (i) protect, rehabilitate, and prevent the misuse of ecosystems, natural resources, and open spaces; (ii) protect the public and the environment from pollution and nuisances; (iii) Prepare for adaptation to climate change; (iv) promote sustainable growth and the integration of sustainability in government, the private sector, and amongst the public; and (v) develop the MOEP’s ability to accomplish its mission efficiently and effectively. . The State’s environmental legislation encompasses laws for the protection of natural resources, for the abatement and prevention of environmental nuisances and for the safe treatment of certain contaminants and pollutants. Israel’s legislation also includes comprehensive laws, such as the Planning and Building Law and the Licensing of Businesses Law, which provide a framework for controlling the use of resources and promoting sustainable development. Planning authorities view environmental considerations as an integral part of the planning and licensing process and objections are frequently based on environmental issues.

Israel has ratified nearly all of the major international conventions on environmental protection and ensured that its national legislation conforms to these conventions. Israel is a party to international conventions on such subjects as climate change, trans-boundary movements of hazardous waste and chemicals, protection of the ozone layer, biological diversity, wetlands protection, international trade in endangered species and protection of the Mediterranean Sea from pollution. Israel ratified the Kyoto Protocol to the UN Framework Convention on Climate Change (the “UNFCCC”) in February 2004 and soon thereafter created a Designated National Authority (“DNA”) for the Clean Development Mechanism (“CDM”). The CDM in Israel provided investors from countries under Annex I of the Kyoto Protocol with opportunities to implement projects in a wide variety of fields, mainly during the years 2008 – 2012. By December 2013, over 60 projects had been approved by the DNA, of which around 30 were registered with the UNFCCC. Israel is expected to ratify the Stockholm Convention on Persistent Organic Pollutants by the end of 2014.

An inter-ministerial committee was established to prepare recommendations for a national plan for the mitigation of greenhouse gas (“GHG”) emissions in Israel. The committee submitted its findings to the Government and in November 2010, a national plan was approved for the reduction of GHG emissions to meet the national target, i.e., the reduction of GHG emissions by 20% by 2020 (as compared to a “business as usual” scenario).

Within the framework of the national plan, the Government allocated NIS 2.2 billion for the implementation of abatement measures in households, the industrial, commercial and municipal sectors up to the year 2020, which would be carried out by the relevant ministries. The measures include subsidies for investments targeted at the reduction of greenhouse gas emissions in the industrial, commercial and public sectors; reduction of electricity consumption in the household sector through replacement of inefficient refrigerators and air conditioners with energy-efficient models; green building projects; investment in education and information projects; subsidies for energy surveys in the industrial and commercial sectors and more. A mandatory requirement for all projects approved in the subsidies program is the submission of a verified annual emissions reduction report to the MOEP until at least 2020. In 2011 - 2012, 206 projects were approved for funding at a total budget of NIS 106 million, which are expected to result in a significant reduction in GHG emissions by 2020.

In May 2013, funding for implementation of the national plan was suspended for a period of three years. This will make it extremely difficult for Israel to meet its target of 20% reduction by 2020. The above-mentioned subsidies program that was coordinated by the MOEP and the Ministry of Economy has been frozen.

A voluntary registry for the accounting and reporting of GHG emissions was launched in July 2010. Over 45 companies and organizations have joined and 43 reported on their GHG emissions for 2013. In order to affirmatively recognize companies and organizations that joined the registry and reported their GHG emissions, an awards program has been established with certificates of recognition signed by the Minister of Environmental Protection: Level 1 award certificates to recognize reporting; Level 2 awards are presented to entities that have their reports verified by a third party; and Level 3 awards are presented to those entities that submit certified emissions reductions. The MOEP has published guidelines for conducting verifications.

An initiative was recently launched by the MOEP and the Small and Medium Enterprises Authority at the Ministry of Economy to promote sustainable business in Israel. The program offers subsidized professional advice to businesses in environmental areas and energy efficiency. This project constitutes part of a wider mechanism for professional consultation for existing and new businesses in areas such as establishing a business, management of a business, financial management, marketing and sales, operations, industrial design, exports and more. Increased awareness is expected to result in energy savings and a reduction in GHG emissions.

The MOEP is currently in early stages of establishing a national mechanism for the management of greenhouse gases, which will include a measuring, reporting and verification (MRV) system based on UNFCCC requirements. An examination of the economy-wide potential for GHG reduction policies in Israel until 2030 will be carried out in an effort to formulate recommendations for a national target.

Israel has enacted several environmental laws and regulations, including several sets of regulations on the prevention of water pollution, such as requirements for wastewater treatment plants to stabilize and treat the sludge generated for agricultural use or soil conditioning (enacted in 2004), and stringent standards for 36 different parameters to bring wastewater treatment to a level creating effluents suitable for unrestricted irrigation and discharge into rivers (enacted in 2010). Revised regulations on environmental impact assessment, which introduce environmental considerations in earlier stages of planning and decision making and incorporate sustainable development principles, came into force in September 2003. In January 2004, regulations were announced to implement the Montreal Protocol (amended in 2009), by restricting production, consumption, importation and exportation of substances that deplete or are likely to deplete the ozone layer. In August 2004, the Knesset enacted the Law for the Protection of the Coastal Environment, which acknowledges the coastal environment as a national resource that must be protected for the benefit and enjoyment of the general public and establishes principles for the sustainable management, development and use of the coastal environment. The Non-Ionizing Radiation Law, which aims to protect the public and the environment from the harmful impact of exposure to non-ionizing radiation (including radiation from cellular base stations and electricity network installations), was enacted in January 2006, with regulations coming into effect in January 2010.

The Clean Air Law came into effect in 2011, providing a framework for the reduction and prevention of air pollution by setting responsibilities and imposing obligations on the Government, local authorities and the industrial sector. The comprehensive law relates to a wide range of provisions including, among others, requirements for emission permits from major industrial polluters, publication of air quality data and forecasts, granting authority for vehicular pollution to the MOEP, formulation of a national plan for the reduction and prevention of air pollution, air pollutant monitoring and sampling, increased enforcement and stricter penalties. Air quality standards that became effective in May 2013 prevent new factories from receiving building permits if they are expected to exceed the pollution emission standards. Within two years, existing factories will also be required to meet these standards. To encourage the reduction of air pollution from vehicles, the Government imposes a vehicle sales tax that is linked to the pollution level emitted from the vehicle. The sales tax on hybrid cars was reduced from 90% in 2004 to 30% in 2005 through the end of 2014, 45% in 2015, 60% in 2016 and thereafter will be identical to regular cars, while the sales tax on electric cars was set at 8% through the end of 2013, 10% through the end of 2014 and 30% between 2015 and 2019. The sulfur content of transport fuels has been significantly reduced to 10 ppm (in accordance with Euro 5 standards). New passenger vehicles are required to comply with stringent Euro 5 standards and new heavy-duty vehicles with Euro 6 standards. All vehicles are now required to go through stricter annual air pollution checks.

Israel has been implementing extended producer responsibility (EPR) in the waste sector. Regulations on the collection of beverage containers (deposits) for recycling were enacted in 1999, and amended in 2010. The Knesset enacted the Tire Disposal and Recycling Law in January 2007, imposing the responsibility of collecting and treating used tires on the importers, manufacturers and retailers. In 2011, the Knesset enacted the Packaging Law, which imposes direct responsibility on producers and importers for collecting and recycling the packaging waste of their products. The law provides for the prohibition of landfilling of packaging waste by 2020. In March 2014, the Environmental Treatment of Electronic Equipment Law came into force. Under the new law, responsibility is imposed on manufacturers and importers of electronic products in Israel to finance the collection and treatment of their market shares worth of the waste. The goal is to reach a rate of at least 50% recycling of e-waste by 2021. The MOEP has recently drafted a proposed law that will prohibit supermarkets from giving customers plastic bags free of charge. Future regulations will prohibit the landfilling of recyclable materials, including biodegradable organic material, tires, cardboard and paper. The overall aim is 50% recycling of all types of solid waste by 2020.

In July 2007, a landfill levy was imposed on municipal waste, seeking to internalize the costs associated with landfills. An amendment came into effect in 2011, raising the landfill levy to 10 Euro per ton of mixed waste, with scheduled levy rate increases through 2015. Revenues from the levy are to be dedicated to establishing infrastructure aimed at landfill reduction. In November 2011, NIS 300 million were allocated to local authorities or private entrepreneurs for the construction or upgrading of 20 treatment/recycling facilities and sorting stations. These treatment facilities are expected to treat 2,000 tons per day of organic waste and the separation facilities are expected to treat 7,000 tons per day of mixed municipal waste. Another NIS 70 million was allocated in August 2012 for the establishment of waste to energy facilities (anaerobic digestion of organic household waste). It is anticipated that, in total, approximately NIS 600 million (about $165 million) will be invested in the construction of recycling and waste-to-energy facilities by 2015 (40% by the MOEP and 60% by entrepreneurs and local authorities). The facilities will treat some 8,000 tons of waste per day, about two-thirds of the daily quantity of municipal waste that is generated in Israel. The facilities include two phases of waste treatment:

•	Sorting of the waste into its different components in (sorting) transfer stations, with recyclables going to material recovery facilities.
•	Treatment of the organic portion of the waste (such as food remnants), constituting some 40% of the municipal waste, and its transfer to:
•	Compost facilities, where the waste will be transformed into fertilizer for agricultural uses.
•	Anaerobic digestion facilities, where the biodegradable waste will be fermented to produce biogas for the generation of electricity. The electricity produced in these facilities will be sold through the electricity grid under preferential tariffs.

Limits on pollution from industrial sources are imposed by a variety of methods, including by ambient and emissions standards. The Polluter Pays Law, 2008, increased fines and introduced administrative financial sanctions in various environmental laws. The Prevention of Land Contamination and Remediation of Contaminated Land Law passed initial review in the Knesset in August 2011. The proposed law is expected to provide a comprehensive response to the treatment of thousands of pollution sites that constitute a health and environmental hazard. The proposed law defines what constitutes contaminated land and sets forth guidelines to prevent such contamination by putting in place procedures for identifying, cleaning up and establishing financial mechanisms to deal with contaminated land, and for informing purchasers about the contamination of land. An industrial chemicals management and registration mechanism is currently under development and is expected to be operational by 2015. The process to remove the ammonia storage tank from Haifa Bay and establish a new ammonia factory in the less populated South has begun and a pre-qualification tender for participation in the process to select an appropriate plot of land upon which to build the new factory was published by the Israel Lands Authority (ILA) in January 2014.

Implementation of Integrated Pollution Prevention and Control (“IPPC”) is currently achieved through licensing under the Licensing of Businesses Law and the Clean Air Law, which requires industrial plants with the potential for significant air pollution to obtain an emission permit. IPPC implementation is underway with respect to air quality in major industrial areas and it will be gradually implemented at facilities applying for air emission permits with respect to the sectors designated in the Clean Air Law. The minerals and metals production and processing sectors as well as the food production industry and waste management activities have already submitted requests for permits. Nevertheless, an Integrated Environmental Licensing Law addressing these issues is being prepared and is expected to take effect in 2015. The law, to be based on the EU’s IPPC methodology, will affect sectors with a significant environmental impact. It will streamline existing environmental permits into one integrated permit, thus creating one unified and simplified approval procedure. A “green license” would serve as a one-stop shop for businesses that need to apply for more than one type of environmental permit; it would remove obstacles such as bureaucratic and cumbersome licensing procedures, lack of centralized information, and inadequate government support, while providing certainty to the drivers of change in the industrial sector, facilitating high environmental performance and serving as a green track to innovation.

The purpose of the Asbestos Law, which became effective in March 2011, is to prevent and minimize environmental and health hazards caused by asbestos and harmful dust. The law prohibits new uses of asbestos and requires the gradual phase out of friable asbestos in public buildings, industrial facilities and Israel Defense Forces (IDF) vehicles and equipment, in order to prevent the health hazards associated with exposure to this carcinogen.

The Freedom of Information Regulations (Public Access to Environmental Information), 2009, requires a wide range of environmental information held by public authorities to be made accessible to the public, free of charge. The regulations came into effect at the end of 2010. In March 2012, the Environmental Protection Law (Pollutant Release and Transfer-Registering and Reporting Obligation), 2012, was approved by the Knesset. The Law requires the industry to report the annual quantity of emissions of pollutants (including GHG emissions) and waste transfers from 450 facilities with the most significant environmental impact. The information for 2012 has been made publicly available on an Internet-based Pollutant Release and Transfer Register (PRTR), which became operational in December 2013.

Along with governmental and financial measures, the State has been convincing industries that pollution prevention and waste reduction are cost-effective. Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken steps to promote environmental quality and sustainable development. In May 2003, the Government decided to prepare a sustainable development strategy for the State. As of February 2009, all ministries and government companies are required to use at least 20% recycled materials in all new national projects. In October 2011, the Government approved the proposal to prepare a national green growth strategy for the years 2012 - 2020. The national plan, presented to the Government in September 2012, assesses the economic potential of a transition to a green economy and recommends measures for implementation, and is expected to add billions of NIS to the Israeli economy in addition to saving billions more, which are currently invested in combating environmental and health hazards. The recommendations relate to the following subjects:

•	Removing obstacles to green growth: mapping and removing environmentally harmful subsidies; dealing with regulatory failures.
•	Encouraging Cleantech industries: developing new industry and creating markets for green products and services; accelerating green innovation; developing the cleantech industry including professional training; Increasing Israel’s competitiveness and promotion of export.
•	Green employment.
•	Transition to sustainable industry: promotion of clean production; implementation of efficiency surveys in production, energy and water processes and in environmental industrial design for small and medium businesses; promotion of green industrial zones; increased use of eco-efficiency indicators and environmental management systems and integrating environmental legislation and licensing procedures (IPPC).
•	Transition to a more environmentally-friendly business sector.
•	Transition to green consumption, including a boost to green public procurement; green taxation of products and anti-greenwash measures.

In 2010, Israel’s Accountant General issued instructions requiring the use of recycled construction and demolition waste in Government or ministry contracts and in large-scale infrastructure bids issued by the State. In December 2009, the Government decided to require its ministries to take measures to reduce their consumption of paper, water and electricity according to set annual targets. Economic ministries, especially the Ministry of Finance and the Ministry of Industry, Trade and Labor, have taken the lead in recent years in promoting initiatives such as green taxes (imposed on private vehicles), environmental fair disclosure standards and environmental risk management. Examples of such initiatives include the Israeli Securities Authority requirement of environmental risk management and disclosure by issuers of securities (effective March 2011, public corporations must include environmental risks in their reports to the Israel Securities Authority), the Bank of Israel’s Supervisor of Banks’ issuance of guidelines to banks recommending the incorporation of environmental risks among general banking risks, the Ministry of Finance’s Regulator of Insurance and Capital’s requirement that environmental risks be assessed by investment bodies, and the Government Companies Authority’s requirement that an annual report on environmental risks be reviewed by a company’s management committee and that a periodical report on sustainability be prepared by all Government Companies. The Israel Standards Institution published a voluntary standard for green buildings, SI 5281, in 2005. In July 2011, the MOEP and the Israel Standards Institution launched a new standard, which complies with international standards, taking into account issues of energy, land use and soil, water, conservation, materials, health and wellbeing, waste, transportation and construction management.

The Government has taken several steps to decrease pollution produced by public utility providers. In November 2002, the Government called for the introduction of renewable energy into the electricity sector. Within the framework of this decision, the PUA (see “The Economy — Water and Electricity,” above) established tariffs for the production of electricity from renewable resources, based on the estimated costs of pollution prevention per ton of emissions. In addition, in 2008, the PUA introduced fees in tariffs for small scale photovoltaic solar installations. A Government decision from January 2009 set a target of 10% renewable energy use and 20% reduction in energy demand by 2020, followed by an additional decision on ways to promote renewable energy use. In 2009, the Government also set a target of 20% savings in electricity consumption by 2020. The introduction of natural gas to the electricity sector (see “The Economy — Energy,” above) is expected to have major consequences on pollution abatement from the electricity sector.

Israel’s 2010 acceptance as a member of the OECD has major ramifications for the State’s environmental protection regime, as the State continues to take steps to comply with the OECD’s decisions and recommendations, including further implementation of chemicals management, IPPC, and comprehensive waste management.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments1

Israel’s balance of payments consists of: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services), balance of primary income and balance of secondary income (current transfers); and (ii) the capital and financial accounts, which reflect borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad, as well as assets and liabilities of commercial banks.

In the latter half of the 1990s, the current account deficit steadily decreased, due mainly to an improvement in Israel’s terms of trade and a greater increase in exports than in imports. Israel’s current account transitioned into a small surplus of $1.4 billion in 2003 and has been mostly positive since. Between 2003 and 2006, the current account surplus grew gradually, reaching a record 4.7% of GDP in 2006 ($7.0 billion). In 2007, the current account surplus stood at 3.2% of GDP ($5.6 billion) and in 2008, the surplus declined to 1.4% of GDP ($3.1 billion) due to a greater increase in imports than in exports. In 2009, the current account grew to a surplus of 3.8% of GDP ($7.9 billion) as a result of a greater decrease in imports than in exports. In 2010, trade remained strong, which contributed to a high surplus in the current account of 3.1% of GDP ($7.2 billion). In 2011, due to a significant increase in imports, the current account surplus declined to 1.3% of GDP ($3.3 billion). In 2012, Israel had a slight current account surplus of 0.3% of GDP ($0.8 billion). In 2013, due to significant improvement in the trade balance and in the primary income balance, the current account surplus rose to 2.5% of GPD ($7.2 billion).

Following national security challenges and the global recession of the early 2000s, exports expanded rapidly, at a rate of 20.1% in 2004. Between 2005 and 2008, annual export growth averaged 12.2%, led by an increase in high-tech exports. The global economic crisis, coupled with the lagged effect of the appreciation of the real exchange rate in 2008, had a negative impact on exports in 2009, with exports of goods and services declining by 16.3%; the concurrent decline in imports was sharper (-24.5%), which helped maintain a high surplus despite the global crisis. In 2010 and 2011, imports of goods and services recovered and grew by 17.1% and 13.0%, respectively. Imports grew faster than exports in both 2010 and 2011 (by 21.3% and 20.6%, respectively), leading to a decrease in the current account surplus. In 2012, exports grew by 1.6%, while imports decreased by 0.3%, in each case, reflecting slower growth than in 2010 and 2011. This trend continued in 2013, as exports grew by 1.8%, while imports decreased by 1.4%.

Current transfers, which include assistance furnished by the United States, German reparations, and personal and institutional remittances, increased in 2013 by 8.5%, to $10.4 billion, following the 5.5% decrease in 2012 and 4.6% increase in 2011.

Official reserves stood at $81.8 billion at the end of 2013, an increase of 7.8% from the previous year. In March 2008, the Bank of Israel announced a two-year policy of daily purchases of foreign currency in order to increase the reserves. Official reserves increased by 48.9% in 2008 from a low level of $28.6 billion at the end of 2007, to $42.5 billion at the end of 2008. In 2009, the Bank of Israel continued its foreign currency purchases and reserves reached $60.6 billion by the end of that year, an increase of 42.6%. During 2009, the Bank of Israel terminated its scheduled purchasing policy and announced that it would intervene in the foreign exchange market in the event of unusual movements in the exchange rate that are inconsistent with underlying economic conditions, or when conditions in the foreign exchange market are disorderly. By the end of 2011, foreign currency reserves reached $74.9 billion, reflecting an increase of 5.6% from the end of the previous year. The Bank of Israel did not purchase foreign currency between the end of August 2011 and April 2013.

In May of 2013, the Bank of Israel announced its plan to resume purchasing foreign currency to counteract the adverse effects on the balance of payments of natural gas production from the Tamar reservoir, which began operating in late March 2013. Following the beginning of production from the Tamar reservoir, there were appreciation pressures on the NIS. The Bank of Israel’s intervention in the foreign exchange

1	As presented in this section, balance of payments data are calculated at current dollar amounts while foreign trade data are calculated at constant NIS prices. Due to these differences in calculation methodology, there may be inconsistency among the data presented under the subsections “Balance of Payments” and “Foreign Trade.”

market, for the first time since 2011, was intended to offset the appreciation pressure on the NIS resulting from the increased domestic production of natural gas in order to avoid the phenomenon known as “Dutch disease,” which could negatively impact Israel’s economy. The Bank of Israel purchased $2.1 billion by the end of 2013 within the framework of the plan.

In October 2013, the Bank of Israel announced that it projects that the overall effect of natural gas production on the balance of payments in 2014 will be $3.5 billion, and that it will purchase foreign currency in 2014 accordingly. The Bank of Israel also continued to purchase foreign currency under the above-mentioned program, in unannounced purchases in the second half of 2013 and in January 2014.

Israel’s external debt position (liabilities to foreigners minus assets abroad, when negative values represent surplus of assets against liabilities) has been favorable since the end of 2003. Net external debt amounted to negative $86.5 billion (-29.6% of GDP) at the end of 2013, following a negative $70.8 billion (-27.5% of GDP) at the end of 2012.

Table No. 18

Balance of Payments(1)
(In Millions of Dollars)

	2009	2010	2011	2012	2013
Current Account Receipts
Exports of goods and services	69,343	81,187	91,707	93,203	94,862
Income from abroad	5,710	6,282	7,771	7,228	8,512
Current transfers	8,675	9,689	10,132	9,601	10,419
Total current account receipts	83,728	97,157	109,610	110,032	113,793
Payments
Imports of goods and services	63,617	77,144	93,023	92,712	91,418
Income to foreigners	10,824	11,433	12,123	15,247	14,008
Current transfers	1,372	1,410	1,209	1,224	1,176
Total current account payments	75,813	89,987	106,356	109,183	106,602
Balances
Trade in goods and services	5,726	4,042	-1,317	491	3,444
Net income	-5,114	-5,151	-4,352	-8,019	-5,496
Net current transfers	7,303	8,279	8,923	8,377	9,423
Current account balance	7,915	7,170	3,255	849	7,191
Capital Account
Capital account balance	905	983	1,234	673	847
Financial Account
Investments Abroad
Direct investment	1,695	9,088	5,329	2,352	4,932
Portfolio investment	8,254	9,370	3,120	8,779	11,006
Other investments	-4,655	-243	352	-2,251	3,784
Financial derivatives	-230	-30	12	-296	-443
Change in reserves assets	16,642	11,912	4,533	-170	4,357
Total investments abroad	21,706	30,099	13,344	8,414	23,636
Investments in Israel
Direct investment	4,438	5,510	10,766	9,481	11,804
Portfolio investment	2,389	8,985	-5,796	-3,513	1,626
Other investments	3,959	3,674	2,014	-3,647	-1,222
Total investments in Israel	10,787	18,169	6,983	2,322	12,208
Net Financial Transactions
Direct investment	-2,743	3,579	-5,436	-7,129	-6,872
Portfolio investment	5,865	385	8,916	12,291	9,379
Other investments	-8,614	-3,917	-1,662	1,396	5,006
Financial derivatives	-230	-30	12	-296	-443
Change in reserves assets	16,642	11,912	4,533	170	4,357
Financial Transactions Balance	10,919	11,929	6,363	6,092	11,427
Statistical discrepancies(2)	2,098	3,776	1,874	4,570	3,390

(1)	Many of the Balance of Payments figures are based on temporary estimations and are therefore subject to significant adjustments over time.
(2)	Including unclassified financial transactions and financial transfers.
Source:	Central Bureau of Statistics.

Foreign Trade

Export growth has played a significant part in Israel’s overall economic growth and demonstrates the increasing competitiveness of the Israeli economy.

Industrial exports2 have exhibited strong growth since the burst of the dot-com bubble, increasing each year between 2006 – 2011, with the only exception being 2009, in which industrial exports were affected by the global economic crisis. Between 2006 – 2011, industrial export growth saw annual increases of 15%, 17%, 18.7%, -13%, 16.6% and 12.6%, respectively. Industrial exports decreased by 3% in 2012, only to see an increase of 5% in 2013, to $57 billion.

Between 2008 – 2011, total exports (including goods and services) saw annual increases of 15%, -16.7%, 18%, and 12.7%, respectively. Growth remained stable in 2012 at 0.1%, and saw an additional 5% increase in 2013.

Total imports (including goods and services) in 2013 stood at USD 91.5 billion, a 2% decrease from the 2012 total which stood at $93.4 billion. Industrial imports (excluding diamonds) in 2013 amounted to $71 billion, compared to $72 billion in 2012, a 1.8% decrease.

Asia is becoming increasingly important as a destination for Israeli exports as the percentage of Israeli exports to the region has grown from 16% to 22% of total exports between 2009 and 2013. The countries that contributed the most to the growth are (in order of significance): China (including Hong Kong), Vietnam, Japan, Taiwan, India, Thailand and Singapore.

In the last decade, the Government has allocated an increasing amount of resources through its different agencies to facilitating trade with countries in Asia, including negotiating an FTA with India and signing a PTA with Thailand.

Trade Liberalization

Since 1990, Israel has undertaken several unilateral steps to further enhance market liberalization. A principal feature of the Government’s trade liberalization program, which began in 1991, consists of the elimination of certain non-tariff barriers designed to protect local manufacturers (with the exception of fresh agricultural produce) and the gradual decrease of custom tariffs. In 2013, average customs duties on imports subject to customs duties were approximately 1%, down from an average of 25% or higher in 1991. This reduction in average customs duties on imports is complemented by a reform in the standardization area where most mandatory standards are replaced with international standards combined with facilitation of imports processes.

2	Israeli trade data commonly exclude diamonds. This is due to the fact that the Israeli added value in the diamonds industry is low compared to the average added value in industrial goods, as well as the high volume and prices of diamonds.

Table No. 19

Exports of Goods by Major Groups
(In Millions of Dollars, F.O.B.)

	2009	2010	2011	2012	2013
Agriculture(1)
Seasonal crops	678	715	712	674	728
Fruits	398	420	434	473	535
Other	189	231	236	227	233
Total	1,265	1,365	1,382	1,373	1,495
Industrial (excl. polished diamonds)
Mining and quarrying	122	168	214	220	212
Food, beverages and tobacco	777	860	1,041	1,057	1,080
Textiles, clothing and leather	886	917	867	805	762
Wood, furniture, cork, paper and printing	448	501	574	544	413
Chemicals and refined petroleum	6,952	9,174	11,588	10,604	12,306
Pharmaceutical products	4,691	6,626	7,291	6,845	6,318
Rubber and plastics	1,530	1,623	1,880	1,830	1,969
Basic metal products	564	968	1,069	935	746
Metal manufacturing assembly, machinery and equipment	3,745	4,196	4,897	5,069	5,108
Electronic components and computers, medical and optical equipment	10,938	11,214	11,781	11,852	12,639
Electrical equipment	965	1,182	1,258	1,449	1,263
Transport equipment	2,654	2,379	2,385	2,181	2,449
Jewelry	450	435	475	460	525
Other non-metallic mineral products	251	258	303	330	355
Miscellaneous	95	119	135	116	126
Total	35,067	40,620	45,756	44,296	46,272
Diamonds(1)	11,599	16,402	20,657	17,472	19,018
Diamonds (net)(2)
Polished	3,949	5,872	7,489	5,622	6,294
Rough	1,909	3,064	3,535	2,741	2,910
Total	5,858	8,936	11,023	8,362	9,204
Total(2)	42,191	50,948	58,165	54,032	56,971
Other goods(2)	4	1	3	3	4
Returned goods	-129	-71	-37	-63	-104
Total (net)(2)(3)	42,065	50,879	58,132	53,972	56,871

(1)	Gross exports.
(2)	Net exports equal total gross exports less goods returned to Israeli exporters.
(3)	Excludes trade with the West Bank and Gaza.
Source:	Central Bureau of Statistics.

Table No. 20

Imports of Goods by Major Groups
(In Millions of Dollars, C.I.F.)

	2009	2010	2011	2012	2013
Consumer Goods
Transportation equipment	1,025	1,281	1,339	1,174	1,543
Furniture and electrical equipment	2,596	2,928	3,468	2,913	2,995
Other	223	266	297	298	333
Durable goods (total)	3,844	4,476	5,103	4,384	4,871
Food, beverages and Medicines	1,882	2,130	2,476	2,615	2,804
Clothing and footwear	1,245	1,408	1,675	1,759	1,889
Household utensils	530	632	683	644	705
Other	932	1,092	1,223	1,137	1,228
Non-durable goods (total)	4,589	5,261	6,057	6,155	6,636
Total	8,432	9,737	11,160	10,540	11,507
Production Inputs (excl. diamonds)
Agriculture	504	676	892	959	1,002
Raw food products	1,847	2,135	2,625	2,368	2,367
Fabrics	595	691	709	663	651
Wood and related products	399	501	547	509	593
Chemical products	3,297	3,914	4,564	5,104	4,642
Rubber and plastics	1,550	2,027	2,390	2,346	2,410
Paper-making material	656	834	877	764	776
Iron and steel	1,345	1,803	2,461	2,177	2,127
Precious metals	134	164	168	146	157
Non-ferrous metals	557	777	924	803	850
Machines and electronics	6,560	7,889	9,192	9,976	9,842
Other industries	1,291	1,578	1,874	1,941	1,940
Fuels	8,082	10,456	13,650	16,090	14,560
Total	26,817	33,444	40,873	43,847	41,917
Diamonds (net)	5,025	7,999	10,157	7,552	8,270
Investment Goods
Machinery and equipment	4,280	4,486	7,268	6,903	5,726
Transport vehicles(1)	2,246	2,822	3,296	3,058	3,154
Ships and aircraft	233	272	102	488	614
Total	6,759	7,580	10,667	10,449	9,493
Other goods	41	47	63	60	69
Returned goods	-146	-102	-173	-177	-154
Total (net)(2)(3)	46,927	58,705	72,747	72,270	71,102

(1)	Net imports equal total gross imports less goods returned to the suppliers.
(2)	Excludes trade with the West Bank and Gaza.

Note: Due to changes in classification, there are updates to figures reported in previous years.

Source:	Central Bureau of Statistics.

Table No. 21

Exports of Goods by Region
(In Millions of Dollars, F.O.B., Except Percentages)(1)

	2009		2010		2011		2012		2013
Americas	19,070	39.8%	21,599	37.0%	22,694	33.5%	20,985	33.2%	20,821	31.2%
USA	16,774	35.0%	18,488	31.7%	19,432	28.7%	17,562	27.8%	17,492	26.2%
Other America	2,296	4.8%	3,111	5.3%	3,262	4.8%	3,423	5.4%	3,329	5.0%
Europe	15,373	32.1%	18,856	32.3%	23,545	34.7%	21444	34.0%	24,020	36.0%
EU	12,390	25.8%	15,348	26.3%	18,772	27.7%	17,129	27.1%	18,286	27.4%
EFTA	1,007	2.1%	1,114	1.9%	1,514	2.2%	1,222	1.9%	1,451	2.2%
Other Europe	1,977	4.1%	2,394	4.1%	3,260	4.8%	3,092	4.9%	4,283	6.4%
Asia	9,521	19.9%	13,808	23.6%	16,459	24.3%	15,888	25.2%	16,726	25.0%
Africa	1,086	2.3%	1452	2.5%	1,842	2.7%	1,548	2.5%	1,495	2.2%
Oceania	497	1.0%	576	1.0%	654	1.0%	738	1.2%	650	1.0%
Other	2,389	5.0%	2,125	3.6%	2,608	3.8%	2,543	4.0%	3,077	6.4%
Total	47,936	100.0%	58,416	100.0%	67,802	100.0%	63,145	100.0%	66,788	100.0%

(1)	Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).
Source:	Central Bureau of Statistics.

Table No. 22

Imports of Goods by Region
(In Millions of Dollars, C.I.F., Except Percentages)(1)

	2009		2010		2011		2012		2013
Americas	6,820	14.4%	7,955	13.4%	10,147	13.8%	10,737	14.7%	9,618	13.4%
USA	5,849	12.3%	6,701	11.3%	8,707	11.8%	9399	12.9%	8,153	11.3%
Other America	971	2.0%	1,254	2.1%	1,440	2.0%	1,338	1.8%	1,465	2.0%
Europe	22,857	48.3%	26,504	44.8%	32,986	44.9%	32,523	44.5%	32,508	45.2%
EU	17,492	36.9%	20,409	34.5%	25,434	34.6%	25,123	34.4%	24,414	33.9%
EFTA	3,354	7.1%	3,347	5.7%	4,101	5.6%	4,170	5.7%	4,532	6.3%
Other Europe	2,012	4.2%	2,747	4.6%	3,452	4.7%	3,230	4.4%	3,561	4.9%
Asia	10,082	21.3%	13,327	22.5%	16,318	22.2%	15,151	20.7%	15,160	21.1%
Africa	566	1.2%	567	1.0%	395	0.5%	336	0.5%	292	0.4%
Oceania	192	0.4%	144	0.2%	165	0.2%	142	0.2%	123	0.2%
Other	6,851	14.5%	10,703	18.1%	13,525	18.4%	14,234	19.5%	14,301	19.9%
Total	47,368	100%	59,200	100.0%	73,504	100.0%	73,121	100.0%	72,000	100.0%

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).
Source:	Central Bureau of Statistics.

Table No. 23

Merchandise Trade Indices
(Base Year: 2011 = 100)

	2009	2010	2011	2012	2013
Indices of Physical Volume
Exports	77.9	92.9	100.0	90.6	79.6
Imports	78.6	91.3	100.0	101.6	101.0
Indices of Prices
Exports(1)(2)	90.9	92.9	100.0	102.8	104.9
Imports(1)(2)	81.7	87.2	100.0	97.4	96.2
Terms of Trade	110.6	106.4	100.0	105.6	109.0

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).
(2)	Excluding ships and aircraft.

Sources:  Ministry of Finance (based on data from Central Bureau of Statistics).

Anti-Money Laundering Law

In August 2000, the Knesset enacted the Prohibition on Money Laundering Law (the “PMLL”), which established the Israel Money Laundering Prohibition Authority (“IMPA”). The PMLL, which came into effect in January 2002, makes money laundering a criminal offense in Israel punishable by imprisonment and large fines. The PMLL requires various financial institutions (including banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services and the postal bank) to identify their clients before performing a financial transaction, to report certain financial transactions to the IMPA and to maintain records of such transactions. The IMPA is charged with, among others things, collecting, processing and disseminating reports of money laundering to the proper authorities.

Effective May 2002, the PMLL requires two types of reports: (1) reports on transactions above a certain amount and of a certain type (i.e., currency transaction reports — “CTRs”) and (2) reports on unusual activities (i.e., unusual activity reports — “UARs”). In 2013, the IMPA received approximately 1,534,862 CTRs and approximately 49,798 UARs. The 2013 reports have resulted in several files being disseminated to the Israeli police and to the Israel Security Agency, as well as several referrals to foreign financial intelligence units. The Israeli police have initiated numerous money-laundering and terror financing investigations, which have led to several indictments.

In 2006, the Committee of Ministers of the Council of Europe accepted Israel as an “active observer” participating in the anti-money laundering/countering the financing of terrorism (“AML/CFT”) evaluation process by the Council’s Committee of Experts on the Evaluation of Anti-Money Laundering Measures and the Financing of Terrorism (“Moneyval”). In 2013, Israel received voting rights in Moneyval, a regional body that conducts mutual evaluations of its members in accordance with the AML/CFT methodology of the Financial Action Task Force (“FATF”). In 2007, Moneyval conducted a third round evaluation of Israel’s AML/CFT regime based on the Forty Recommendations (2003) and the Nine Special Recommendations on Terrorist Financing (2001) of the FATF. In accordance with Moneyval’s procedural rules, Israel was additionally evaluated against the two Directives of the European Commission (91/308/EEC and 2001/97/EC). The resulting evaluation report found Israel’s AML/CFT system to be overall sustainable, though some gaps were identified including with respect to the effectiveness of the confiscation regime. The report noted that IMPA performs in an organized and professional manner resulting in a quality output and that Israeli law enforcement units are organized and have the appropriate resources and abilities to conduct effective investigations. The report further noted that the legal and organizational framework of the Israeli border control is comprehensive, with the Israeli customs adequately targeting asset detection and supporting the

AML/CFT law enforcement efforts. In 2009, Moneyval adopted Israel’s first year progress report, demonstrating international recognition of Israel’s AML/CFT enforcement efforts and its compliance with international standards.

In December 2011, Moneyval adopted Israel’s second progress report, noting considerable progress in remedying certain previously identified deficiencies. In November 2011, Israel hosted Moneyval’s annual typologies meeting, which focused on trade based money laundering in cash intensive economies, postponement of financial transactions and monitoring of bank accounts.

During 2013, Moneyval conducted its fourth round evaluation of Israel. The Mutual Evaluation Report was adopted by Moneyval’s plenary on December 12, 2013. As noted in the Mutual Evaluation Report, Israel has taken significant steps to remedy the deficiencies identified in the third round. The report specifies that Israel has undergone a cultural change in recent years with regard to combating money laundering and that appropriate measures to prevent and combat AML/CFT were taken as a high priority by all law enforcement agencies. Nevertheless, there are a number of legislative amendments related to designated non-financial businesses and professions and currency service providers that have to be approved by the Knesset to bring them into force and effect. Although Israel’s follow-up report should be submitted in December 2015, Moneyval’s plenary decided that Israel should report back to the plenary in December 2014 on the progress made with regard to those legislative amendments.

Compliance with AML/CFT requirements does not lie with any single authority in Israel. All national agencies active in the AML/CFT areas cooperate with each other, exchange information and conduct joint investigations. Emblematic of this shared responsibility is the establishment of an Intelligence Fusion Center, a joint intelligence body bringing together individuals with different professional backgrounds, such as intellectual property experts, and officials from the Tax Authority and the IMPA. The respective licensing and supervising authorities of financial institutions are responsible for AML/CFT compliance as a matter of prudential supervision. Licensing procedures in the financial market are broadly in line with the relevant EU legislation and FATF Recommendations, as are the arrangements for AML supervision for banking corporations, portfolio managers, insurers, currency service providers, the postal bank and stock exchange members.

The PMLL is in the process of being amended, partially in response to Moneyval recommendations, with several amendments pending in different stages of legislative review. Amendment No. 7, which was approved by the Knesset on May 7, 2012, contemplates expanding the applicability of the PMLL to the precious stones sector, broadening IMPA’s information dissemination capabilities, and amending the sanction provisions of the PMLL. Amendment No. 10 (which was approved in December 2011 in Knesset committee review) contemplates expanding the scope of property that is covered by the law to all negotiable instruments and canceling certain existing exemptions. In addition, the Prohibition on Terror Financing Law was amended in July 2012. The amendment improved the domestic declaration mechanism with respect to terrorists and terrorist organizations outside of Israel as determined by the United Nations Security Council. Furthermore, the amendment made it easier for the State to declare a person a terrorist irrespective of whether such person’s affiliated organization has been identified as a terrorist organization under domestic legislation.

Additional amendments to the PMLL and related legislative efforts that are pending include: expanding the scope of the AML/CFT regime to cover designated non-financial businesses and professions; reducing the threshold amount that triggers a cross border reporting obligation, to NIS 50,000; adopting a confiscation regime, modeled on the United Kingdom’s Proceeds of Crime Act 2002, with “criminal lifestyle” and civil recovery provisions; and a bill providing authorities with improved criminal and administrative measures to prevent the activities and financing of terrorist organizations.

Additionally, certain administrative orders relating to AML/CFT have been amended or are pending in different stages of the amendment process: the orders that buttress AML/CFT obligations of the postal bank, the TASE members, portfolio managers and banking corporations were amended in response to Moneyval’s recommendations and to ensure compliance with international standards; the amendments for the orders concerning insurers and insurance agents, provident funds and companies managing a provident fund, and providers of currency services were drafted and are in the process of being approved by Knesset committee review.

Foreign Exchange Controls and International Reserves

In recent years, net external assets (external assets minus external debt) have increased dramatically, reaching a record level of $86.5 billion at the end of 2013. Foreign currency reserves grew from $29 billion at the end of 2006 to $81.8 billion at the end of 2013.

All activities and transactions in foreign currency between resident individuals, businesses and nonresidents have been permitted since January 2003.

The Bank of Israel and the Ministry of Finance took several measures in 2011 to facilitate the achievement of monetary and foreign exchange policy goals, which include increasing transparency and investor confidence, improving analytical abilities with respect to transactions in the foreign exchange market, and reducing short-term investments by foreign investors. These measures include:

•	Starting January 2011, pursuant to an amendment to the Liquidity Directives published by the Bank of Israel, banking corporations in Israel must meet a 10% reserve requirement for foreign exchange swap transactions and shekel-based forward contracts entered into by non-residents.
•	Starting November 2011, the tax exemption for foreign residents on interest income on Makam and short-term government bonds with maturities of less than one year was cancelled.
•	Starting July 2011, the tax exemption for foreign residents on capital gains from Makam and short-term government bonds with maturities of less than one year was cancelled.
•	Starting July 2011, Israeli residents and non-residents are required to report on intraday transactions in foreign exchange swaps and forward contracts totaling $10 million or more per day. Reporting persons or entities must provide details regarding these transactions and holdings in these assets, as well as in NIS/USD options. Non-residents are required to report on intraday transactions in Makam and short-term government bond transactions totaling NIS10 million or more per day. Non-residents are also required to provide details regarding these transactions and holdings in these assets. Reporting is required by Israeli residents and non-residents who are not financial intermediaries and by financial intermediaries acting on behalf of others or on behalf of themselves.

Table No. 24

External Assets and Liabilities (Debt Instruments)
(In Millions of Dollars)

	2009	2010	2011	2012	2013
External Debt
Public sector	31,229	40,295	36,083	31,250	29,762
Private sector	34,475	37,687	38,782	40,262	41,870
Banking system	27,754	29,859	30,449	25,458	24,002
Total	93,458	107,841	105,314	96,970	95,634
External Assets
Public sector	61,247	71,362	75,314	76,323	83,434
Private sector	61,501	75,162	71,337	68,845	73,738
Banking system	24,308	21,640	21,029	22,541	24,983
Total	147,056	168,164	167,680	167,709	182,155
Net External Debt	-53,599	-60,323	-62,366	-70,739	-86,521

Source:	Bank of Israel.

Table No. 25

Foreign Currency Reserves at the Bank of Israel
(Annual Average, Millions of Dollars)(1)

2009	2010	2011	2012	2013
59,091	69,265	73,052	74,000	76,896

(1)	Excludes the Allocation of Special Drawing Rights (SDRs) by the IMF to member countries, and the balance of the Israel’s reserve tranche in the IMF.
Source:	Bank of Israel.

Foreign Exchange Rates

Until May 2007, the NIS referenced a basket of major currencies, which included the U.S. dollar, British Pound, Japanese Yen and Euro, approximating the composition of Israel’s external trade. The composition of the currency basket and the number of units of each currency comprising the basket were last updated in May 2006. At that time, the currencies’ weights were 65.7% U.S. dollar, 22.9% Euro, 5.7% British Pound and 5.7% Japanese Yen.

In December 1991, the Bank of Israel introduced the “diagonal band” or “crawling peg system” to reduce business sector uncertainty and speculative cycles that had caused sharp capital movements under prior exchange rate systems. Under this system, the slope of the band was adjusted on a daily basis on a gradual, constant and predetermined path. In June 2005, the exchange rate band was abolished. Consequently, the Bank of Israel discontinued the use of the currency basket as a tool for monitoring or analysis and, as of May 2007, ceased calculating and publishing the currency basket exchange rate. The current exchange rate policy permits unrestrained fluctuations of the shekel against other currencies. However, the Bank of Israel reserves the right to intervene in foreign currency markets in certain events.

The Bank of Israel Law, Section 4(3), stipulates that a function of the Bank of Israel is to support the orderly activity of the foreign currency market in Israel. Prior to February 1996, the Bank of Israel intervened in foreign currency markets to maintain the exchange rate near the midpoint of the band. In February 1996, the policy shifted and the Bank of Israel was permitted to intervene only if necessary to prevent the rate from moving outside the band. From June 1997 through March 2008, the Bank of Israel did not intervene in the foreign currency market, with the exception of six days near the end of 1997. On March 13 and 14, 2008, for the first time in over a decade, the Bank of Israel intervened in the foreign exchange market, in light of unusual appreciation of the shekel during those two days.

On March 24, 2008, the Bank of Israel announced a plan to increase Israel’s foreign currency reserves by $10 billion over the next two years by buying an average of $25 million in foreign currency per day, which was subsequently increased to $100 million per day from July 2008 until August 2009.

In August 2009, the Bank of Israel announced that it would act in the foreign exchange market in the event of unusual movements in the exchange rate or abnormalities in the foreign exchange market that do not reflect economic fundamentals (see “The Financial System — Bank of Israel,” below).

From August 2011 through March 2013, the Bank of Israel did not intervene in the foreign exchange market. In April 2013, the Bank of Israel intervened again in the foreign exchange market, keeping with the foreign exchange policy announced in August 2009. In May 2013, the Monetary Committee of the Bank of Israel announced a multiyear foreign exchange purchase plan which aims to offset the effect of the natural gas production on the exchange rate. Under this plan, beginning in 2013, and in following years, the Bank of Israel will purchase foreign currency in line with the Bank of Israel’s assessment of the effect of natural gas production on the balance of payments. During 2013, the Bank of Israel purchased a total of $2.1 million as part of this plan. In October 2013, the Bank of Israel announced it will purchase $3.5 billion in 2014 to offset the effect of natural gas production on the exchange rate.

Foreign Investments

The volume of direct investments in Israel by foreigners totaled $11.8 billion in 2013, compared with an average of $9.5 billion during 2012. Most of the direct investments in 2013 were investments in the high-tech sector. The volume of investments by foreigners in securities of Israeli companies has been rather low in recent years. From 2009 to 2013, investments by foreigners in Israeli companies listed on the TASE and foreign stock exchanges (including dual-listed shares) totaled about $2.7 billion — significantly less than the volume of corresponding overseas investments by Israelis, which totaled $34 billion during the same period. Financial liberalization in Israel led to simultaneous increases in overseas investments by Israelis and investments by overseas residents in Israel, but as of the date hereof, little foreign investment in Israel is being directed to the stock exchange in Israel.

Table No. 26

Nonresident Investment in Israel and Resident Investment Abroad
(Net Transactions, In Millions of Dollars)

	Years
	2009	2010	2011	2012	2013
Nonresident investment	10,787	18,19	6,983	2,322	12,209
By investment type
Direct investment	4,438	5,510	10,766	9,481	11,804
Portfolio investment	2,389	8,985	-5,796	-3,512	1,626
Other investment	3,959	3,674	2,014	-3,647	-1,222
Resident investment abroad	21,706	30,099	13,347	8,414	23,636
By investment type
Direct investment	1,695	9,088	5,329	2,352	4,932
Portfolio investment	8,254	9,370	3,120	8,779	11,006
Other investment	-4,655	-243	352	-2,251	3,784
Reserve assets	16,642	11,912	4,533	-170	4,357
Financial derivatives	-230	-30	12	-296	-443
Net financial account	-10,919	-11,929	-6,636	-6,092	-11,427

Source:	Central Bureau of Statistics.

Table No. 27

Average Exchange Rates
(NIS per Currency Unit)

	2009	2010	2011	2012	2013
Currency
U.S. dollar	NIS 3.933	NIS 3.733	NIS 3.578	NIS 3.856	NIS 3.611
British pound sterling	6.139	5.771	5.736	6.111	5.650
Euro	5.469	4.953	4.978	4.955	4.797
Japanese yen (per 100 yen)	4.205	4.259	4.492	4.835	3.708

Source:	Bank of Israel.

THE FINANCIAL SYSTEM

Bank of Israel

The Bank of Israel, established in 1954, is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supports the orderly activity of the foreign currency market in Israel, regulates the Israeli payment and clearing systems, supervises and regulates Israel’s banking system and issues bank notes and coins. The Governor of the Bank of Israel acts as an economic advisor to the Government. After a lengthy search following the resignation of Professor Stanley Fischer as Governor of the Bank of Israel in June 2013, Prime Minister Benjamin Netanyahu and Finance Minister Yair Lapid announced in October of the same year their decision to appoint Dr. Karnit Flug, Deputy Governor of the Bank of Israel to succeed Governor Fischer. Dr. Flug’s appointment was confirmed by the Government in November. Under Israeli law, the Governor of the Bank of Israel is appointed by the President of the State after receiving the recommendation of the Government.

In March 2010, the Knesset enacted a new Bank of Israel Law, which came into effect on June 1, 2010. According to the law, the central objective of the Bank of Israel is to maintain price stability. The range of price stability is determined by the Government, in consultation with the Governor of the Bank of Israel. Since 2003, the Government’s target range for inflation has been 1% – 3% per annum.

Additional objectives of the Bank of Israel are to support the stability and orderly activity of the Israeli financial system and to support other objectives of the Government’s economic policy, especially growth, employment and reducing social gaps, provided that the support does not prejudice the attainment of price stability over the course of time (the Bank of Israel operates a flexible inflation targeting policy that allows temporary deviations from the target range, but it is designed to ensure that inflation returns to the target range within two years at most).

The Bank of Israel is autonomous in choosing its actions, including determining its policy tools and their use. To attain its objectives and discharge its functions, the Bank of Israel may issue its own securities; perform, on the stock exchange or in another regulated market or off-market, an action or transaction of any kind that is customary in the capital, money, and foreign currency markets, including in the derivatives market, all of which apply to securities, currency, gold, or any other asset or instrument as are customary in such markets (provided the purchase or sale of Government debentures whose maturity date exceeds thirteen months from the purchase or sale date, as the case may be, with the exception of repurchase transactions in such debentures, shall be executed in consultation with the Minister of Finance and in such manner that does not materially prejudice the ability to raise local debt to finance the Government’s activity); receive deposits from banking corporations; grant credit to banking corporations; under exceptional circumstances, grant credit to financial entities that are not banking corporations; and take any other action the Bank of Israel deems necessary.

As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance budget deficits or to lend money to the Government to finance its expenditures, including via direct purchase of Government debentures at issuance, except for temporary advances to bridge a gap in the Government’s cash flow in executing its budget (provided that the outstanding amount of such temporary advances at any time does not exceed NIS 10 billion, and will not be extended for more than 150 days per year); the amount of such permissible temporary advances is updated on January 1 of each year, most recently on January 1, 2014, based on year-over-year changes in the CPI.

The Bank of Israel is the sole banker of the Government in its banking activity in Israeli currency. The Government may, however, obtain certain services (as agreed in a memorandum of understanding dated March 9, 2010 between the Government and the Bank of Israel) from others, provided this is done only in order to manage the Government’s debt and fiscal activity. The Bank of Israel is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves are held in debt securities issued by foreign sovereign issuers. As of October 2011, monetary policy and decisions on actions required to achieve the Bank of Israel’s objectives are determined by the Monetary Committee of the Bank of Israel. The Bank of Israel Law, 2010, mandates the establishment of the committee. The Monetary Committee is composed of three members representing the Bank of Israel (the Governor of the Bank of Israel, as chairperson, the Deputy Governor, and a member of the Bank of Israel staff who is appointed by the Governor) and three members representing the public, all of whom are appointed by the Government.

An administrative council, whose duties are to supervise the orderly and efficient management of the Bank of Israel, was also appointed in late 2011. The administrative council is composed of the Governor, the Deputy Governor, and five members appointed by the Government as representatives of the public. The Government also appoints one of the public representatives as the chairperson of the council.

Monetary Policy

The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks, sales of Makam and a discount window facility. Auctions for interest-bearing deposits are currently the main tools for implementing monetary policy and are similar to reverse repurchase agreements. The interest rates received by the banks are determined in such auctions. Maturities are overnight or one week. In the past, the Bank of Israel injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements.

The auction of overnight funds and deposits of various maturities and the rates of interest determined in connection therewith are the key determinants of short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows, to and from the monetary base, of governmental activities and foreign exchange market intervention. Through the discount window, Israeli banks can obtain, at any time during the day, overnight loans to fill temporary funding needs (against suitable collateral) at a premium above the key policy rate or deposit excess funds at a rate below the key policy rate.

The Bank of Israel may absorb liquidity by selling Makam, formally a liability of the Government but issued by the Bank of Israel for monetary purposes. Unlike Bank of Israel’s other monetary instruments, these securities are traded in the secondary market and are accessible to all of the investing public. Since the mid-1990s, the Bank of Israel has gradually expanded the use of Makam issues as a monetary instrument to absorb excess liquidity in the banking system. The Makam market has advanced in recent years in a manner that enabled the Bank of Israel, since March 2007, to also actively increase liquidity in the banking system by reducing the issuance of Makam.

At the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At that time, Israel was one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy as a tool in reducing inflation. Inflation targeting was implemented with some doubt in its first three years (through 1994), but, when actual inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures in order to prevent inflation from reverting to its pre-1992 levels.

The Bank of Israel’s tight monetary policy since the fourth quarter of 1994 has been a key factor in attaining the current stable inflation rates. This monetary policy has been part of a three-pronged approach to macroeconomic policy that is designed to facilitate stable economic growth over the long run by promoting monetary and financial stability and by providing a favorable business environment. The other two key features are fiscal restraint and structural reform, with the latter geared towards spurring economic growth from the supply side.

From mid-1997 through the end of 2001, the annual rate of inflation decreased significantly to the low single digit area, with the exception of late 1998 when an international financial crisis led to a significant depreciation of the NIS and a significant one-time increase in price level. A significant depreciation and an increase in price levels also took place in early 2002. In August 2000, the Government set inflation targets for future years. For 2001, the target was 2.5% – 3.5%, for 2002, 2% – 3%, and since 2003, it has been set at 1% – 3%, a level of measured inflation that is defined as “price stability.” These targets are consistent with the explicit or implicit inflation targets of nearly all other developed countries.

The end-of-year inflation rate since 2003 (when the inflation target was set at 1% – 3%) averaged 1.9%, at the middle of the target range. However, throughout this period inflation fluctuated, in some years significantly, above and below the target range. In the last four years, December over December inflation has been within the target range: 2.7% in 2010, 2.2% in 2011, 1.6% in 2012 and 1.8% in 2013.

The focus of macroeconomic policy on financial stability during past years paid off handsomely during the 1999 – 2001 global recession and, even more so, during the 2008 financial crisis and the subsequent global economic downturn, as most financial indicators suggest a degree of stability despite the very significant shocks that hit the economy during those periods.

In spite of the moderation in economic activity, as of December 31, 2013, unemployment was at its lowest level in the past three decades and the Bank of Israel forecast for growth was 3.5% for 2013 and 0.3% for 2014.

Monetary policy between 1997 and 2008 emphasized the inflation-targeting regime, with exchange rate policy effectively having evolved to a free float policy. Until June 1997, the parameters of the upwardly sloping exchange rate band were such that the Bank of Israel was required to frequently intervene in the foreign exchange market to prevent appreciation. Continued intervention was viewed as untenable, and the band was widened considerably with provisions enacted for further gradual widening. These measures effectively removed the exchange rate constraints on monetary policy, and the Bank of Israel was able to adjust its key interest rate to meet the inflation target without having to intervene in the foreign exchange market. The perception of risk in the foreign exchange market is primarily centered on small, day-to-day fluctuations rather than the larger, less frequent undulations typical of a more tightly managed exchange rate regime. This perception is amenable to creating a more stable financial system. It appears that the policy measures undertaken since 1997 have sent a signal to the public about the policymakers’ resolve to reduce inflation to levels similar to those in other developed countries.

In June 2005, the NIS/currency exchange rate band was officially abolished by a joint resolution of the Prime Minister’s Office, the Ministry of Finance and the Bank of Israel. Consequently, the Bank of Israel discontinued the use of the currency basket as a tool for monitoring or analysis and, as of May 2007, ceased calculating and publishing the currency basket exchange rate. In effect, from mid-1997 through March 2008, with the exception of a few days at the beginning of 1998, the Bank of Israel did not exercise its authority to intervene directly in foreign currency trading. Thus, in effect, the exchange rate has floated freely since 1998. This was changed in 2008, when the Bank of Israel started implementing a plan to increase its foreign exchange reserves by direct purchases in the foreign currency market. As of May 2013, the Bank of Israel resumed its direct purchases in the foreign currency market in connection with the effects of production from the newly-operating Tamar reservoir.

Since 2008, monetary policy has been conducted against the backdrop of the global financial crisis, which began in the summer of 2007 and worsened during 2008. Until September 2008, domestic economic activity was robust although expectations of a recession were spawned by concerns over the worsening of the financial situation abroad, mainly in the United States. This led to a preemptive reduction of the interest rate at the beginning of 2008; however, as expectations for deterioration of the Israeli economy did not materialize and inflationary pressures increased, during the third quarter of 2008 the Bank of Israel raised the monetary interest rate back to its previous level of 4.25%. In addition, the Bank of Israel started implementing a plan to increase its foreign exchange reserves by direct purchases in the foreign currency market. Starting in September 2008, in view of the escalating global crisis and growing signs of a major downturn in real activity, all the considerations employed in interest rate decisions supported sharp reductions in the rate, which was cut to 2.5% at the end of that year.

The rate cuts continued at the beginning of 2009, lowering the interest rate to a historical low of 0.5% in April 2009. As the rate approached zero, additional policy tools were required to help the economy cope with the adverse effects of the global financial crisis. Thus, the Bank of Israel extended its foreign-currency purchases program, and also announced in February 2009 that it would start operating in the secondary market of local treasury bonds, so as to directly influence long term interest rates. The Bank of Israel also announced a number of operational measures designed to increase the liquidity of the financial system.

In the second half of 2009, the monetary expansion had to be adjusted to conform to the improvements in the economic conditions and the rise in the inflation environment, while continuing to help the economy recover from the crisis, at a time when central bank interest rates worldwide remained low. In August 2009, the Bank of Israel began to gradually curtail its exceptional monetary expansion. Bond purchases ceased to be carried out as planned; the policy of intervention in the foreign currency market was changed from fixed purchases to case-specific intervention, e.g., in response to unusual exchange rate movements that failed to reflect fundamental economic conditions, or disorderly conditions that prevailed in the foreign exchange market. By the end of 2009, with growing indications of improvement in the economic environment, the Bank of Israel raised the interest rate to 1%. Monetary policy in 2010 was conducted against the backdrop of the Israeli economy’s recovery from the global economic crisis alongside the relatively slow recovery of leading developed countries. The Bank of Israel raised the interest rate to 2% in December 2010, continuing the gradual upward trend that began in September 2009. The Bank of Israel raised the interest rate from its low level during the crisis in light of the economy’s recovery, which was accompanied by a marked improvement in the labor market, anticipation of an inflation rate near the upper limit of the inflation target range, and a rapid rise in asset prices, particularly house prices, together with the expansion of mortgage loans. The persistence of the slack economic situation in the United States and Europe, their remarkably low interest rates, and the trend of local currency appreciation in Israel served to moderate the rise in the domestic interest rate.

The effective exchange rate of the shekel appreciated by 7% in 2010 (in both nominal and real terms). Pressure for real appreciation resulted from the surplus in the current account of the balance of payments, and there was also pressure for appreciation from interest rate differentials between Israel and the leading economies, which attracted short-term capital inflows into the economy. In view of the pressures for excess appreciation, and against the backdrop of the risks to growth resulting from the slow recovery worldwide, the Bank of Israel continued its discretionary purchases of foreign currency in the market thereby supporting economic growth and employment. In view of the rise in short-term capital inflows, the Bank of Israel and the Ministry of Finance took a number of steps to reduce short-term investments by foreign investors, including, starting in January 2011, requiring banking corporations in Israel to meet a 10% reserve requirement for foreign exchange swap transactions and shekel-based forward contracts entered into by non-residents. In addition, the Ministry of Finance cancelled a tax exemption previously granted to foreign investors on capital gains from Makam and short-term government bonds. To improve its ability to analyze transactions in the foreign exchange market and to increase transparency and investor confidence, the Bank of Israel imposed reporting obligations on Israeli residents and non-residents undertaking transactions in foreign exchange swaps and forwards exceeding $10 million per day, and non-residents undertaking transactions in Makam and short-term government bonds exceeding NIS 10 million per day.

In view of the risks embodied in the rapid rise in house prices and the expansion of housing credit, the Bank of Israel implemented macro-prudential measures, with regards to banks’ mortgage loans, in order to support financial stability. These measures included: Redefining housing credit extended to organized consumer purchasing groups as credit extended to the construction industry instead of households’ mortgages, requiring banks to meet stricter credit standards; increasing the capital provision requirement against high loan-to-value mortgages; requiring the re-examination of risk management in the housing credit portfolio; demanding a higher capital provision against floating-interest loans; in 2011, limiting mortgages at variable rates of interest to one third of the total housing loan granted to a borrower; and in 2012, limiting loan to value ratio of mortgages.

During 2011, there was a change in the course of economic activity, inflation and monetary policy in Israel. During the first half of 2011, the Bank of Israel raised the interest rate from 2% to 3.25%, in continuation of the trend from 2010, as inflation peaked at 4.3%, beyond the upper limit of the inflation target range, alongside strong economic growth. However, beginning in the second half of 2011 and throughout 2012, economic activity began to slow, inflation moderated and concerns grew that the escalation of the sovereign debt crisis in Europe may adversely affect the Israeli economy. This slowing of economic activity is in comparison with the period between mid-2009 and mid-2010, i.e., a historical comparison; by international comparison, however, Israeli growth has consistently exceeded the rate of the major advanced economies since the onset of the financial crisis and even before the crisis. Against this backdrop, the spreads of credit default swaps on Israel’s sovereign debt rose, the current account surplus turned into a deficit, and the upward pressures of the NIS stagnated. In light of these developments, the Bank of Israel repeatedly reduced its key interest rate by 0.25 percentage points each time; beginning in September 2011, from a level of 3.25%, the key policy rate was reduced to 1.75% by January 2013 and maintained at that level until mid-May of 2013.

During the first half of 2013, economic activity remained sluggish and inflation remained in the lower part of the target range. In April 2013, local production of natural gas from the Tamar reservoir began. From January through May of 2013, the effective exchange rate of the shekel appreciated by about 5%, raising some concern about the profitability of exports. Accordingly, on May 13, 2013, the Bank of Israel announced a further reduction of its key policy rate to 1.5% and, in addition, it introduced its plan to commence a program of foreign currency purchases intended to offset the reduction in demand for foreign exchange resulting from the substitution of imported fuel made possible by the local gas production. According to the plan, the Bank of Israel will purchase foreign currency in an amount commensurate with its assessment of the effect of the natural gas production on the balance of payments, approximately $2.1 billion in 2013. The Bank of Israel intends to continue such foreign currency purchases until Israel’s sovereign wealth fund becomes operational, which is anticipated in 2018 (subject to legislative review by the Knesset).

Near the end of May 2013, the Bank of Israel announced that it would further reduce the interest rate by 0.25 percentage points, to 1.25%, effective June 2013. The measures undertaken in May 2013 succeeded in slowing the rapid appreciation of the shekel.

During the second half of 2013, the primary macroeconomic developments remained consistent with the first half. Economic growth remained sluggish during this period, as both actual inflation and expected inflation for the subsequent 12 month period remained within the lower half of the price stability target range, and volatility increased somewhat in financial markets due to a number of factors including wavering assessments of the U.S. Federal Reserve’s “tapering” policy, a relatively brief escalation of civil unrest in Syria in August – September affecting the geopolitical climate in Israel and continued uncertainty about the pace of emergence from the world-wide economic and financial crisis. Based on ongoing assessments of incoming data, the Bank of Israel further reduced its key policy rate to 1% in October 2013 (and to 0.75% in March 2014); the Bank also intervened intermittently in the foreign currency market to slow the pace of continuing shekel appreciation.

In spite of the moderation in economic activity, unemployment was at its lowest level in the past three decades, averaging 6.2% during 2013. As of December 2013, the Bank of Israel forecasted GDP growth of 3.5% in 2013 and 3.3% in 2014, with gas revenues from the Tamar reservoir accounting for one percentage point in 2013 growth and 0.7 percentage points in 2014 growth.

Another major development affecting monetary policy decisions in recent years has been the rapid increase of housing prices in Israel starting in 2007. Starting from a cyclical nadir, prices of apartments have risen in excess of 80% from 2007 through 2013, in part due to a shortage of apartments relative to the rate of increase of new families and to the low level of returns on financial investments during the financial crisis and thereafter. A major challenge in formulating monetary policy since 2011 has been balancing the adverse effects of local currency appreciation on the growth of economic activity and exports against persistent house price inflation.

Table No. 28

Selected Interest Rates(1)

	Short Term Credit to the Public in Local Currency		Average Interest on Daily Commercial Bank Deposits at the Bank of Israel(2)	SROs(3)	Yield to Maturity of 12-month Treasury Bills
	Line of Credit	Term Credit
2009	8.0%	3.7%	0.8%	0.4%	1.4%
2010	9.2%	4.5%	1.6%	1.0%	2.2%
2011	10.5%	5.5%	2.9%	2.1%	3.0%
2012	10.1%	5.1%	2.4%	1.6%	2.2%
2013	8.8%	4.3%	1.4%	0.8%	1.3%

(1)	Percent per annum of effective interest rate.
(2)	The interest rate on daily deposits auctioned by the Bank of Israel.
(3)	Excluding large negotiable SROs (self-renewing overnight local currency interest-bearing bank deposits).

Source:  Bank of Israel.

Table No. 29

Monetary Indicators
(Percentage Change over Previous Period)(1)

	2009	2010	2011	2012	2013
Monetary Aggregates(2)
M1 (in millions of NIS annual average)(3)	99,069	111,039	115,431	121,236	136,714
M2 (in millions of NIS annual average)(4)	477,007	521,016	574,065	590,433	612,988
M1	50.8%	12.1%	4.0%	5.0%	12.8%
M2	13.6%	9.2%	10.2%	2.8%	3.8%
Public Sector Injection/GDP(5)	-1.8%	0.2%	-0.2%	-0.9%	-1.0%
Bank Of Israel Injection/GDP(6)	-7.3%	-3.8%	-0.8%	1.0%	-0.2%
Nominal Interest Rates
SRO(7)	0.4%	1.0%	2.1%	1.6%	0.8%
Unrestricted Credit in Local Currency(2)	4.2%	4.9%	5.9%	5.5%	4.6%
U.S.$ Interest Rate (average, three month libid)	0.6%	0.2%	0.2%	0.3%	0.1%
NIS/U.S.$ (during period)	-2.1%	-4.9%	4.7%	0.1%	-7.2%
Real Yield To Maturity On 5 Year Indexed Government Bonds	1.5%	1.0%	0.0%	0.7%	0.3%
Nominal Yield On Equities (during period)(8)	78.7%	12.6%	-22.1%	4.6%	15.3%
Nominal GDP	5.8%	7.0%	6.7%	7.5%	6.0%

(1)	Certain data herein are calculated based on annual averages and certain other data herein are calculated based on year-end figures.
(2)	Includes mortgage banks.
(3)	Currency in circulation plus demand deposits.
(4)	M1 plus treasury bills and interest-bearing local currency deposits with maturities shorter than 12 months.
(5)	Contributions to monetary expansion. The change observed with respect to past reports is due to the fact that since 1995, the redemption of government bonds held by the Bank of Israel is no longer considered part of the public sector injection.
(6)	From 1995 includes swap transactions, with respect to the redemption of government bonds held by the Bank of Israel. See footnote (4).

(7)	Self-renewing overnight deposits.
(8)	Includes convertible securities and warrants. The data have been adjusted for dividend distribution and stock split.

Source:  Bank of Israel.

Banking System

Structure and General Developments.  Israel has a highly developed and concentrated banking system. The banking system is well-regulated in accordance with international standards and practices set by the Basel Committee for Banking Supervision. Banking licenses are issued by the Governor of the Bank of Israel, and banks are supervised by the Banking Supervision Department (“BSD”) in the Bank of Israel. At the end of 2013, there were 22 banking corporations registered in Israel, including 15 commercial banks, one financial institution, two joint-service companies and four foreign banks.

The five largest banking groups in Israel — Bank Leumi, Bank Hapoalim, Israel Discount Bank, Mizrahi Tefahot Bank and the First International Bank of Israel (collectively, the “Five Banks”) — comprise approximately 93% of the banking market in Israel. The two largest banking groups (Bank Leumi and Bank Hapoalim) comprise almost 60% of the banking industry. There are only three small domestic commercial banks that are unaffiliated with the Five Banks. In addition, there are four branches of foreign banks that have limited operations — Citibank N.A., HSBC Bank PLC, Barclays Bank PLC and State Bank of India. Other major European foreign banks operate from offices in Israel and engage in activities in the capital markets and render advisory services that do not require a banking license according to Israeli banking laws.

The total assets of the Five Banks increased moderately by 2.0% from the end of 2012 and amounted to NIS 1,245.8 billion at the end of 2013. Bank assets denominated in local currency expanded in 2013 and amounted to NIS 1,000.3 billion, a 4.7% raise from year-end 2012. Bank assets denominated in foreign currency declined by 7.6% during this period. Bank equity capital amounted to NIS 86.1 billion at the end of 2013, an increase of 7% compared with the end of 2012.

Regulatory Overview and Developments.  The BSD is the primary regulator of Israeli banks. The BSD is headed by the Supervisor of Banks, who is appointed by the Governor of the Bank of Israel. Two committees operate alongside the Supervisor of Banks: (1) the Licenses Committee, which advises the Governor of the Bank of Israel and the Supervisor of Banks in connection with establishing banking corporations, licensing bank branches, reviewing changes of control in banks, and ensuring the stability of banks where mismanagement has been found; and (2) the Advisory Committee, which advises on matters relating to the issuance of new banking business regulations. In recent years, the BSD has enhanced its supervision over the banking system and tightened regulation in order to meet the evolving and challenging risk environment that faces the Israeli banking system.

Between 2009 and 2011, the Basel Committee on Banking Supervision issued a set of deliberations known as Basel III, aiming to strengthen bank capital requirements and introduce new regulatory standards regarding bank liquidity and leverage. The BSD has endeavored to incorporate the main elements of the Basel III regime in its working plans and has introduced new minimum core capital ratio requirements to meet Basel III’s targets: In June 2010, the Supervisor of Banks requested that banks hold a minimum core capital tier I ratio of 7.5% by the end of 2010. As of the end of 2010, all of the Five Banks complied with this requirement. In March 2012, the Supervisor of Banks announced that the minimum core capital tier I ratio requirement will be 10% for the two largest banks, effective 2017, and 9% for the rest, effective 2015.

In January 2011, the Israeli banking system incorporated the use of United States Generally Accepted Accounting Principles (“US GAAP”) for the measurement and disclosure of credit risk. The shift to US GAAP prompted Israeli banks to review and scrutinize their loan portfolios and, in certain cases, induced a higher level of provision expense for loan losses. In April 2011, the Supervisor of Banks issued a prudential directive that tightened lending limits to borrowers and groups of borrowers. The directive, which is in line with the standards articulated in the Capital Requirements Directive II (“CRD II”) published by the European Commission, limits bank exposure to a group of borrowers (including a banking group) to 25% (previously 30%), and sets a cluster requirement of 120% of capital for all exposures that exceed 10% of a bank’s capital.

Throughout 2011 and into 2012, the BSD has continued to enhance its regulatory framework to respond to industry challenges and developments, based on the BSD’s professional experience and international best practices. The BSD released prudential regulations at the end of 2011 and during the first months of 2012 in three key areas: internal audit function, operational risk management and business continuity management.

In January 2013, the BSD issued a draft regulation regarding capital measurement and adequacy along the lines of the Basel III regime. This draft addresses, among other things, the definition and eligibility of capital that is inclusive in the tier 1 and tier 2 categories and the capital ratio targets. These targets include a minimum total risk-based capital requirement of 12.5% as of January 1, 2015, on banks that will be required to hold core tier 1 capital ratios of 9% (as stipulated in the previous paragraph) and 13.5% on the two largest banks as of January 1, 2017 (required core tier 1 capital minimum of 10%). The BSD is also working on the adoption of other aspects of the Basel III framework, including risk coverage and liquidity standards.

Controlling Shareholder Structure.  Banks can be controlled by a core controlling group, or bank holdings can be widely dispersed among a broad shareholder base. On March 19, 2012, an amendment to the Banking Ordinance Act, 1941 and to the Banking (Licensing) Law, 1981 took effect, modifying the rules for the operation of a bank without a controlling shareholder group — an alternative ownership structure that was allowed under the 2004 amendment to the Banking (Licensing) Law (i.e., the Marani amendment). The 2012 Amendment aims to clarify the principles for the transition procedure between shareholder ownership structures, of which there are a great variety. In addition, the Bank of Israel issued principle document for comments from the general public addressing the conditions for dispersing a controlling shareholder interest.

In December 2013, the Knesset enacted the Law for the Promotion of Competition and Reduction of Concentration, which, among other things, sets restrictions on significant cross-sectorial holdings and control of certain companies (including insurance companies) together with a banking corporation that constitutes a significant financial entity (as defined therein). The law provides a transition period for existing holders.

The Financial Sector Assessment Program (“FSAP”) — Banking Sector.  During November 2011, an IMF delegation performed an FSAP on the Israeli financial sector. The Israel FSAP Report was published on the IMF’s website in April 2012. The IMF delegation found the Israeli banking system to be generally robust and banking sector regulation and supervision to be stringent and generally in line with international standards. In the framework of adopting the FSAP Report’s recommendations, the BSD has implemented the best practices regarding stress testing and improved stress testing techniques. The BSD has performed several types of stress tests on the Israeli banking system. These include stress tests on the banks’ mortgage portfolios and the housing market, using a uniform stress scenario, and a severe domestic stress scenario with emphasis on construction and real estate and on highly leveraged credit, which also captured certain types of concentration risk. The BSD continues to develop liquidity stress test scenarios and methodology. The following delineate the main regulatory changes in 2013:

•	The BSD has issued regulations pertaining to specific risk areas including credit, market and interest rate, operational (including business continuity) and liquidity management, and issued a firm-wide comprehensive risk management regulation. These regulations reflect the principles promulgated by the Basel Committee for banking supervision.
•	The BSD, in conjunction with the Legal Counsel of the Bank of Israel, prepared a draft law, which in assistance with the IMF incorporates the best practices set out by the FSB and the ECOFIN Draft Directive from June 2013 and other instrumental guidance promulgated by international regulators. This draft law addresses early intervention tools and a broadening of measures relating to weak banks, as well as orderly resolution procedures and liquidation for insolvent banks.
•	The BSD adopted the Basel III capital adequacy regime by issuing directives pertaining to the capital regime along the lines of Basel III including setting core capital, tier 1 and tier 2 targets. The BSD is in the process of adopting the Basel III LCR requirement and is in the early stages of work on circumscribing a leverage ratio.
•	In November 2013, the BSD issued a final rule pertaining to the compensation policy of banks that implement the standards and practices laid out by the FSF/FSB and the main principles set in the European Directive. The rule encompasses a requirement to have in place sound governance and control systems, and compensation policies that incorporate long-term objectives and discourage excessive risk-taking; such compensation policies require that variable pay will not exceed 100% of the fixed pay component and, under exceptional circumstances, no more than 200% of such component.

Concentration Risk in the Banking Markets.  The Israeli banking sector is relatively concentrated, with the two largest banks accounting for 58% of the market. Israel’s corporate sector is also characterized by concentration of ownership, with many large conglomerate groups and controlling shareholder ownership structures. In March 2013, a Bank of Israel team, headed by the Supervisor of Banks, published a report aiming to mitigate concentration in the banking sector. The report proposes to increase the supply side of banking services via increasing the market participants, i.e., establishing credit unions and eliminating entrance barriers; expediting the shifting of consumers between banks and reducing fees and commissions on small businesses to the level of retail consumers. With regard to reduction of fees and commissions, in November 2012, the Supervisor of Banks published an amendment to the Consumer-Relations (Fees) Law, 2008, that stipulates the cancellation of management fees for securities and other fees for retail consumers and small businesses, and imposes caps on fees charged for securities transactions.

Performance of the Banking Sector.  The performance of Israeli banks in 2013 can be analyzed under the following metrics:

•	General performance indicators — The net profit attributed to shareholders of the Five Banks amounted to NIS 7.0 billion in 2013, up 18.9% from 2012, reflecting a net return on equity in 2013 of 8.7%, up from 7.9% in 2012. This increase was due to a sharp drop in the credit provisioning expense for credit losses, which decreased by 37.3% during 2013 and to a 17% increase in the tax expense.
•	Credit — Total credit (balance sheet) in the Five Banks grew by a modest 1.3% in 2013 compared with 2.1% in 2012. Credit to the business sector declined by 2.3%, partially due to the appreciation of the NIS against foreign currencies (NIS appreciated 7.0% against USD, 2.8% against the EUR and 4.9% against GBP) resulting in a 13.7% drop in the credit denominated and/or linked to foreign currencies. The credit to business was also affected by the divestiture of conglomerates and cross-sectorial holdings as recommended by the Law for the Promotion of Competition and Reduction of Concentration, which prompted borrowers to repay their banking loans and deleverage their assets. Credit to private individuals (consumer credit) expanded by 8.3%, of which mortgages were up by 9.5%, constituting 44.7% of the total balance sheet credit of the Five Banks in 2013 (41.8% in 2012).
•	Credit risk exposure — Credit risk of the business firms remains medium-high, but lower than the level prevailing in 2008. Balance sheet indicators show that the credit provisioning expense for credit losses to total credit came down from 0.41% to a low 0.25%, similar to the levels that prevailed prior to the financial crisis and similar to the ratio in the private individual segment (including mortgages). In the mortgage segment, loans in arrears of 90 days and over were 1.45% as of December 2013. The total non-performing loan (impaired loans and loans in arrears of 90 days and more) to total credit of the Five Banks reached 2.9% at year-end 2013, down 3.6% from the previous year. Total non-performing loans to equity capital decreased significantly in recent years and comprise only 14.2% equity capital at year-end 2013, down from 20.5% the previous year. The loan-loss reserve coverage ratio was 49.8% at year-end 2013, which, due to the reduction of the non-performing loans, was markedly higher than the 2012 ratio of 43.6%.
•	Capital and equity capital — Core capital tier 1 ratio reached 9.4% at the end of 2013, up from 8.7% in 2012, and the total risk-based capital ratio amounted to 14.8% compared with 14.9% in 2012, as the banks have substituted tier 2 capital with core capital as part of their capital policy. The capital ratios in the Israeli banks are measured in accordance with the standardized approach. This approach is of a conservative nature, as is evident in the high risk-weighted assets ratio (RWA/total assets), which includes off-balance sheet items of 62.8% for year-end 2013, higher than most internationally active banks, many of whom have adopted the advance approaches for credit risk.

Developments in the Housing Market.  In recent years, the Supervisor of Banks has undertaken supervisory and regulatory measures to contain the risks emanating from the housing market and to safeguard the banks against downside risk associated with a slide in housing prices. The demand prevailing in the housing market remains robust and the prices increased 7.2% during 2013. Mortgages grew 9.5% during this period, a similar rate to that of 2012, which demonstrates the resilience of the real estate market throughout 2013. The BSD continues to scrutinize the exposure, and to monitor the level of risk associated with the housing market. Consequently, the Supervisor of Banks took the following additional measures to curb the exposure in bank mortgage portfolios:

•	Issuing a guideline in November 2012 regarding the introduction of a limit on Loan-to-Value (“LTV”) ratios, pursuant to which LTV ratios must not exceed 70% except in connection with the purchase of a first home, for which a maximum of 75% will apply. In addition, a maximum LTV ratio of 50% will apply to the purchase of investment properties, including second homes and homes for foreign residents.
•	Issuing a guideline in March 2013 regarding a change of the risk weights assigned to mortgages for capital charge purposes, where such weights are higher than the 35% that was commonly set under the Basel II regime. The new risk weights will vary depending on the LTV ratio — LTV above 60% will require a risk weight of 75%; LTV in the range of 45% – 60% will require a risk weight of 50% and LTV below 45% will require a 35% risk weight. In addition, banks will be required to hold a general reserve provision for mortgage portfolios consisting of at least 0.35% of the total housing exposure.
•	Promulgating in August 2013 a regulation that imposes several restrictions on mortgage loans, including, among others, the following: (1) Banks are prohibited from underwriting mortgage loans whose monthly installments exceed 50% of all disposable income of the household (PTI ratio) and that a PTI ratio between 40% and 50% will require a full capital charge of 100%; (2) Banks can underwrite mortgage loans only if the adjustable interest rate does not exceed two-thirds of the total loan amount, and the adjustable interest rate segment, which can be adjusted under a period of five years, must not exceed one-third of the total loan amount; and (3) Banks are prohibited from underwriting loans whose maturity exceeds 30 years.

Anti-Money Laundering and Combating Financial Terrorism.  The sections of the PMLL pertaining to the obligations imposed on financial entities took effect in February 2002 (see “Balance of Payments and Foreign Trade — Anti-Money Laundering Law”) simultaneously with the Governor of the Bank of Israel’s Prohibition on Money Laundering Order (“PML Order”). The PML Order contains requirements regarding customer identification, reporting and recordkeeping by banking corporations. Pursuant to a 2006 amendment, the PML Order applies these requirements to credit card companies. The PMLL requires financial institutions to check the identity of parties to a financial transaction against a list of declared terrorists and terrorist organizations, as well as to report the type and size of transactions above NIS 5,000 involving a high-risk country or territory.

The BSD conducts on-site examinations on an ongoing basis to assess the compliance of banks with AML/CFT laws and directives. In 2003, the Banking Corporations Sanctions Committee, which is chaired by the Supervisor of Banks, commended its operations. The committee is authorized to impose financial penalties on banks for AML/CFT related infractions, and in several cases it has imposed such penalties, totaling over NIS 29 million as of January 2014.

Effective 2010, the BSD regulates business ties between the Israeli banking system and banks operating in areas under the Palestinian Authority, including scrutinizing money transfers and counterparties’ disclosure, and prohibiting endorsement of checks. In 2011, the BSD, in conjunction with other regulatory authorities, issued a circular referring banking corporations to international lists containing names of individuals and other entities associated with Iranian nuclear proliferation efforts.

In February 2013, the BSD published a final version of its “Q&A” concerning the implementation of AML/CFT orders and directives. In 2013, the BSD circulated a draft Q&A for the credit card companies; a final version has yet to be published.

Privatization.  In response to a severe banking crisis, in 1983 the Government nationalized Israel’s largest banks. Over the last two decades, the Government disposed of its holdings in all banks other than Bank Leumi (see “The Economy — Role of the State in the Economy — Privatization,” above). As of December 31, 2011, the Government held 6.03% of the shares of Bank Leumi. In March 2012, shortly after the amendments to the Banking Ordinance Act and the Banking (Licensing) Law became effective, Bank Leumi became a banking corporation without a controlling shareholder.

Table No. 30

Assets, Liabilities and Equity Capital of the Five Major Banking Groups
(End of Year, in Millions of NIS)(1)

	2009	2010	2011	2012	2013
Assets
In local currency(2)	697,530	782,027	902,815	955,760	1,000,303
In foreign currency	345,365	287,417	273,912	265,727	245,526
Total assets	1,042,895	1,069,444	1,176,727	1,221,487	1,245,829
Liabilities and equity capital
In local currency(3)	687,892	734,066	844,147	897,967	927,656
In foreign currency	355,003	335,378	332,580	323,520	318,173
Total liabilities and equity capital	1,042,895	1,069,444	1,176,727	1,221,487	1,245,829
Equity capital	65,388	71,024	72,799	80,443	86,068

(1)	The division into local and foreign currency for 2008, 2009 and 2010 was adjusted according to the published financial statement for those years.
(2)	Including non-financial items.
(3)	Including non-financial items, minority interests and equity.

Source:  Bank of Israel Financial Statements to the Public.

Capital Markets

Israel Securities Authority.  The Israel Securities Authority (“ISA”) was established under the Securities Law, 1968, and its mandate is to protect the interests of the investing public in Israel. The ISA has a wide range of responsibilities and powers. Within the framework of this mandate the ISA is charged with, among other things:

•	Issuing permits to publish prospectuses for public securities offerings of corporate issuers, as well prospectuses for mutual fund units sold to the public;
•	Examining corporate disclosure filings, including current reports, quarterly and annual periodic financial statements, filings concerning related-party transactions in connection with private placements, tender offer disclosures, etc.;
•	Regulating and supervising the activities of the mutual fund industry including on-going monitoring of mutual fund filings;
•	Overseeing the fair, orderly and efficient activity of secondary markets;
•	Licensing and supervising portfolio managers, investment advisers and investment marketing agents, including through compliance reviews and disciplinary complaints against these investment professionals for adjudication by a disciplinary committee;
•	Investigating violations under the Securities Law, the Joint Investment Trust Law, 1994, the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 and violations of other laws related to the aforesaid laws; and
•	Supervision over compliance of portfolio managers and non-bank members of the TASE, in accordance with the Prohibition of Money Laundering Law, 2000.

The ISA drafts and initiates virtually all primary and secondary legislation pertaining to securities laws in Israel. In addition, it cooperates with government authorities in formulating policies and laws pertaining to capital market activity. The ISA also collaborates with the Institute of Certified Public Accountants in Israel, in operating and financing the Israel Accounting Standards Board, which is charged with setting accounting standards for Israeli companies. The Minister of Finance appoints the chairman of the ISA and its commissioners. ISA commissioners are selected from the public, the civil service and the Bank of Israel. The ISA plenum meets on a monthly basis. The ISA also performs its functions through permanent and ad hoc committees, which facilitate the formulation and implementation of ISA policies. The ISA is not dependent on government financing; its budget is funded entirely by annual fees payable by entities regulated under the Securities Law and the Joint Investment Trust Law. The ISA’s budget is approved by the Minister of Finance and the Knesset Finance Committee.

The ISA monitors a variety of ongoing disclosure reports, such as periodic reports that include financial statements; director’s reports on the status of the company’s affairs; additional information reports; quarterly financial reports; and immediate reports, which are filed immediately after the occurrence of certain events that could have a material effect on the company or on the price of its securities. These reporting requirements are enforceable by Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities.

The TASE.  The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include circuit breakers, and a 45-minute halting of trade in a company’s securities on a day that the company publishes price-sensitive information, to ensure that the information can be widely disseminated. The TASE has a computerized trading system with real-time information. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertible securities, treasury bills, government, corporate and structured bonds, ETNs, covered warrants and derivatives are traded via Tel-Aviv Continuous Trading (“TACT”), the TASE’s fully automated trading system. The TASE has 26 members (seven of which are foreign members, including one remote member) and, as of December 31, 2013, 508 companies had equity securities (excluding ETNs) listed on the TASE.

The Dual Listing Law, which took effect in October 2000, enables companies listed in the United States or in England to dual-list on the TASE with no additional regulatory requirements under Israeli law. As of December 31, 2013, there were 52 companies cross-listed on the TASE and foreign exchanges.

Market Performance.  The TA-25 index, which is composed of the 25 largest Israeli public companies measured by market capitalization, increased by approximately 21% in 2013, after an increase of 12% in 2012 (in dollar terms). Average daily trading volume was $324 million — 16% higher than the 2012 average. Primary market activity picked up considerably in 2013 as the amount of equity raised on TASE increased 90% over the amount raised in 2012. 2013 opened with the leading TASE share price indices treading water, continuing the trend started in the final quarter of 2012. This trend subsequently changed in wake of positive geopolitical developments and in the third trimester of the year, share prices rallied by 17%. In total, the TA-25 index gained approximately 21% over the year. On December 1, 2013, the index reached a record level of 1377.79 points — approximately 3% higher than the previous record reached in April 2011. In light of the 7% revaluation of the NIS against the USD in 2013, the TA-25 index increased by 15% in local currency terms over the course of the year. The 27% devaluation of the dollar against the shekel in 2013 affected the dollar rate of return on TASE indices.

The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) increased by 24% in 2013, after increasing 7% in 2012 and decreasing 28% in 2011 (in USD terms in each case). As of December 31, 2013, the total market value of all listed equity securities (excluding ETNs) was $203.3 billion, compared with $161.8 billion in 2012. The average daily trading for equity securities (including ETNs) increased to $324 million during 2013, compared with $279 million in 2012. In 2013, foreign residents acquired net $1.5 billion of TASE-listed shares, a significant increase from the $0.4 billion acquired in 2012.

Total corporate debt capital (excluding structures and depository receipts) raised $10.1 billion in 2013, which is 19% higher than the sum raised in 2012 which was approximately $8.5 billion. In 2013, the relative share of investment grade bonds issued declined to approximately 84% of the total raised in public bond offerings, as opposed to 92% in 2011 and 95% in 2012. In 2013, the real estate industry stood out, raising $4.8 billion, approximately 48% of the total raised (in public offerings and private placements), following 2012 in which the financial services industry dominated the primary debt market in response to the stricter capital adequacy requirements placed on banking institutions. In 2013, there was a relatively large dispersion of companies undertaking corporate bond offerings. Only three mega bond offerings (of more than $0.3 billion per offering) took place, which constituted approximately 15% of the total raised in public bond offerings. In contrast, nine mega-offerings, accounting for some 55% of the total raised in public corporate bond offerings were completed in 2012. In 2013, as in the previous year, 77% of the total raised in public corporate bond offerings was raised through the issue of CPI-linked bonds — equaling approximately $6 billion. Around $1.8 billion dollars was raised this year through public offerings of non-linked bonds, 87% of which was raised through fixed-interest instruments, as was the case in 2012.

TASE-traded bonds registered positive price returns ranging between 7% – 18% in 2013, after gaining returns between 10% – 13% in 2012. Corporate CPI-linked bonds stood out in 2013, gaining 18% after gaining 13% in 2012. CPI-linked and non-linked government bonds increased 10% – 12% in 2013, after similar returns in 2012. Corporate foreign currency-linked bonds increased 7% in 2013 after gaining 10% the previous year.

Government Bonds.  The government bond market in Israel is highly developed, and government bonds account for the vast majority of publicly issued debt securities. In 2006, a broad reform in the government bonds market was implemented, with the appointment of 19 primary dealers in the government bonds market. The 2006 reform helped to increase the liquidity and transparency of the Israeli capital markets, encouraged the entry of international investors into the market, upgraded the trading and clearing systems used in the market and promoted the development of diverse derivative fixed income instruments. The scope of net government issues remained steady in 2013; the Ministry of Finance issued a net $9.8 billion in domestic government bonds in 2013, compared to a net $9.7 billion in 2012.

Institutional Investors.  In recent years, the role of institutional investors in the Israeli capital markets increased significantly. The principal types of institutional investors in the Israeli market are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2013, assets held by pension funds totaled $153.6 billion, assets held by provident funds and severance pay funds totaled $46.9 billion, assets held by life insurance savings plans totaled $80.4 billion and assets held by mutual funds totaled $52.4 billion. Public offerings and private placements to institutional investors of corporate bonds, which were temporarily curtailed following the 2008 financial crisis, resumed in 2009, increased in 2010, and remained steady in 2011 and 2012. In 2013, public offerings increased relative to 2012, rising from $6.724 billion to $8.05 billion, and private placements decreased relative to 2012, falling from $3.61 billion to $2.1 billion.

Gold Reserves

The State has not maintained gold reserves since 1992.

PUBLIC FINANCE

General

The Government budget covers the expenditures and revenues of the central government only and does not include the accounts of the National Insurance Institute (“NII”), the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.

The Budget Process

The Government’s fiscal year ends on December 31. The annual budget preparation process generally begins in April of each year when the Budget Department of the Ministry of Finance coordinates discussions regarding the budget with the various ministries. During August and September of each year, the details of the budget are finalized within the Government. A proposed budget bill, together with all necessary supporting information, must be submitted to the Knesset for its approval no later than 60 days before the end of the year. Upon submission of its annual budget to the Knesset, the Government is required by law to include a three-year projected budget (containing less detail than the annual budget), which is deemed non-binding and is not subject to the Knesset’s approval. Following review of the proposed annual budget by the Finance Committee of the Knesset, together with the relevant ministers and other officials, the Knesset votes on the approval of the annual budget into law.

In April 2009, a proposal for the submission of a two-year budget (“biennial budget”) and economic program was introduced to the Knesset, covering the years 2009 and 2010. The biennial budget and economic program were submitted in July 2009. Following the implementation of the biennial budget for 2009 – 2010, the Ministry of Finance decided to once again prepare a biennial budget, for the years 2013 and 2014. Due to the formation of the new Government in March 2013, the approval of the proposed biennial budget for 2013 – 2014 was delayed until May 2013. On May 14, 2013, the biennial budget proposal for 2013 – 2014 was approved by a significant majority of the Government. Additionally, the proposal provided for a return to an annual budget as of 2015. The discontinuance of the biennial budget and the return to an annual budget as of 2015 can be attributed to the difficulty of formulating projections two-years forward given the recent volatility in global markets. Despite the advantages of the biennial budget, increased uncertainty during the second year of the budget has limited significantly the Government’s ability to respond to fiscal changes.

Limits on Expenditure and Deficit Reduction

The Deficit Reduction and Budgetary Expenditure Limitation Law, which sets forth limitations on the deficit level and the growth rate of government expenditures, is integral to maintaining Israel’s fiscal stability. The Expenditure Law has contributed to a decline in the debt/GDP ratio, which serves as a key indicator of economic stability.

In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. The law required that the total budget deficit target (excluding credit granted by the Government), as a percentage of GDP, decrease each year between 1993 and 1997, as compared to the budget deficit target for the preceding year. The law set forth the target for the budget deficit for each year through 2001. The Knesset has amended the law to include the Government’s proposed budget deficit targets for subsequent years. Accordingly, the budget deficit target, as a percentage of GDP, was set at 4% in 2004, 3.4% in 2005, 3% in each of the years from 2006 through 2008 and 1% from 2009 and onwards.

As a result of the global financial crisis and shrinking tax revenues, in 2009 the Government submitted a five-year plan to the Knesset aiming to mitigate the effects of the deficit. This plan set the budget deficit target at 6% of GDP in 2009, 5.5% in 2010, 3% in 2011, 2% in 2012, 1.5% in 2013 and 1% from 2014 and onwards (the increase of the deficit target for 2009 and 2010 mainly reflects the operation of automatic stabilizers). In July 2012, a six year plan for 2013 – 2019 was approved by the Government. This plan set the budget deficit target at 3% of GDP in 2013, 2.75% in 2014, 2.5% in 2015, 2% in 2016 and 2017 and 1.5% from 2019 and onwards. This plan was revised in May 2013 to 4.65% for 2013 and 3% for 2014 in light of the late approval of the 2013 – 2014 budget.

In the framework of certain amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on government expenditures (“expenditure limitation”). Pursuant to these restrictions, aggregate government expenditures were not allowed to increase by more than 1% compared to the previous year (indexed to the CPI) in each of 2005 and 2006 and by more than 1.7% (indexed to the CPI) from 2007 and onwards. Under the restrictions, upward revision of expenditures was subject to preserving the annual deficit target.

In May 2010, the Knesset, in accordance with the government proposal, amended the Deficit Reduction and Budgetary Expenditure Limitation Law. Under the new amendment, real growth of government expenditures will equal a ratio of 60% (the medium-term target) divided by the last known debt/GDP ratio, multiplied by the average GDP growth rates during the ten previous years for which GDP data from the Central Bureau of Statistics is available. Therefore, the growth rate of government expenditures will be a derivative of the difference between the debt target and the long-term growth rate.

In March 2014, another amendment to the law was made. Under this amendment, real growth of government expenditures will not exceed the average population growth rate in the last three years plus the ratio of the medium-term debt target (50%) and current debt to GDP ratio. The increase in expenditure resulting from the new rule allows a consistent increase in expenditure per capita.

Nonetheless, the new expenditure ceiling will continue to be subject to the declining budget deficit target set at 1.5% of GDP from 2019 and onwards. If the increase in the expenditure rate (calculated according to the new expenditure ceiling) leads to a deviation from the deficit target, the expenditure growth rate will be reduced accordingly, or government revenues increased. The Expenditure Law sets an expenditure ceiling that relies on actual figures as opposed to forecasts, thereby increasing the simplicity, transparency and credibility of the Government’s fiscal policy.

Absent approval by the Knesset, Government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset and with the approval of the Minister of Finance, be carried over to the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to government expenditures is required by law if the actual deficit misses the deficit target due to either government revenues or actual GDP that were different than had been anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency debt, and some proceeds from privatization.

For each year from 2006 through 2013, the total budget deficit, excluding net allocation of credit, as a percentage of GDP was 0.9%, 0%, 2.1%, 4.9%, 3.5%, 3.1%, 3.9% and 3.2% respectively. In 20043, the deficit target was met despite tax reductions implemented throughout the year. In 2005, 2006 and 2007, the deficit was lower than its target by approximately 1.6%, 2.1% and 3% of GDP, respectively, mainly due to higher than expected revenues and growth in GDP. In 2008, due to the global financial crisis and a decrease in tax revenues, the deficit was 2.2%, approximately 0.9% below the 3% target set in the Expenditure Law. In 2009, the deficit was 5.1%, approximately 0.9% lower than the target. In 2010, the deficit was 3.8%, approximately 1.7% lower than the target. In 2011, the deficit was 3.3%, approximately 0.3% above the target. In 2012, the deficit was 4.2%, approximately 2.2% above the target. The deviation from the deficit target in 2012 was mainly due to lower than expected revenues as well as a small increase in overall expenditure above the budget forecast (approximately 1% above forecast). In 2013, the deficit was 3.2%, approximately 1.1% lower than the target, with the deviation from the deficit target being attributable to two factors: higher than expected revenues (approximately 0.5% above forecast) and lower than planned expenditures (approximately 0.6% above forecast). The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes collected in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. Table 31 presents the gross budget figures, including revenue-dependent expenditures and contributions from the budget to NII. Table 33 presents the budget net of these expenditures.

3	The System of National Accounts (“SNA”) is the method used for the measuring of GDP and this method was revised in 2013, referred to as SNA2008. SNA1993 was assumed in deficit targets until 2014. SNA2008 is assumed in all actual deficits noted herein. Inconsistencies may exist due to the differences between SNA2008 and SNA1993.

Table No. 31

The Budget Deficit and Its Financing
(In Millions of NIS at Current Prices)

	Actual 2010	Actual 2011	Actual 2012	Actual 2013	2014 Budget
Revenues Excluding Principle
Tax Revenues	195,165	211,513	218,090	240,576	253,300
Other Revenues	18,603	19,282	21,236	22,316	22,260
Foreign Grants	9,095	8,227	8,872	8,328	8,632
Total	222,862	239,023	248,197	271,219	284,193
Expenditures Excluding Principle
Ministries	210,800	222,872	240,107	256,382	257,420
General Reserves					7,308
Interest, Social Security Fund(1)	42,535	44,769	47,650	48,259	50,604
Total	253,335	267,641	287,756	304,641	315,332
Surplus (Deficit) Excluding Credit	-30,473	-28,618	-39,559	-33,422	-31,139
Credit
Total Income	6,825	5,911	5,573	5,271	4,833
Total Expenditure	652	392	557	261	630
Net Credit	6,174	5,519	5,016	5,010	4,203
Surplus (Deficit) to be Financed	-24,299	-23,099	-34,543	-28,412	-26,936
Financing
Foreign Borrowings	12,162	5,300	11,468	12,262	9,800
Foreign Loan Repayments	12,830	5,281	13,067	11,834	11,276
Foreign Financing (net)	-668	19	-1,599	428	-1,476
Domestic Borrowings	70,107	86,685	113,314	107,205	102,007
Domestic Loan Repayments	58,977	74,436	75,585	72,725	74,727
Domestic Financing (net)	11,130	12,249	37,730	34,480	27,280
Net Capital Income	4,987	6,529	1,382	1,035	1,132
Cash Balance of the Government (at the end of period)(2)
Deposits in NIS	10,162	8,272	7,944	14,128	N/A
Deposits in foreign currency	2,526	2,988	7,292	7,520	N/A
Total	12,688	11,260	15,236	21,648	N/A

(1)	Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.
(2)	Cash balances do not include social security reserves.
Sources:	Ministry of Finance and Bank of Israel.

Socioeconomic Policy

In June 2011, a number of small protests began over issues relating to living standards, initially in response to the rising prices of Israeli staple food items such as cottage cheese, and quickly spreading to a variety of related issues, such as the decline in doctors’ wages, which lead to a national doctors’ strike. During the summer of 2011, numerous large scale protests ensued over housing and food costs, government services and the cost of living for the middle class. These large-scale protests enjoyed widespread social backing and culminated in the largest demonstration in the country’s history, with over 400,000 participants. Protest marches in Tel Aviv were followed by the creation of a tent encampment along the popular Rothschild Boulevard, a trend that spread to other cities in Israel. To address the protestors’ grievances, in August 2011, the Prime Minister appointed the Trajtenberg Committee to examine Israel’s socioeconomic issues and propose measures to improve living standards. The Trajtenberg Committee published its recommendations in September 2011. The Trajtenberg Committee’s recommendations are consistent with the Government’s goal of maintaining fiscally prudent policies, as spending increases are offset by additional revenue-raising measures. The main recommendations of the committee are divided into the four categories below:

1.	Tax policy
•	Cancelling the direct tax reduction scheme (individual and corporate)
•	Raising the maximum marginal tax rate from 44% to 48%
•	Lowering income taxes from 23% to 21% for incomes between NIS 8,000 – 14,000 per month
•	Raising the corporate tax rate from 23% to 25%
•	Raising the capital gains tax from 20% to 25%
•	Reducing the duty free cigarette allowance
•	Introducing a tax allowance for fathers
•	Cancelling the increase in fuel taxes
2.	Cost of living and competitive markets
•	Advancing competitiveness and efficiency in government regulation, antitrust enforcement, the banking sector, transportation, seaports, cement, fuel stations, and liquefied petroleum gas
•	Reducing customs duties and standardization of non-tariff barriers on imports
3.	Social services
•	Reducing the burden of education costs, including through providing publicly subsidized education from the age of three, day care centers, and afternoon educational programs
•	Improving public transport service and accessibility
•	Raising the labor participation rate
4.	Housing and real-estate
•	Increasing construction of new dwellings
•	Encouraging urban renewal and acceleration of planning
•	Promoting platforms of affordable housing, such as long term rent, small apartments and introducing criteria for entitlement
•	Increasing rent assistance significantly, as an alternative to inefficient public housing

Since October 2011, many of the above recommendations have been adopted by the Government, with the majority of the recommendations regarding tax policy and competitive markets having been introduced into law in December 2011.

In the Government’s economic plan for 2011 and 2012, the two main objectives of socioeconomic policy consisted of increasing economic growth and reducing inequality. The main socioeconomic policy objectives underlying the 2013 – 2014 budget and the related economic plan proposal consist of (1) placing working individuals at the forefront of the Israeli economy; (2) raising the growth rate; and (3) raising the participation rate in the labor market and reducing social gaps.

Taxation and Tax Revenues

In 2013, the total tax burden (including government taxes, social security contributions, local authorities’ taxes and VAT on defense imports) was 30.6% of GDP, compared to 29.6% in 2012, 30.8% in 2011, 30.5% in 2010 and 29.7% in 2009. As of December 31, 2013, Israel had a progressive personal income tax with a top rate of 50%, supplemented (up to a ceiling) by an 18.5% health and social security tax (including employer contribution) and a 26.5% corporate tax rate. Indirect taxes consist primarily of an 18% VAT rate. In addition, there are high sales taxes on cars, alcohol, fuel and cigarettes.

As part of the Government’s policy to integrate Israel into the global economy, customs duties have been lowered. While imports from the EU and the United States are duty-free, customs duties are applied on selected imports from countries which have no trade agreements with Israel. Israel has signed free trade agreements with the United States, EU, European Free Trade Association, Canada, Turkey, Mexico and the Mercosur countries, which lowered customs duties on imports from such countries. In 1995, Israel and the United States ratified a double taxation treaty, which remains effective. This treaty governs the income taxation of residents of the United States and Israel who conduct business or otherwise derive income in the other country, subject to the treaty’s jurisdiction. The treaty provides for, among other things, reduced rates of withholding tax on certain non-business income, such as dividends, interest, and royalties that is sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

Starting in January 2003, Israel began implementing several comprehensive multi-year reforms to the direct-tax system. The reforms provided for the gradual reduction of the corporate tax rate from 36% in 2003 to 24% in 2011, and the top personal income tax rate from 50% in 2003 to 45% in 2011. In 2012, this policy was reversed in order to increase revenues: The corporate tax rate was increased to 25% (and further increased to 26.5% in January 2014) and the top personal income tax rate increased to 48%, with an additional 2% surtax on high income that includes income tax and tax on capital income that exceeds NIS 800,000 per year.

Israel does not have local taxes on the income of individuals or corporations, nor does it have excess-profits or alternative minimum taxes. Real estate transactions are generally taxed on a real-profits basis, as well as by a turnover tax which varies according to the value of the transaction. Local authorities charge municipal tax on real property according to the size of the property, its location and use.

Table No. 32

General Government Taxes
(In Billions of NIS at Current Prices and in % of GDP)(1)

	Actual 2009	Actual 2010	Actual 2011	Actual 2012	Estimate 2013
Central Government	177.5	196.0	211.5	218.1	240.6
Social Security	41.2	45.3	48.8	50.3	53.6
Local Authorities and others	21.9	23.2	24.1	25.4	28.4
Total	240.6	264.5	284.4	293.8	322.6
Total (in % of GDP)	29.7	30.5	30.8	29.6	30.6

(1)	Not including social security contributions, local authorities’ taxes and VAT on defense imports.
Source:	Ministry of Finance.

Table No. 33

Government of Israel Statement of Net Expenditures
(Excluding Capital Expenditures)
(In Millions of NIS at Current Prices)

	Actual 2009	Actual 2010	Actual 2011	Actual 2012	Estimate 2013
Government expenditures
Government administration	32,243	32,241	33,664	37,116	40,991
Local authorities	3,870	3,856	4,035	3,745	3,880
Defense	55,368	56,693	57,274	60,522	62,559
Social services	93,164	97,965	105,445	114,107	123,818
Economic services	7,964	7,652	8,336	8,917	8,958
Interest payments	33,942	34,788	36,324	38,049	38,401
Reserves	—	—	—	—	—
Total expenditures (other than capital expenditures)	226,552	233,195	245,077	262,457	278,608
Repayments of debt	68,384	79,554	88,163	97,679	94,417
Development expenditures (including repayments of debt)	81,063	92,606	102,681	113,934	110,865

Source:	Ministry of Finance.

Government Budget Proposal for 2013 – 2014

On May 14, 2013, the Government approved the biennial budget and economic plan proposal for 2013 – 2014. The 2013 – 2014 budget was approved by the Knesset and voted into law in the end of July 2013. The budget law includes several measures to increase fiscal stability. Due to recent fiscal weakening in Israel, the budget proposal includes a series of steps for restoring fiscal health, including reducing the budget deficit to 3% of GDP in 2014 and adjusting Government commitments to the expenditure ceiling as provided by law. The budget proposal also includes significant measures to improve taxation revenue, including tax rate increases with respect to the corporate tax, personal income tax (this increase was cancelled in the end of 2013 due to lower than expected deficit), taxation on real estate and luxury items. The budget and economic plan proposal also include a variety of reforms aimed at dealing with the challenges facing the Israeli economy and society. Additional reforms will be endorsed independently of the budget process.

In accordance with the major objectives of the 2013 – 2014 budget and economic plan proposal, the three primary goals for the economy are as follows: (1) implementing a responsible fiscal policy that strengthens the stability of the economy; (2) increasing per capita growth, expanding employment and improving the productivity of the economy; and (3) increasing competitiveness, reducing the cost of living and improving the efficiency of the public sector.

Local Authorities4

Local authorities in Israel include 75 municipalities, 126 local councils, 54 regional councils and two industrial councils. The local authorities are obligated by law to provide a number of basic social services. Local authorities generally finance the provision of such services through local taxes (primarily taxes based on the use of property) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of the Interior. As of December 31, 2012, the total outstanding debt of the local authorities was approximately NIS 13.9 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and

4	Local authority data presented herein are as of December 31, 2011, the most recent date as of which such data are available.

for specific purposes, such as social services or education. The Government currently retains the power to approve changes in the levels of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2012 was approximately NIS 4.1 billion. Government transfers to local authorities in 2012 totaled approximately NIS 17.6 billion.

Social Security System

National Insurance Law.  Under Israel’s National Insurance Law, the National Insurance Institute of Israel (NII), an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, workers’ compensation benefits, maternity support benefits and child support payments. In 2013, total expenditures by NII were NIS 69.3 billion, as compared with NIS 65.4 billion in 2012 (these expenditures include payments made to NII from non-contributory benefits). NII funds its expenditures using the proceeds of social security taxes paid by employers and employees, transfer payments from the Government pursuant to the National Insurance Law and interest income on deposits deriving from surpluses from previous years. NII also receives separate funds for non-contributory NII benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2013, the Government’s transfer payments to NII totaled NIS 20.59 billion and the Government’s share of NII’s provision for non-contributory payments totaled NIS 10.52 billion. The estimated aggregate amount of Government transfer payments to NII in the 2014 budget is NIS 30.8 billion, compared to an actual total Government transfer of NIS 31.1 billion in 2013.

Healthcare.  Israel has an advanced medical system, with four public health insurance organizations (also known as healthcare funds) and a ratio of one doctor for approximately every 290 people. A healthcare tax, which varies based on gross salary, and averages 4.2% of an individual’s gross salary, funds a portion of healthcare benefits, with the remainder funded by the Government. In 1995, the Government enacted legislation in order to enhance efficiency in the healthcare market. The law expanded the flexibility, authority and responsibility of the healthcare funds and provided them with incentives to make their services more efficient. The law also promoted the reduction of systematic redundancies and the introduction of bookkeeping arrangements among the healthcare funds.

A significant share of the suppliers in the healthcare market are still Government-owned, including half of the general hospital system.

In 2009, the Government enacted legislation transferring the responsibility for healthcare cases involving traffic accidents, from private mandatory insurance to the health insurance organizations. In 2010, the Government improved the allocation of the healthcare budget between health insurance organizations, reducing the risk of adverse selection of patients and providing an incentive for health insurance organizations to develop more services in periphery areas. In addition, dental care for children was added to the national healthcare services in order to enhance dental health and decrease the share of private health expenditures in total expenditures on health. In 2011, the major employers and the Israeli Medical Association (“IMA”) signed a new collective agreement. In the agreement, the IMA approved the introduction of an electronic attendance system, differential salaries and grants incentivizing physicians to work in peripheral areas as well as an increase in the number of experts working in hospitals during evening hours.

In 2012, the Government decided to transfer responsibility for psychiatric health services to the healthcare funds, starting in July 2015. The Government further decided to fund and assist the development of psychiatric ambulatory facilities by the healthcare funds in order to insure proper facilities for the transfer of responsibility in 2015. The deployment of the new facilities commenced in early 2013. The OECD published in 2012 a review of the quality of the Israeli healthcare system, highlighting its high performance with regard to the quality and accessibility of healthcare services, management of chronic diseases and cost containment, while pointing out weaknesses in the quality of hospital services. Israel has also received high ratings in health outcomes in the OECD Indicators in comparison to those published earlier in 2012. The Government healthcare budget in 2013 was NIS 43 billion and national expenditure on health as a percent of GDP stood at 7.4% in 2012, both of which reflecting the most recent data available. These expenditures include government administration, hospitals and research, public clinics and preventative medicine, among other expenditures.

Pension Funds

Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the investment and accumulation of retirement savings and provision for retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make contributions to the pension fund. At retirement age, or at the time of another insurable event, the employee, or the employee’s survivors, becomes entitled to receive pension payments.

There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive recovery plan for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new participants, but existing participants would continue to be covered under the existing plans for the life of such plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.

As of May 2003, the estimated actuarial deficits of the older pension funds totaled NIS 109 billion. In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds in order to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.

As of December 2013, Government obligations under this plan stood at NIS 114.9 billion over the next 30 years. In 2013, the Government transferred NIS 4.2 billion from the State’s budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Measures taken to adjust members’ benefits include government-mandated uniform regulations for all funds, a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated government bonds in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in designated government bonds.

In order to ensure professional and responsible management of the funds, in June 2003 a government committee appointed new managers for the funds with actuarial deficits. In January 2004, the Minister of Finance and the head of the Histadrut signed a memorandum of understanding completing the pension reform process in a cooperative effort among the Government, the Histadrut and employers. In December 2004, the Minister of Finance approved a procedure for the transfer of financial aid to the older pension funds that had been actuarially balanced, based on their assets. The financial aid was needed due to the aforementioned changes in the issuance of government bonds.

The Histadrut and the Coordinating Bureau of Economic Organizations entered into an agreement determining that as of January 1, 2008, employers must provide a defined contribution pension plan for all employees. During 2007 and 2008, two reforms dealing with long-term pension savings plans were implemented, aiming to expand consumer choice and competition, while ensuring that all employees enjoy a decent retirement income. The first reform provided that funds invested in type of vehicle that is used to provide pensions after 2008 may only be withdrawn as an allowance during an employee’s retirement years and not as a one-time disbursement. The second reform permitted the unrestricted transfer of pension money among different investment vehicles and funds.

As of December 31, 2013, long-term investments totaled NIS 842.5 billion, of which NIS 157.8 billion was invested in new pension funds, NIS 223.7 billion was invested in old pension funds, NIS 279.1 billion was invested in life insurance policies and NIS 181.9 billion in provident funds.

PUBLIC DEBT

General

Public sector debt (“public debt”) in Israel consists of the consolidated local currency and foreign currency debt of the public sector. The public sector debt as of December 31, 2013 was NIS 709.5 billion, out of which NIS 696.3 billion was central government debt. The definition of net public debt was revised in 2011 to exclude the holdings and debt issuances of the Bank of Israel. Therefore, both the foreign currency reserves, held and managed by the Bank of Israel, and the Bank of Israel’s short-term bills are no longer included in net public debt statistics. Net public debt as of December 31, 2013 was NIS 658.8 billion (62.6% of GDP), comprising NIS 558.4 billion in local currency debt and NIS 100.4 billion in foreign currency debt. In 2012, the net public debt stood at NIS 625.4 billion (63.0% of GDP). The main factor that contributed to the increase in net public debt in 2013 was the government deficit (3.15%). Following four years of increases, in 2004 the ratio of net public debt to GDP began to decline and continued falling until 2008, marking a return to the pre-2001 trend. In 2009, this ratio increased temporarily and has since been declining, with the 2013 level being the lowest in the past three decades.

Table No. 34

Government & Public Debt
(In Billions of NIS at End of Year Prices)

	Year
	2009	2010	2011	2012	2013
Central Government	596.4	608.2	633.0	666.8	696.3
(As percent of GDP)	(73.7)%	(70.2)%	(68.5)%	(67.1)%	(66.1)%
Other Public Agencies(1)	13.1	12.7	12.1	13.1	13.2
(As percent of GDP)	(1.6)%	(1.5)%	(1.3)%	(1.3)%	(1.3)%
Total	609.5	620.9	645.1	679.9	709.5
(As percent of GDP)	(75.3)%	(71.7)%	(69.8)%	(68.4)%	(67.4)%

(1)	Including the debt of the local authorities, except the local authorities’ debt to the central Government.
Source:	Bank of Israel, Ministry of Finance.

Table No. 35

Net Public Debt(1)
(In Billions of NIS at Current Prices)

	Year
	2009	2010	2011	2012	2013
Local Currency(2)	432.1	458.9	482.2	520.0	558.4
Foreign Currency(3)(4)	110.3	103.5	111.4	105.4	100.4
Total	542.4	562.4	593.6	625.4	658.8

(1)	Net public debt includes the debt of the local authorities, except the local authorities’ debt to the central Government.
(2)	In 2012, domestic net public debt increased in real terms (at end-of-year 2011 constant prices) by 6.01%, to NIS 511.68 billion.
(3)	External public debt equals the Government’s foreign currency liabilities.
(4)	Foreign currency debt, for this purpose, does not include nonresidents’ holdings of NIS-denominated Government bonds issued in the domestic market and does include residents’ holdings of foreign currency-denominated Government bonds issued in the global market.
Source:	Bank of Israel.

Table No. 36

Ratio of Net Public Debt to GDP
(Percent of Annual GDP at Current Prices)

	Year
	2009	2010	2011	2012	2013
Local Currency	52.7%	51.4%	50.3%	51.1%	52.4%
Foreign Currency(1)	13.6%	12.0%	11.9%	10.6%	9.5%
Total	66.3%	63.4%	62.2%	61.7%	61.9%

(1)	Foreign currency public debt equals the Government’s foreign-currency denominated liabilities.
Source:	Bank of Israel; Central Bureau of Statistics.

Central Government Debt

Central government debt increased in 2013 by 4.4%, to NIS 696.3 billion, compared to NIS 666.8 billion in 2012. The majority of the nominal increase in government debt was due to positive net funding as well as a slight increase in the CPI. In contrast, the appreciation of the NIS against the USD as well as a decrease in accrued interest, due to, among other things, low funding costs, contributed to lower government debt.

As indicated in Table 38 below, total central government debt comprises the outstanding amounts of tradable local currency debt, non-tradable local currency debt and foreign currency debt.

Table No. 37

Central Government Debt
(In Billions of NIS)

Segment	Description	2009	2010	2011	2012	2013
Tradable Local Currency Debt	Floating Rate	47.3	42.7	31.6	33.8	38.9
	Fixed Rate	147.8	170.4	191.4	207.7	213.4
	CPI Linked	146.8	145.4	155.4	170.1	180.7
	Total	341.9	358.5	378.4	411.6	433.1
Non-Tradable Local Currency Debt(1)	Pension	99.1	97.0	94.0	96.6	109.3
	Insurance	36.5	38.6	40.7	42.8	45.8
	Other	8.4	8.4	8.5	8.4	8.2
	Total	144.0	144.0	143.2	147.8	163.3
Foreign Currency Debt	Israel Bonds	31.1	27.7	28.3	24.5	19.3
	Sovereign bonds	22.4	27.0	30.7	33.4	36.5
	Other (including loan facilities)	8.0	6.6	6.3	6.1	5.3
	Bonds guaranteed by the USA	49.0	44.4	46.0	43.4	38.8
	Total	110.5	105.7	111.4	107.4	99.9
Total Government Debt		596.4	608.2	633.0	666.8	696.3

(1)	All non-tradable local currency debt is CPI-linked.
Source:	Ministry of Finance.

Debt-to-GDP Ratio

The debt-to-GDP ratio is a key indicator in determining the credit rating and financial stability of the State. In 2013, the public debt-to-GDP ratio continued its downward trajectory, ending the year at 67.4%, a 1% decrease from 2012.

Table No. 38

Debt-to-GDP Ratio
(In Percentages)

	2009	2010	2011	2012	2013
Total gross government debt as percent of GDP	73.7%	70.2%	68.5%	67.1%	66.1%
Total gross public debt as percent of GDP	75.3%	71.7%	69.9%	68.4%	67.4%

Source:	Bank of Israel; Ministry of Finance; Central Bureau of Statistics.

Duration of Debt

The average time to maturity (ATM) of central government debt was 7.1 years at the end of 2013, compared to 6.6 years at the end of 2012. This increase represents a continuing trend of increasing the ATM of central government debt in recent years.

Table No. 39

Duration of Debt — Average Time to Maturity
(In Years)

	2009	2010	2011	2012	2013
Domestic Debt	6.3	6.1	6.3	6.7	7.0
Foreign Debt	7.0	6.9	6.3	6.2	7.2
Total Debt	6.4	6.3	6.3	6.6	7.1

Source:	Ministry of Finance.

Domestic Government Debt

Domestic government debt comprises tradable and non-tradable debt. As of December 31, 2013, domestic government debt stood at NIS 596.4 billion, out of which NIS 433.1 billion were tradable debt, compared to NIS 163.3 billion in non-tradable debt. This reflects a 6.6% increase in total domestic government debt compared to 2012.

External Government Debt

As of December 31, 2013, the Government’s external debt stood at NIS 99.9 billion (approximately $28.8 billion).

Table No. 40

Composition of External Government Debt
(In Billions of USD)

	2009	2010	2011	2012	2013
U.S. Loan Guarantees	13.0	12.5	12.0	11.6	11.2
Sovereign Issuances	5.9	7.6	8.0	8.9	10.5
Israel Bond Organization	8.2	7.8	7.4	6.6	5.6
Other	2.1	1.9	1.7	1.6	1.5
Total External Debt	29.3	29.8	29.2	28.7	28.8

Source:	Ministry of Finance.

Domestic Public Debt

Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as: gross domestic government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector and government deposits in the Bank of Israel. The net public debt includes debt of local authorities, but excludes their debt to the Government. In 2013, the domestic net public debt was NIS 558.4, as compared with NIS 520 billion in 2012. The domestic public debt is comprised of transferable and non-transferable debt, which is raised through the issuance of shekel-denominated bonds. Nontransferable debt is issued to institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of nontransferable debt as a portion of the total domestic debt have decreased, mainly due to the reduction of pension fund-designated bond issuances (see “Public Finance — Pension Funds,” above).

In recent years, the Ministry of Finance has taken some major steps to increase the transferability and liquidity of its bonds. Between 1995 and 2013, the CPI-linked component in the overall domestic transferable debt decreased from 81% to 42%, and the USD-linked component decreased from 10.1% to 0%. Correspondingly, the Ministry of Finance reduced the number of bond series it issues and increased the average size per issue. As a result, the number of traded bond series fell sharply, from 215 in 1995 to only 32 at the end of 2013 and the average series size increased, from NIS 0.7 billion to NIS 13.2 billion over the same period.

Table No. 41

Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)

	2009	2010	2011	2012	2013
Total Issuances
Tradable	82.0	61.2	78.5	97	82
Non-Tradable	8.4	8.9	8.2	16	25
Total	90.4	70.1	86.7	113	107

Source:	Ministry of Finance.

External Public Debt

Unless otherwise specified, and only for the purpose of the statistical data presented herein, Israel’s gross external debt is defined, in line with the IMF’s definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For the purpose of this definition, the public sector includes the government, the Bank of Israel and the national institutions. The data presented does not include currency swap transactions.

The net external debt is defined as the public and private sectors’ external debt, less foreign assets of both sectors.

Table No. 42

Net External Debt
(In Billions of USD)

	2009	2010	2011	2012	2013
Net External Debt	-59.2	-60.3	-62.4	-70.8	-86.5
As percent of GDP	-28.7%	-26.0%	-24.2%	-27.5%	-29.7%

Source:	Bank of Israel; Central Bureau of Statistics.

The Government is the principal borrower of external public debt. In 2013, the public sector’s share of gross external debt amounted to 31.1%, compared to 32.2% in 2012, 34.3% in 2011 and 37.4% in 2010. The share of the Government’s gross external debt as a percentage of the total government debt amounted to 14% in 2013, compared to 16% in 2012, 18% in 2011, 17.4% in 2010 and 19% in 2009 (in each case, at year-end).

Total public sector external debt in 2013 amounted to $29.8, compared to $31.2 billion in 2012, $36.1 billion in 2011, $40.3 billion in 2010 and $31.2 billion in 2009. The total public sector external assets for the aforementioned years, starting with 2013, amounted to $83.4 billion, $76.3 billion, $75.3 billion, $71.4 billion and $61.2 billion, respectively.

The net external debt of the public sector is defined as the public sector’s external debt less foreign assets of the public sector. The net external debt levels in recent years represent a sharp decrease from a peak of 55% in 1985.

Table No. 43

Public Sector External Debt
(In Billions of USD)

	2009	2010	2011	2012	2013
External Public Debt	31.2	40.3	36.1	31.2	29.8
Public Sector External Assets	61.2	71.4	75.3	76.3	83.4
Net External Public Debt (as percent of GDP)	-30 (-14.5%)	-31.1 (-13.4%)	-39 (-15.0%)	-45.1 (-17.5%)	-53.7 (-18.4%)

Source:	Bank of Israel, Central Bureau of Statistics.

Government External Debt

As of December 31, 2013, approximately 83% of Israel’s governmental external debt was denominated in USD, 15% in Euro and 2% in other currencies. Israel’s access to external funding has increasingly broadened in recent decades. From the mid-1980s to 1992, the major source of external net borrowings by the Government was the State of Israel Bonds Organization (“Israel Bonds”), with the remainder borrowed from foreign governments, international institutions and foreign banks. Israel Bonds raises capital through the following four organizations: Development Corporation for Israel, Israel Bonds International, Development Company for Israel (UK) Ltd and Canada-Israel Securities Limited. Bonds and notes issued through Israel Bonds are not transferable (except pursuant to certain exceptions). Israel Bonds has proven to be a reliable and important source of financing for the State, particularly under adverse circumstances, due to the special characteristics of the investors, individuals and institutions, including the worldwide Jewish community that has an interest in Israel. The State expects to continue issuing bonds through Israel Bonds in the future.

By 1991, the annual amount raised by the Government through the sale of State of Israel Bonds reached an average of $1 billion per year. As of December 31, 2013, the outstanding balance of bonds and notes issued through Israel Bonds was $5.6 billion, representing approximately 19% of Israel’s governmental external debt. In 2013, the total funds raised through Israel Bonds amounted to $1.39 billion, a 14% increase from the $1.21 billion raised in 2012.

Table No. 44

Total Funds Raised by Israel Bonds
(In Billions of USD)

	2009	2010	2011	2012	2013
Funds raised	1.205	1.256	1.06	1.22	1.39

Source:	Ministry of Finance.

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987. In 1991, the United States provided Israel with an additional one-time special grant of $650 million in relation to expenses incurred by Israel as a result of the Gulf War.

In 1992, the United States approved up to $10 billion in loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years, and in 2006, this program was again extended through U.S. fiscal year 2011. In 2012, the United States further extended the program to September 2015 (with an option to carry forward unused guarantee amounts for an additional year). The $9 billion loan guarantee program aims to support Israel’s comprehensive economic program and to create conditions for high and sustainable growth. The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines as inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. For United States fiscal years 2003 and 2006, the amount of this reduction was $289.5 million and $795.8 million, respectively. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program.

Under the $9 billion loan guarantee program, between September 2003 and November 2004, Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and $3.8 billion in U.S. loan guarantees (subject to the reductions described above) remains available. The loan guarantee program is currently set to expire on September 30, 2015, with unused guarantee amounts available for use until September 30, 2016.

During 2013, the Government borrowed a total of approximately $3.39 billion in foreign currency debt, with $2 billion through a Yankee Bond offering and $1.39 billion through Israel Bonds. In January 2014, the Government raised €1.5 billion through a Euro Bond offering. Between January and April 30, 2014, the Government raised $501.4 million in bond sales through Israel Bonds.

Derivatives and Hedging Transactions

Israel has never utilized and currently does not anticipate utilizing derivative instruments for speculative purposes. As of December 31, 2013, the total debt denominated in foreign currency amounted to NIS 99.9 billion, which comprised 14% of total government debt. In addition, the mix of foreign currency debt is characterized by the dominance of USD-denominated debt. As of December 31, 2013, 83% of foreign currency debt was USD-denominated, 15% was denominated in Euro and the remainder is in other currencies. Israel carries out hedging transactions, short-term USD-NIS forward transactions and long-term swap transactions. USD-NIS swap transactions enable the reduction of exposure to foreign currency risk, and USD-EUR transactions enable diversification of such exposure. As of December 31, 2013, the composition of Israel’s hedged debt portfolio was as follows: 73% USD, 17% Euro, 8% NIS and 2% in other currencies.

Table No. 45

Foreign and Local Currency Debt
(In Billions of NIS Except for Percentages)

	As of December 31, 2012		As of December 31, 2013
	Amount	Percentage	Amount	Percentage
Foreign Currency Debt	107.4	16%	99.9	14%
Tradable Local Currency Debt	411.6	62%	433.1	62%
Non-Tradable Local Currency Debt	147.8	22%	163.3	24%
Total	666.8	100%	696.3	100%

Source:	Ministry of Finance.

Hedging transactions enable the reduction of market risk (currency risk) but expose Israel to credit risk, particularly counterparty risk. Credit risk is managed within the framework of shelf agreements by the International Swap and Derivative Association (ISDA). ISDA regulates the legal processes for the transfer of guarantees. In accordance with ISDA’s Credit Support Annex, a margin call is carried out according to the fair value of the transaction (mark-to-market) and the threshold is set forth in the agreement.

As of December 31, 2013, Israel’s stock of swap transactions amounted to $4.2 billion, of which USD-EUR transactions amounted to $0.8 billion. USD-NIS transactions amounted to $3.2 billion, and USD-CPI linked NIS transactions amounted to $0.2 billion. As of December 31, 2013, the mark-to-market value of all transactions stood at -$140 million.

Change in Credit Rating

During 2013, the only change in Israel’s foreign currency credit rating came from Fitch Ratings, which revised Israel’s Long-Term Foreign-Currency IDR to Positive, from Stable, while affirming Israel’s rating. Both S&P’s and Moody’s Investor Services’ ratings remained unchanged.

Table No. 46

Outstanding Government External Debt
(In Millions of USD, as of Year-End)

	2009	2010	2011	2012	2013
Public sector external debt(1)
Foreign governments and international institutions	2,860	2,602	2,450	2,415	2,313
Negotiable bonds guaranteed by the U.S. government	12,958	12,495	11,606	10,840	11,314
Negotiable bonds - unguaranteed	6,381	17,117	13,778	10,554	9,687
State of Israel bonds	8,553	7,797	7,918	7,243	6,246
Other	477	284	331	198	202
Total	31,229	40,295	36,083	31,250	29,762
Total public sector external assets	61,247	71,362	75,314	76,323	83,434
Net public sector external debt	-30,018	-31,067	-39,231	-45,072	-53,672

(1)	Includes accrued interest.
Source:	Ministry of Finance.

Table No. 47

Forward Amortization of Government External Debt — Principal Payments
(In Millions of USD)(1)

	2014	2015	2016	2017	2018	2019 onwards
Public sector	3,407	2,711	1,940	970	886	14,277
Foreign governments and international institutions	135	149	99	91	80	1,759
Negotiable bonds guaranteed by the U.S. government	248	234	222	210	201	5,114
Negotiable bonds - unguaranteed	684	810	802	306	306	6,779
State of Israel bonds	2,323	1,503	805	351	288	493
Other	17	15	12	12	12	131
Private sector	3,372	4,439	5,867	5,507	4,084	3,652
Financial loans	2,183	2,911	3,638	3,638	2,183
Bonds	169	169	529	169	881	3,652
Equity-holders’ loans	1,020	1,360	1,699	1,699	1,020
Total direct credit external liabilities (Debt Instruments)	6,778	7,151	7,806	6,477	4,969	17,929

(1)	Based on the debt balance as of the end of the period preceding the forecasted payments.

Excludes trade credit and banking system data. Data does not include accrued interest.

Source:	Ministry of Finance.

Table No. 48

Forward Amortization of Government External Debt — Interest Payments
(In Millions of USD)(1)

	2014	2015	2016	2017	2018	2019 onwards
Public sector	1,462	1,359	1,238	1,165	1,158	7,684
Foreign governments and international institutions	20	15	13	10	8	30
Negotiable bonds guaranteed by the U.S. government	869	883	896	907	917	6,324
Negotiable bonds - unguaranteed	225	247	228	201	201	1,221
State of Israel bonds	339	206	94	41	26	78
Other	8	7	7	6	6	31
Private sector	487	455	405	342	290	1,843
Financial loans	176	150	114	70	26
Bonds	279	279	270	259	259	1,843
Equity-holders’ loans	31	27	20	13	5
Total direct credit external liabilities (Debt Instruments)	1,948	1,815	1,643	1,507	1,448	9,527

(1)	Based on the debt balance as of the end of the period preceding the forecasted payments.
Source:	Ministry of Finance.

Table No. 49

Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2013)

MM $	USD	CAD	EURO	GBP	CHF	Total
State of Israel bonds	5,257	461	33	3	—	5,753
Loans from foreign Governments	548	—	970	—	7	1,525
Tradable bonds guaranteed by the U.S. Governments	11,192	—	—	—	—	11,192
Sovereign bonds - unguaranteed	7,007	—	3,183	176	—	10,366
Total	24,003	461	4,186	179	7	28,836

Source:	Ministry of Finance.

Table No. 50

Outstanding Public Sector External Debt
(In Millions of Dollars, as of Year-End)

	2009	2010	2011	2012	2013
Public sector external debt(1)
Foreign governments and international institutions	2,860	2,602	2,450	2,415	2,313
Negotiable bonds guaranteed by the U.S. government	12,958	12,495	11,606	10,840	11,314
Negotiable bonds – unguaranteed	6,381	17,117	13,778	10,554	9,687
State of Israel bonds	8,553	7,797	7,918	7,243	6,246
Other	477	284	331	198	202
Total	31,229	40,295	36,083	31,250	29,762
Total public sector external assets	61,247	71,362	75,314	76,323	83,434
Net public sector external debt	-30,018	-31,067	-39,231	-45,072	-53,672

(1)	Includes accrued interest.
Source:	Accountant General’s Office, Ministry of Finance.

Table No. 51

Forward Amortization of Public and Private Sector External Debt — Principal Payments
(In Millions of Dollars)(1)

	2014	2015	2016	2017	2018	2019 onwards
Public sector	3,407	2,711	1,940	970	886	14,277
Foreign governments and international institutions	135	149	99	91	80	1,759
Negotiable bonds guaranteed by the U.S. government	248	234	222	210	201	5,114
Negotiable bonds - unguaranteed	684	810	802	306	306	6,779
State of Israel bonds	2,323	1,503	805	351	288	493
Other	17	15	12	12	12	131
Private sector	3,372	4,439	5,867	5,507	4,084	3,652
Financial loans	2,183	2,911	3,638	3,638	2,183
Bonds	169	169	529	169	881	3,652
Equity-holders’ loans	1,020	1,360	1,699	1,699	1,020
Total direct credit external liabilities (Debt Instruments)	6,778	7,151	7,806	6,477	4,969	17,929

(1)	Based on the debt balance as of the end of the period preceding the forecasted payments. Excludes trade credit and banking system data. Data does not include accrued interest.

Source: Ministry of Finance.

Table No. 52

Forward Amortization of Public and Private Sector External Debt — Interest Payments
(In Millions of Dollars)(1)

	2014	2015	2016	2017	2018	2018 onwards
Public sector	1,462	1,359	1,238	1,165	1,158	7,684
Foreign governments and international institutions	20	15	13	10	8	30
Negotiable bonds guaranteed by the U.S. government	869	883	896	907	917	6,324
Negotiable bonds - unguaranteed	225	247	228	201	201	1,221
State of Israel bonds	339	206	94	41	26	78
Other	8	7	7	6	6	31
Private sector	487	455	405	342	290	1,843
Financial loans	176	150	114	70	26
Bonds	279	279	270	259	259	1,843
Equity-holders’ loans	31	27	20	13	5
Total direct credit external liabilities (Debt Instruments)	1,948	1,815	1,643	1,507	1,448	9,527

(1)	Based on the debt balance as of the end of the period preceding the forecasted payments.
Source:	Accountant General’s Office, Ministry of Finance.

State Guarantees

In certain cases, the Government may issue financial guarantees to secure third-party obligations if it determines that the issuance of such guarantees is in the best interest of the State. These guarantees generally require the payment of a fee. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate amount of obligations issued under such guarantees may not exceed 10% of the Government’s annual budget for the same year. Government guarantees fall into three groupings:

(i) guarantees to support economic activities, including encouragement of capital investment and lending to small and medium sized enterprises;

(ii) special guarantees to support government-controlled entities, including entities in the infrastructure sectors such as Israel Electric Corporation Ltd., or to support other enterprises or activities on a case-by-case basis; and

(iii) guarantees to support foreign trade, including export guarantees against foreign, political and commercial risks made through ASHR’A — The Israel Foreign Trade Risks Insurance Corporation Ltd., a government-controlled company, or through two private export insurance companies.

The guarantees, as well as fees and other receipts associated with them, are included in the national accounts. As of December 31, 2013, approximately $4.3 billion in State guarantees remained outstanding. The following table sets forth the State guarantees granted to secure third-parties’ indebtedness by category.

Table No. 53

State Guarantees
(In Millions of NIS)

	As of December 31, 2012		As of December 31, 2013
Category	Grouping(1)	Exposure	Effective Limit of the Program	Exposure
International Trade	(iii)	6,142	7,979	6,346
Israel Electric Corporation Ltd.	(ii)	9,866	8,158	8,1581
Pension	(i)	50	27	27
Medium-Sized Business Fund	(i)	140	140	138
Small- and Medium-Sized Business Fund (New)	(i)	—	400	196
Moshavim (i.e., agricultural settlements)(2)	(i)	44	—	—
Total	—	16,24	16,704	14,865

(1)	Refers to groupings (i), (ii) and (iii) described in the first paragraph under “State Guarantees” above.
Source:	Financial Report of the Ministry of Finance.
(2)	The Moshavim guarantee program ended prior to December 31, 2013 and therefore no data is available for such date.

DEBT RECORD

Israel has never defaulted on the payment of principal or interest on any of its internal or external debt obligations.

Loans from the Government of the Federal Republic of Germany

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2013 (In Millions)
2.0	Nov. - Dec. 1989	Dec. 2019	EUR	21.3
2.0	Jan. 1991	Dec. 2020	EUR	25
2.0	Dec. 1991	Dec. 2021	EUR	28.6
2.0	Dec. 1992	Dec. 2022	EUR	32.2
2.0	Dec. 1993	Dec. 2023	EUR	46
2.0	Dec. 1994	Dec. 2024	EUR	28.1
2.0	Jun. 1995	Jun. 2025	EUR	41.1
2.0	Dec. 1996	Dec. 2026	EUR	30
2.0	Jan. 1998	Dec. 2027	EUR	17.9
2.0	Sep. 2000	Dec. 2030	EUR	3.8
2.0	Dec. 2001	Dec. 2030	EUR	8.6
2.0	Dec. 2003	Dec. 2030	EUR	1
2.0	Dec. 2004	Dec. 2030	EUR	1.6
2.0	Aug. 2005	Dec. 2030	EUR	1.6
2.0	Dec. 2006	Dec. 2030	EUR	2.9
2.0	Dec. 2007	Dec. 2030	EUR	1.6

Source:	Ministry of Finance.

Loans from Israeli and Non-Israeli Banks

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2013 (In Millions)
4.15	Sep. 1997	Jun. 2015	CHF	4.7
1.15	Sep. 1997	Jun. 2015	CHF	1.5
4.69	Oct. 1998	Jun. 2015	EUR	0.3
1.69	Oct. 1998	Jun. 2015	EUR	0.1
4.157	Dec. 2009	Dec. 2029	EUR	141.1
3.571	Jan. 2012	Jan. 2032	EUR	58.9

Source:	Ministry of Finance.

International Capital Markets Issues

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2013 (In Millions)
7.25	Dec. 1998	Dec. 2028	USD	250.0
6.875	Oct. 1999	Oct. 2034	GBP	100.0
5.125	Mar. 2004	Mar. 2014	USD	500.0
3.75	Oct. 2005	Oct. 2015	EUR	750.0
5.5	Nov. 2006	Nov. 2016	USD	1,000.0
5.125	Mar. 2009	Mar. 2019	USD	1,500.0
4.625	Mar. 2010	Mar. 2020	EUR	1,500.0
4.00	Jan. 2012	Jun. 2022	USD	1,500.0
0.9+LIBORUSD03	Jun. 2012	Jun. 2014	USD	200.0
3.15	Jan. 2013	Jun. 2023	USD	1,000
4.5	Jan. 2013	Jan. 2043	USD	1,000

Source:	Ministry of Finance

STATE OF ISRAEL BONDS
ISSUED THROUGH THE DEVELOPMENT CORPORATION FOR ISRAEL

ISSUES	INTEREST RATE (%)	ISSUE DATE	MATURITY	CURRENCY	OUTSTANDING AMOUNT DEC. 31, 2013 IN MILLIONS
DEVELOPMENT ISSUES
DEV – 7TH AMENDED	4.00	JAN 1999 - FEB 2006	JAN 2014 - FEB 2021	USD	48.29
DEV – 7TH AMENDED	4.00	JAN 1999 - FEB 2006	JAN 2014 - FEB 2021	USD	51.21
DEV INT’L – 7TH AMENDED	4.00	JAN 1999 - FEB 2006	JAN 2014 - FEB 2021	USD	22.41
INSTITUTIONAL BONDS
LFRI - INSTITUTIONAL PP – 1ST ISSUE 5 YEARS	LIBORUSD06 - 1.00 - 1.45	APR 2009 - JUL 2009	APR 2014 - JUL 2014	USD	12.80
LFRI INSTITUTIONAL PP 3RD ISSUE 2 YEARS	LIBORUSD06 - 0.10 - 1.25	MAR 2012 - JUN 2012	MAR 2014 - JUN 2014	USD	32.00
LFRI INSTITUTIONAL PP 3RD ISSUE 3 YEARS	LIBORUSD06 - 0.30 - 1.30	JAN 2011 - JUN 2012	JAN 2014 - JUN 2015	USD	100.20
LFRI INSTITUTIONAL PP 3RD ISSUE 5 YEARS	LIBORUSD06 - 0.60 - 1.35	FEB 2012 - SEP 2012	FEB 2017 - SEP 2017	USD	9.00
LFRI INSTITUTIONAL PP 4TH ISSUE 3 YEARS	LIBORUSD06 - 0.75 - 0.95	FEB 2013 - JUN 2013	FEB 2016 - JUN 2016	USD	41.00
LFRI INSTITUTIONAL PP 4TH ISSUE 5 YEARS	LIBORUSD06 - 1.00 - 1.20	FEB 2013 - MAY 2013	FEB 2018 - MAY 2018	USD	26.50
LFRI INSTITUTIONAL PP 5TH ISSUE 3 YEARS	LIBORUSD06 - 0.95	JUN 2013 - OCT 2013	JUN 2016 - OCT 2016	USD	9.30
LFRI INSTITUTIONAL PP 5TH ISSUE 5 YEARS	LIBORUSD06 - 1.20	JUN 2013 -	JUN 2018 -	USD	20.00
INSTITUTIONAL JUBILEE PP – 1ST ISSUE 5 YEARS	3.44 - 4.49	FEB 2009 - JUL 2009	FEB 2014 - JUL 2014	USD	20.00
INSTITUTIONAL JUBILEE PP 2ND ISSUE 5 YEARS	2.93 - 3.10	APR 2010 - MAY 2010	APR 2015 - MAY 2015	USD	16.00
INSTITUTIONAL JUBILEE PP 3RD ISSUE 2 YEARS	0.76 - 1.79	FEB 2012 - JUL 2012	FEB 2014 - JUL 2014	USD	28.70
INSTITUTIONAL JUBILEE PP 3RD ISSUE 3 YEARS	1.31 - 2.25	JAN 2011 - NOV 2012	JAN 2014 - NOV 2015	USD	93.80
INSTITUTIONAL JUBILEE PP 3RD ISSUE 5 YEARS	2.47 - 3.46	JAN 2011 - OCT 2012	JAN 2016 - OCT 2017	USD	34.00
INSTITUTIONAL JUBILEE PP 4TH ISSUE 3 YEARS	1.58 - 1.71	FEB 2013 - JUN 2013	FEB 2016 - JUN 2016	USD	60.00
INSTITUTIONAL JUBILEE PP 4TH ISSUE 5 YEARS	2.43 - 2.74	JAN 2013 - MAY 2013	JAN 2018 - MAY 2018	USD	40.20
INSTITUTIONAL JUBILEE PP 5TH ISSUE 3 YEARS	1.79 - 1.99	JUN 2013 - AUG 2013	JUN 2016 - AUG 2016	USD	21.50
INSTITUTIONAL JUBILEE PP 5TH ISSUE 5 YEARS	2.76 - 3.21	JUN 2013 - AUG 2013	JUN 2018 - AUG 2018	USD	13.70
INSTITUTIONAL REINVESTMENT BONDS
REINVESTMENT SAVINGS BONDS 2ND ISSUE 3 YEARS	0.79 - 1.77	JAN 2011 - OCT 2012	JAN 2014 - OCT 2015	USD	6.50
JUBILEE
JUBILEE – 3RD ISSUE	4.15 - 5.65	JAN 2004 - AUG 2005	JAN 2014 - AUG 2015	USD	316.14
JUBILEE – 3RD D01 AMENDED	4.55 - 5.35	AUG 2005 - MAR 2006	AUG 2015 - MAR 2016	USD	17.02
JUBILEE – 4TH ISSUE 10 YEARS	4.70 - 5.90	MAR 2006 - JAN 2007	MAR 2016 - JAN 2017	USD	45.89
JUBILEE – 5TH ISSUE 5 YEARS	1.76	JAN 2009 -	JAN 2014 -	USD	0.00
JUBILEE – 5TH ISSUE 10 YEARS	4.79 - 5.50	JAN 2007 - JUL 2007	JAN 2017 - JUL 2017	USD	11.55
JUBILEE – 6TH ISSUE 5 Y CASH	1.42 - 4.25	JAN 2009 - DEC 2010	JAN 2014 - DEC 2015	USD	468.50
JUBILEE – 6TH ISSUE 10 Y CASH	2.85 - 3.80	AUG 2010 - DEC 2010	AUG 2020 - DEC 2020	USD	28.26
JUBILEE 7TH ISSUE 2 Y CASH	0.47 - 1.54	JAN 2012 - JUN 2013	JAN 2014 - JUN 2015	USD	204.78
JUBILEE 7TH ISSUE 3 Y CASH	1.08 - 2.05	JAN 2011 - JUN 2013	JAN 2014 - JUN 2016	USD	191.61
JUBILEE 7TH ISSUE 5 Y CASH	1.92 - 3.27	JAN 2011 - JUN 2013	JAN 2016 - JUN 2018	USD	302.97
JUBILEE 7TH ISSUE 10 Y CASH	3.14 - 4.50	JAN 2011 - JUN 2013	JAN 2021 - JUN 2023	USD	345.90
JUBILEE 8TH ISSUE 2 Y CASH	1.02 - 1.33	JUN 2013 - DEC 2013	JUN 2015 - DEC 2015	USD	110.72
JUBILEE 8TH ISSUE 3 Y CASH	1.35 - 1.75	JUN 2013 - DEC 2013	JUN 2016 - DEC 2016	USD	31.88
JUBILEE 8TH ISSUE 5 Y CASH	2.40 - 2.91	JUN 2013 - DEC 2013	JUN 2018 - DEC 2018	USD	88.77
JUBILEE 8TH ISSUE 10 Y CASH	4.00 - 4.51	JUN 2013 - DEC 2013	JUN 2023 - DEC 2023	USD	146.95
JUBILEE 1ST INTERNATIONAL ISSUE 2 YEARS	1.10 - 1.30	AUG 2013 - NOV 2013	AUG 2015 - NOV 2015	USD	0.33
JUBILEE 1ST INTERNATIONAL ISSUE 3 YEARS	1.60 - 1.75	JUL 2013 - OCT 2013	JUL 2016 - OCT 2016	USD	0.13
JUBILEE 1ST INTERNATIONAL ISSUE 5 YEARS	2.55 - 2.69	OCT 2013 - DEC 2013	OCT 2018 - DEC 2018	USD	0.03
JUBILEE 1ST INTERNATIONAL ISSUE 10 YEARS	3.75 - 4.51	JUN 2013 - NOV 2013	JUN 2023 - NOV 2023	USD	0.70
MACCABEE BONDS – 6TH ISSUE 5 YEARS	1.27 - 4.05	JAN 2009 - DEC 2010	JAN 2014 - DEC 2015	USD	45.22
MACCABEE BONDS – 7TH ISSUE 10 YEARS	3.20 - 3.51	AUG 2012 - JUN 2013	AUG 2022 - JUN 2023	USD	10.56
MACCABEE BONDS – 7TH ISSUE 2 YEARS	0.32 - 1.30	JAN 2012 - JUN 2013	JAN 2014 - JUN 2015	USD	6.63
MACCABEE BONDS – 7TH ISSUE 3 YEARS	0.88 - 1.85	JAN 2011 - JUN 2013	JAN 2014 - JUN 2016	USD	15.65
MACCABEE BONDS – 7TH ISSUE 5 YEARS	1.72 - 3.07	JAN 2011 - JUN 2013	JAN 2016 - JUN 2018	USD	55.56
MACCABEE BONDS – 8TH ISSUE 2 YEARS	0.85 - 1.08	JUN 2013 - DEC 2013	JUN 2015 - DEC 2015	USD	3.28

ISSUES	INTEREST RATE (%)		ISSUE DATE	MATURITY	CURRENCY	OUTSTANDING AMOUNT DEC. 31, 2013 IN MILLIONS
MACCABEE BONDS – 8TH ISSUE 3 YEARS	1.20 - 1.50		JUN 2013 - DEC 2013	JUN 2016 - DEC 2016	USD	4.92
MACCABEE BONDS – 8TH ISSUE 5 YEARS	2.15 - 2.61		JUN 2013 - DEC 2013	JUN 2018 - DEC 2018	USD	11.92
MACCABEE BONDS – 8TH ISSUE 10 YEARS	3.67 - 4.21		JUN 2013 - DEC 2013	JUN 2023 - DEC 2023	USD	12.85
MACCABEE BONDS 1ST INTERNATIONAL ISSUE 2	1.05		AUG 2013 -	AUG 2015 -	USD	0.02
MACCABEE BONDS 1ST INTERNATIONAL ISSUE 3	1.19 - 1.38		JUN 2013 - JUL 2013	JUN 2016 - JUL 2016	USD	0.01
MACCABEE BONDS 1ST INTERNATIONAL ISSUE 5	1.96 - 2.61		JUN 2013 - OCT 2013	JUN 2018 - OCT 2018	USD	0.02
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 5	2.17		DEC 2013 -	DEC 2018 -	USD	0.01
LIBOR FLOATING RATE ISSUES
LFRI – 4TH ISSUE	LIBORUSD06 - 0.60 - 0.75	C	JAN 2004 - MAY 2005	JAN 2014 - MAY 2015	USD	98.77
LFRI – 5TH ISSUE	LIBORUSD06 - 0.20 - 0.60	C	MAY 2005 - MAR 2006	MAY 2015 - MAR 2016	USD	81.69
LFRI – 10TH ISSUE 2 Y FINANCING	LIBORUSD06 - 0.00 - 1.05	C	JAN 2012 - JAN 2013	JAN 2014 - JAN 2015	USD	81.55
LFRI – 10TH ISSUE 3 Y FINANCING	LIBORUSD06 - 0.50	C	JAN 2011 -	JAN 2014 -	USD	0.00
LFRI – 11TH ISSUE 2 Y FINANCING	LIBORUSD06 - 0.60 - 0.85	C	FEB 2013 - JUN 2013	FEB 2015 - JUN 2015	USD	34.70
LFRI – 12TH ISSUE 2 Y FINANCING	LIBORUSD06 - 0.85 - 0.95	C	JUN 2013 - DEC 2013	JUN 2015 - DEC 2015	USD	84.90
LFRI – 6TH ISSUE 10 YEARS	LIBORUSD06 - 0.10 - 0.20	C	MAR 2006 - JAN 2007	MAR 2016 - JAN 2017	USD	26.94
LFRI – 7TH ISSUE 10 YEARS	LIBORUSD06 - 0.15 - 0.10	C	JAN 2007 - JUL 2007	JAN 2017 - JUL 2017	USD	6.40
LFRI – 8TH ISSUE 5 Y CASH	LIBORUSD06 - 0.00 - 1.50	C	JAN 2009 - MAR 2010	JAN 2014 - MAR 2015	USD	101.13
LFRI – 9TH ISSUE 5 Y CASH	LIBORUSD06 - 0.35 - 0.65	C	MAR 2010 - DEC 2010	MAR 2015 - DEC 2015	USD	20.48
LFRI – 10TH ISSUE 2 Y CASH	LIBORUSD06 - 0.30 - 1.05	C	JAN 2012 - JAN 2013	JAN 2014 - JAN 2015	USD	135.34
LFRI – 10TH ISSUE 3 Y CASH	LIBORUSD06 - 0.10 - 1.10	C	JAN 2011 - JAN 2013	JAN 2014 - JAN 2016	USD	70.41
LFRI – 10TH ISSUE 5 Y CASH	LIBORUSD06 - 0.20 - 1.15	C	JAN 2011 - JAN 2013	JAN 2016 - JAN 2018	USD	49.91
LFRI – 11TH ISSUE 2 Y CASH	LIBORUSD06 - 0.30 - 0.60	C	JAN 2013 - JUN 2013	JAN 2015 - JUN 2015	USD	20.05
LFRI – 11TH ISSUE 3 Y CASH	LIBORUSD06 - 0.10 - 0.70	C	JAN 2013 - JUN 2013	JAN 2016 - JUN 2016	USD	5.82
LFRI – 11TH ISSUE 5 Y CASH	LIBORUSD06 - 0.20 - 0.90	C	JAN 2013 - JUN 2013	JAN 2018 - JUN 2018	USD	3.52
LFRI – 12TH ISSUE 2 Y CASH	LIBORUSD06 - 0.60 - 0.70	C	JUN 2013 - DEC 2013	JUN 2015 - DEC 2015	USD	79.98
LFRI – 12TH ISSUE 3 Y CASH	LIBORUSD06 - 0.70 - 0.80	C	JUN 2013 - DEC 2013	JUN 2016 - DEC 2016	USD	11.10
LFRI – 12TH ISSUE 5 Y CASH	LIBORUSD06 - 0.90 - 1.00	C	JUN 2013 - DEC 2013	JUN 2018 - DEC 2018	USD	6.57
LFRI 1ST INTERNATIONAL ISSUE 2 YEARS CAS	LIBORUSD06 - 0.60	C	MAY 2013 -	MAY 2015 -	USD	0.38
LFRI 1ST INTERNATIONAL ISSUE 5 YEARS CAS	LIBORUSD06 - 0.90	C	DEC 2013 -	DEC 2018 -	USD	10.00
SAVINGS BONDS
MAZEL TOV – 4TH ISSUE 5 YEARS	1.30 - 2.54		JAN 2011 - JUN 2013	JAN 2016 - JUN 2018	USD	35.87
MAZEL TOV – 5TH ISSUE 5 YEARS	1.83 - 2.44		JUL 2013 - DEC 2013	JUL 2018 - DEC 2018	USD	8.49
MAZEL TOV – 1ST INTERNATIONAL ISSUE 5 YEARS	1.45 - 2.28		JUN 2013 - NOV 2013	JUN 2018 - NOV 2018	USD	0.01
SAVING – 1ST ISSUE 10 YEARS	4.75 - 6.05		MAR 2006 - JAN 2007	MAR 2016 - JAN 2017	USD	37.48
SAVING – 2ND ISSUE 10 YEARS	4.89 - 5.62		JAN 2007 - JUL 2007	JAN 2017 - JUL 2017	USD	13.48
SAVING MAZAL TOV – 2ND ISSUE 5 YEARS	2.12		JAN 2009 -	JAN 2014 -	USD	(0.35)
SAVING MAZAL TOV – 2ND ISSUE 10 YEARS	4.71 - 5.07		FEB 2007 - JUL 2007	FEB 2017 - JUL 2017	USD	1.43
SAVING MAZAL TOV – 3RD ISSUE 5 YEARS	1.32 - 2.99		FEB 2009 - DEC 2010	FEB 2014 - DEC 2015	USD	28.81
SABRA SAVING – 4TH ISSUE 3 YEARS	0.77 - 1.77		JAN 2011 - JUN 2013	JAN 2014 - JUN 2016	USD	23.38
SABRA SAVING – 5TH ISSUE 3 YEARS	1.10 - 1.42		JUN 2013 - DEC 2013	JUN 2016 - DEC 2016	USD	5.54
SABRA SAVING – 1ST INTERNATIONAL ISSUE 3 Y	1.00 - 1.42		JUN 2013 - DEC 2013	JUN 2016 - DEC 2016	USD	0.22
EMITZVAH SAVING 4TH ISSUE 5 YEARS	1.30 - 1.76		SEP 2012 - JUN 2013	SEP 2017 - JUN 2018	USD	0.11
EMITZVAH SAVING 5TH ISSUE 5 YEARS	1.83 - 2.44		JUL 2013 - DEC 2013	JUL 2018 - DEC 2018	USD	0.07
ZERO COUPON ISSUES
ZERO COUPON – 8TH ISSUE	4.25 - 6.45		JAN 2004 - MAR 2006	JAN 2014 - MAR 2016	USD	414.23
STERLING BONDS
GBP MAZEL TOV 1ST ISSUE 5 YEARS	2.02 - 2.60		JUL 2010 - NOV 2010	JUL 2015 - NOV 2015	GBP	0.05
GBP MAZEL TOV 2ND ISSUE 5 YEARS	1.29 - 3.00		JAN 2011 - AUG 2012	JAN 2016 - AUG 2017	GBP	0.10
GBP MAZEL TOV 3RD ISSUE 10 YEARS	2.02 - 2.60		JUL 2013 - DEC 2013	JUL 2018 - DEC 2018	GBP	0.03
GBP SAVINGS 2ND ISSUE 2 YEARS	0.59 - 1.67		JAN 2012 - AUG 2012	JAN 2014 - AUG 2014	GBP	0.33

ISSUES	INTEREST RATE (%)		ISSUE DATE	MATURITY	CURRENCY	OUTSTANDING AMOUNT DEC. 31, 2013 IN MILLIONS
GBP SAVINGS 3RD ISSUE 2 YEARS	1.12 - 1.41		JUN 2013 - DEC 2013	JUN 2015 - DEC 2015	GBP	0.16
GBP JUBILEE 2ND ISSUE 2 YEARS	0.50 - 1.62		FEB 2012 - AUG 2012	FEB 2014 - AUG 2014	GBP	0.02
GBP JUBILEE 3RD ISSUE 2 YEARS	1.30 - 1.51		JUN 2013 - DEC 2013	JUN 2015 - DEC 2015	GBP	0.90
GBP JUBILEE BONDS 4TH STERLING SERIES 2 YEAR	1.44		DEC 2013 -	DEC 2015 -	GBP	0.00
EURO BONDS
EURO SAVING – 1ST ISSUE 10 YEARS	4.35 - 4.40		OCT 2006 - JAN 2007	OCT 2016 - JAN 2017	EUR	0.04
EURO SAVING – 2ND ISSUE 10 YEARS	4.45 - 5.25		JAN 2007 - JUL 2007	JAN 2017 - JUL 2017	EUR	0.22
EURO SAVING – 6TH ISSUE 2 YEARS	0.36 - 1.58		JAN 2012 - SEP 2012	JAN 2014 - SEP 2014	EUR	3.43
EURO SAVING – 6TH ISSUE 3 YEARS	0.51 - 2.91		JAN 2011 - AUG 2012	JAN 2014 - AUG 2015	EUR	8.50
EURO LFRI – 1ST ISSUE 7 YEARS	EURIBEUR06 - 0.16	B	JAN 2007 -	JAN 2014 -	EUR	0.00
EURO LFRI – 2ND ISSUE 7 YEARS	EURIBEUR06 - 0.10	B	MAR 2007 - JUN 2007	MAR 2014 - JUN 2014	EUR	0.06
EURO LFRI – 6TH ISSUE 2 YEARS	EURIBEUR06 - 0.10 - 1.05	B	JAN 2012 - AUG 2012	JAN 2014 - AUG 2014	EUR	1.55
EURO LFRI – 6TH ISSUE 3 YEARS	EURIBEUR06 - 0.10 - 1.10	B	JUN 2011 - AUG 2012	JUN 2014 - AUG 2015	EUR	7.10
EURO MAZEL TOV 1ST ISSUE 5 YEARS	1.42 - 1.93		JUL 2010 - DEC 2010	JUL 2015 - DEC 2015	EUR	0.06
EURO MAZEL TOV 2ND ISSUE 5 YEARS	1.03 - 2.95		JAN 2011 - AUG 2012	JAN 2016 - AUG 2017	EUR	0.09
CANADIAN ISSUES
CAN SAVING – 1ST ISSUE 10 YEARS	4.30 - 5.40		MAY 2006 - JAN 2007	MAY 2016 - JAN 2017	CAD	2.43
CAN SAVING – 2ND ISSUE 10 YEARS	4.27 - 5.27		JAN 2007 - JUL 2007	JAN 2017 - JUL 2017	CAD	1.28
CAN MAZAL TOV – 2ND ISSUE 5 YEARS	2.77		JAN 2009 -	JAN 2014 -	CAD	(0.09)
CAN MAZAL TOV – 3RD ISSUE 5 YEARS	2.10 - 3.31		FEB 2009 - DEC 2010	FEB 2014 - DEC 2015	CAD	5.91
CAN MAZAL TOV – 4TH ISSUE 5 YEARS	1.86 - 3.16		JAN 2011 - DEC 2013	JAN 2016 - DEC 2018	CAD	10.00
CAN SABRA BOND – 4TH ISSUE 3 YEARS	1.59 - 3.04		JAN 2011 - DEC 2013	JAN 2014 - DEC 2016	CAD	10.86
CFRI – 2ND ISSUE	PRIMECAD - 0.75 - 0.00	A	JAN 2002 - APR 2006	JAN 2014 - APR 2018	CAD	5.05
CAN ZC – 1ST ISSUE	5.55 - 5.90		JAN 2004 - NOV 2004	JAN 2014 - NOV 2014	CAD	8.13
CAN ZC – 2ND ISSUE	4.85 - 5.60		NOV 2004 - MAY 2006	NOV 2014 - MAY 2016	CAD	16.25
CAN JUBILEE – 2ND ISSUE 5 YEARS	2.55		JAN 2009 -	JAN 2014 -	CAD	0.01
CAN JUBILEE – 3RD ISSUE 5 YEARS	2.37 - 4.51		JAN 2009 - DEC 2010	JAN 2014 - DEC 2015	CAD	61.27
CAN JUBILEE 3RD ISSUE 10 YEARS	3.35 - 4.00		AUG 2010 - DEC 2010	AUG 2020 - DEC 2020	CAD	1.04
CAN JUBILEE – 4TH ISSUE 2 YEARS	1.31 - 2.68		JAN 2012 - DEC 2013	JAN 2014 - DEC 2015	CAD	57.68
CAN JUBILEE – 4TH ISSUE 3 YEARS	1.93 - 3.18		JAN 2011 - DEC 2013	JAN 2014 - DEC 2016	CAD	42.10
CAN JUBILEE – 4TH ISSUE 5 YEARS	2.45 - 3.90		JAN 2011 - DEC 2013	JAN 2016 - DEC 2018	CAD	51.79
CAN JUBILEE – 4TH ISSUE 10 YEARS	3.46 - 4.61		JAN 2011 - DEC 2013	JAN 2021 - DEC 2023	CAD	153.49
CAN MACCABEE – 3RD ISSUE 5 YEARS	2.24 - 4.39		JAN 2009 - DEC 2010	JAN 2014 - DEC 2015	CAD	5.87
CAN MACCABEE 4TH ISSUE 2 YEARS	1.16 - 2.50		JAN 2012 - DEC 2013	JAN 2014 - DEC 2015	CAD	4.77
CAN MACCABEE 4TH ISSUE 3 YEARS	1.66 - 3.03		JAN 2011 - DEC 2013	JAN 2014 - DEC 2016	CAD	5.15
CAN MACCABEE 4TH ISSUE 5 YEARS	2.30 - 3.75		JAN 2011 - DEC 2013	JAN 2016 - DEC 2018	CAD	8.62
CAN MACCABEE 4TH ISSUE 10 YEARS	3.40 - 4.28		SEP 2012 - DEC 2013	SEP 2022 - DEC 2023	CAD	1.83
CAN INSTITUTIONAL JUBILEE 1ST ISSUE 5 YEARS	4.25 - 4.52		AUG 2009 - SEP 2009	AUG 2014 - SEP 2014	CAD	1.25
CAN INSTITUTIONAL JUBILEE 2ND ISSUE 3 YEARS	3.10		JUN 2011 -	JUN 2014 -	CAD	1.00
CAN INSTITUTIONAL JUBILEE 2ND ISSUE 5 YE	3.67		MAR 2011 -	MAR 2016 -	CAD	0.00
CAN INSTITUTIONAL JUBILEE 3RD ISSUE 5 YEARS	3.40		NOV 2013 -	NOV 2018 -	CAD	1.00

(A)	Interest rate equals Canadian Prime minus 0.75% basis points.
(B)	The Euribor rate for six months is rounded upward to 1/100%.
(C)	The Libor Rate for six months is rounded upwards to the next 1/16%.
Source:	State of Israel Bonds, Ministry of Finance.

Tradable Local Currency Direct Debt of the Government of Israel

Serial No.	Serial Name	Interest Rate	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2013 (In Millions of NIS)
	Floating Rate Loans
1106970	Israel Government FRN	0	09/04/2007	31/08/2017	15,372.9
1116193		0	07/12/2009	31/05/2020	18,423.7
1127646		0	04/02/2013	30/11/2021	5,095.8
	Fixed Rate Loans
9268236	Shahar	7.5	22/04/2004	31/03/2014	7,570.3
9268335		6.5	6/02/2006	31/01/2016	10,305.6
1099456	Israel Government Fixed	6.25	11/06/2006	30/10/2026	16,421.6
1101575		5.5	26/02/2007	28/02/2017	17,999
1123272		5.5	04/04/2011	31/01/2022	17,402.9
1110907		6.0	06/10/2008	28/02/2019	18,028.2
1122019		4.25	01/10/2011	31/08/2016	16,189.1
1124486		3.5	09/05/2011	31/08/2014	15,380.6
1126747		4.25	06/08/2012	31/03/2023	16,475.9
1127166		2.5	05/11/2012	31/05/2016	11,835.5
1126218		4	08/05/2012	30/11/2018	15,436.2
1125400		5.5	09/01/2012	31/01/2042	7,470.7
1114297		4.5	06/08/2009	30/01/2015	13,745.8
1115773		5.0	11/02/2009	31/01/2020	16,065.3
	Israel Government T-Bills
1129683		0	09/09/2013	30/05/2014	2,564.9
1128255		0	13/05/2013	31/01/2014	3,355.1
	CPI-linked Loans
9547134	Galil	CPI + 5.00	29/11/1999	31/10/2014	977.4
9547233		CPI + 5.00	23/05/2000	30/04/2015	13,955.7
9590332		CPI + 4.00	19/08/2001	31/07/2021	15,120.2
9590431		CPI + 4.00	23/08/2004	31/07/2024	10,372
1097708	Israel Government CPI	CPI + 4.00	26/06/2006	31/05/2036	16,124.5
1124056		CPI + 2.75	07/06/2011	30/09/2022	16,098.9
1128081		CPI + 1.75	02/04/2013	29/09/2023	5,793
1130483	Israel Government CPI	CPI + 0.1	11/11/2013	31/10/2016	1,606.4
1120583		CPI + 2.75	09/06/2010	31/08/2041	12,787.8
1108927		CPI + 3.5	01/07/2008	30/04/2018	19,253.1
1113646		CPI + 1.5	04/06/2009	30/06/2014	12,783.2
1114750		CPI + 3.0	08/03/2009	31/10/2019	13,741.8
1125905		CPI + 1.0	05/03/2012	30/05/2017	15,547

(1)	Annual interest rate equals weighted average of yields to maturity of Makam with 3 to 12 months maturity.
(2)	Annual interest rate equals yields to maturity of Makam with 12 months maturity.
Source:	Ministry of Finance.

Non-Tradable Local Currency Direct Debt of the Government of Israel

Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2013 (In Millions)
CPI-Linked Loans
Hetz	CPI + 4% - 6.2%	1967 – 2013	2013 – 2032	37,632
Meron	CPI + 5.5%	1987 - 2003	2013 – 2024	33,297
Arad	CPI + 4.8%	1995 – 2013	2013 - 2028	57,512

Source: Ministry of Finance.

Various Loans of the Government of Israel

Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2013 (In Millions of NIS)
Emissions and Funds(1)	2% - 6%	1984 - 2004	(2)	NIS 7,485
Compulsory Bonds	N/A	N/A	N/A	N/A

(1)	The funds and emissions include mostly deposits at the Accountant General’s Office made by financial institutions and other entities.
(2)	Most of these amounts were deposited for 17 years and are re-financed. Some of the depositing entities are able to withdraw their funds at any time and some of the deposits (those referred to as “emissions”) have an established maturity date.
Source:	Ministry of Finance.

Balance of the Government’s Floating Rate Debt by Currency
(As of December 31, 2013)

Total (In Millions)
United States Dollars (USD)	1,388
Euro (EUR)	9
Canadian Dollar (CAD)	5
New Israeli Shekel (NIS)	38,892

Source:	Ministry of Finance.